U-HAUL HOLDING COMPANY


Hardware
TRUCKS & TRAILERS
FOR RENT U-HAUL
U-HAUL
MAKES MOVING EASIER
Mom's Attic
LOWEST
COST
We Sell U-Haul
BOXES
For Moving & Storage

annual report
2026



July 1, 2026

Dear Fellow Shareholders,

This year we underperformed on profits. Revenues for both self-move and self-storage increased throughout the year.

A price-sensitive public continues to value convenience and service. Our task is to meet that expectation.

The year-over-year earnings decline was heavily driven by elevated fleet depreciation expense and losses on the disposal of retired rental equipment.

Much of the fleet losses are attributable to green energy and emissions regulations that disrupted the automotive supply chain. Our purchases of hundreds of millions of dollars of these vehicles is working its way through the balance sheet. We are aggressively working these costs through the income statement. Recent shifts suggest a more practical regulatory approach emerging.

Managing our fleet with discipline and expanding our dealer network will help further cure the current reality of our equipment economics. The public is depending on us to offer reliable and economical equipment.

During the fiscal year, we added 5,300,000 net rentable square feet. We have slowed real estate capex as we work through underutilized self-storage capacity.

Our "1-Year Price Lock" guarantee for self-storage codified our long-standing approach to treating customers with transparent and fair pricing.

The U-Box® program grows in awareness with every passing day. We are well positioned with warehouse capacity, U-Box containers and delivery equipment to meet future demand. Customers have responded positively to this integrated moving and self-storage product.

The Board of Directors recently authorized a $350 million share repurchase program across both classes of shares. The Company is optimistic about the operational investments we have made and the value they will create over the long-term.

Our team members and neighborhood dealers operate in a competitive and demanding environment and continue to serve our customers well. Their efforts, and the trust placed in us by our customers, define our future prospects.

My thanks to our customers, team members, U-Haul dealers, shareholders and lenders for your continued support.

Sincerely,

E.J. "Joe" Shoen

FINANCIAL HIGHLIGHTS

Amounts in Millions, Except Share and Per Share Data	Fiscal 2026	Fiscal 2025	Fiscal 2024
Segment Results:			
Moving and Storage			
Revenues	$5,686.7	$5,492.8	$5,294.9
Earnings from operations			
before equity in earnings of subsidiaries	350.2	645.8	896.1
Property and Casualty Insurance			
Revenues	141.2	125.2	123.1
Earnings from operations	67.2	54.7	62.5
Life Insurance			
Revenues	221.8	221.9	219.2
Earnings from operations	15.3	16.6	20.2
Eliminations			
Revenues	(11.8)	(11.1)	(11.5)
Earnings from operations			
before equity in earnings of subsidiaries	(0.1)	(1.0)	(1.0)
Consolidated Results			
Revenues	6,037.8	5,828.7	5,625.7
Earnings from operations	432.6	716.2	977.8
Net Earnings Available to Common Shareholders	$83.1	$367.1	$628.7
Weighted Average Shares Outstanding of Common Stock, Basic and Diluted	19,607,788	19,607,788	19,607,788
Basic and Diluted Earnings Per Share of Common Stock	$0.24	$1.69	$3.04
Common Stock Dividends Paid or Accrued	$0.0	$0.0	$0.0
Weighted Average Shares Outstanding of Series N Non-Voting Common Stock, Basic and Diluted	176,470,092	176,470,092	176,470,092
Basic and Diluted Earnings Per Share of Series N Non-Voting Common Stock	$0.44	$1.89	$3.22
Series N Non-Voting Common Stock Dividends Paid or Accrued	$35.3	$35.3	$31.8
Selected Balance Sheet Data:			
Property, Plant and Equipment, Net	$16,380.4	$15,112.6	$13,134.7
Total Assets	21,502.8	20,479.2	19,058.8
Notes, Loans and Finance Leases Payable, Net	8,083.4	7,193.9	6,271.4
Stockholders' Equity	7,611.7	7,498.1	7,172.4
Closing Common Stock Price Per Share as of March 31*	$47.78	$65.36	$67.54
Closing Series N Non-Voting Common Stock Price Per Share as of March 31*	$44.67	$59.18	$66.68

* Fiscal 2024 was as of March 28, 2024 because March 29 markets were closed, March 30 was a Saturday and March 31 was a Sunday.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2026

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission File Number 001-11255

State or other jurisdiction of incorporation or organization	Registrant, State of Incorporation Address and Telephone Number	I.R.S. Employer Identification No.
Nevada		88-0106815

U-HAUL HOLDING COMPANY

U-Haul Holding Company

(A Nevada Corporation)

5555 Kietzke Lane, Ste. 100

Reno, Nevada 89511

Telephone (775) 688-6300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.25 par value	UHAL	New York Stock Exchange
Series N Non-Voting Common Stock, $0.001 par value	UHAL.B	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐

Non-accelerated Filer ☐   Smaller Reporting Company ☐

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of U-Haul Holding Company common stock held by non-affiliates on September 30, 2025 was $5,028,850,534. The aggregate market value was computed using the closing price for the common stock trading on NYSE on such date. Shares held by executive officers, directors and persons owning directly or indirectly more than 5% of the outstanding common stock have been excluded from the preceding number because such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

19,607,788 shares of Common Stock, $0.25 par value, were outstanding as of May 27, 2026.

176,470,092 shares of Series N Non-Voting Common Stock, $0.001 par value, were outstanding as of May 27, 2026.

Documents incorporated by reference: portions of U-Haul Holding Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed within 120 days after U-Haul Holding Company's fiscal year ended March 31, 2026, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Unless the context otherwise requires, the terms "U-Haul Holding Company," "we," "us," or "our" refers to U-Haul Holding Company, a Nevada corporation, and all of its legal subsidiaries, on a consolidated basis.

We own numerous trademarks. service marks and use trade dress that contribute to the identity and recognition of our Company and its products and services. Certain of these marks and trade dress are integral to the conduct of our business, a loss of any of which could have a material adverse effect on our business. We consider the trademark "U-Haul®" to be of material importance to our business in addition, but not limited to, the U.S. trademarks and service marks "AMERCO®", "U-Haul Holding Company®", "eMove®", "U-Move®", "Gentle Ride Suspension^{SM}", "In-Town®", "Lowest Decks^{SM}", "Moving made Easier®", "Make Moving Easier®", "Mom's Attic®", "Moving Help®", "Moving Helper®", "Safemove®", "Safemove Plus®", "Safestor®", "Safehaul®", "Safetrip®", "Safetow®", "U-Box®", "uhaul.com®", "U-Haul Investors Club®", "U-Haul Truck Share®", "U-Haul Truck Share 24/7®", "collegeboxes®", "U-Haul Ready-To-Go Box®", "U-Note®", "WebSelfStorage®", "U-Haul Storage Affiliates®",and "U-Haul SmartMobilityCenter®", among others, for use in connection with the moving and storage business. In addition, our distinctive orange and white U-Haul® trucks and trailers, and orange door self-storage units are material elements of our trade dress, and we believe that a loss of our ability to distinguish our brand and products in this way could have a material adverse effect on our business.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" regarding future events and our future results of operations. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. We believe such forward-looking statements are within the meaning of the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but are not limited to:

- the risk associated with potential future pandemics or similar events on system members or customers;
- the impact of the economic environment on demand for our products and the cost and availability of debt and capital;
- estimates of capital expenditures;
- plans for future operations, products or services, financing needs, and strategies;
- our perceptions of our legal positions and anticipated outcomes of government investigations and pending litigation against us;
- liquidity and the availability of financial resources to meet our needs, goals and strategies;
- plans for new business, storage occupancy, growth rate assumptions, pricing, costs, and access to capital and leasing markets;
- the impact of our compliance with environmental laws and cleanup costs;
- the impact of any future legislation or regulatory guidance on our tax position;
- our beliefs regarding our sustainability practices;
- our used vehicle disposition strategy;
- the sources and availability of funds for our rental equipment and self-storage expansion and replacement strategies and plans;
- our plan to expand our U-Haul storage affiliate program;
- that additional leverage can be supported by our operations and business;
- the availability of alternative vehicle manufacturers;
- the availability and economics of electric vehicles for our rental fleet;
- our estimates of the residual values of our equipment fleet;
- our plans with respect to off-balance sheet arrangements;

- our plans to continue to invest in the U-Box program;

- our ability to expand our breadth and reach of the U-Box program;

- the impact of interest rate and foreign currency exchange rate changes on our operations;

- the sufficiency of our capital resources;

- the sufficiency of capital of our insurance subsidiaries;

- inflationary pressures and/or imposition of tariffs that may challenge our ability to maintain or improve upon our operating margin;

- our belief that we have the financial resources needed to meet our business plans;

- our belief that we will maintain a high level of real estate capital expenditures in fiscal 2027;

- expectations regarding the potential impact to our information technology infrastructure and on our financial performance and business operations of technology, cybersecurity or data security breaches, including any related costs, fines or lawsuits, and our ability to continue ongoing operations and safeguard the integrity of our information technology infrastructure, data, and employee, customer and vendor information, as well as assumptions relating to the foregoing;

- our ability to increase transaction volume and improve pricing, product, and utilization for self-moving equipment rentals;

- our ability to maintain or increase adequate levels of new investment for our rental equipment fleet;

- our ability to complete current projects, increase occupancy in our existing portfolio of locations, and acquire new locations;

- our ability to expand our Life Insurance segment in the senior market;

- our ability to grow our agency force, expand our product offerings, and pursue business acquisition opportunities in our Life Insurance segment;

- our belief that fiscal 2027 investments will be funded largely through debt financing, external lease financing, private placement and cash from operations; and

- our plan to expand owned storage properties and our belief that such development projects will be funded through a combination of internally generated funds, corporate debt and with borrowings against existing properties as they operationally mature.

The words "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement was made.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Factors that could significantly affect results include, without limitation, the risk factors enumerated below under the heading "Risk Factors" and other factors described in this Annual Report or the other documents we file with the SEC. These factors, the following disclosures, as well as other statements in this Annual Report and in the Notes to Consolidated Financial Statements, could contribute to or cause such risks or uncertainties, or could cause our stock price to fluctuate dramatically. Consequently, the forward-looking statements should not be regarded as representations or warranties by us that such matters will be realized. We assume no obligation to update or revise any of the forward-looking statements, whether in response to new information, unforeseen events, changed circumstances or otherwise, except as required by law.

PART I

Item 1. Business

Company Overview

We are North America's largest "do-it-yourself" moving and storage operator through our subsidiary U-Haul International, Inc. ("U-Haul"). U-Haul is synonymous with "do-it-yourself" moving and storage and is a leader in supplying products and services to help people move and store their household and commercial goods. Our primary service objective is to "provide a better and better product and service to more and more people at a lower and lower cost." Unless the context otherwise requires, the terms "U-Haul Holding Company," "Company," "we," "us," or "our" refer to U-Haul Holding Company, a Nevada corporation, and all of its legal subsidiaries, on a consolidated basis.

We were founded in 1945 as a sole proprietorship under the name "U-Haul Trailer Rental Company" and have rented trailers ever since. Starting in 1959, we rented trucks on a one-way and in-town basis exclusively through independent U-Haul dealers. In 1973, we began developing our network of U-Haul managed retail stores, through which we rent our trucks and trailers, self-storage units and portable moving and storage units and sell moving and self-storage products and services to complement our independent dealer network.

We rent our distinctive orange and white U-Haul trucks and trailers, and orange door self-storage units, through a network of over 2,400 Company-operated retail moving stores and over 23,000 independent U-Haul dealers. We also sell U-Haul brand boxes, tape and other moving and self-storage products and services to "do-it-yourself" moving and storage customers at all of our distribution outlets and through our uhaul.com website and mobile app.

We believe U-Haul is the most convenient supplier of products and services addressing the needs of the United States and Canada's "do-it-yourself" moving and storage markets. Our broad geographic coverage throughout the United States and Canada and our extensive selection of U-Haul brand moving equipment rentals, self-storage units, portable moving and storage units and related moving and storage products and services provide our customers with convenient "one-stop" shopping.

Since 1945, we have incorporated sustainable practices into our everyday operations. We believe that our basic business premise of equipment sharing helps reduce greenhouse gas emissions and reduces the inventory of total large capacity vehicles. We continue to look for ways to reduce waste within our business and are dedicated to manufacturing reusable components and recyclable products. We believe that our commitment to sustainability, through our products, services and everyday operations has helped us to reduce our impact on the environment.

Through Repwest Insurance Company ("Repwest") and ARCOA Risk Retention Group ("ARCOA"), our property and casualty insurance subsidiaries, we manage the property, liability and related insurance claims processing for U-Haul. Oxford Life Insurance Company ("Oxford"), our life insurance subsidiary, sells life insurance, Medicare supplement insurance, annuities and other related products to the senior market.

Available Information

U-Haul Holding Company and U-Haul are each incorporated in Nevada. The internet address for U-Haul is uhaul.com. On U-Haul Holding Company's investor relations website, investors.uhaul.com, we post the following filings as soon as practicable after they are electronically filed with or furnished to the United States Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, proxy statements related to meetings of our stockholders, and any amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We also use our investor relations website as a means of disclosing material information and for complying with our disclosure obligations under Regulation FD. All such filings on our website are available free of charge. Additionally, you will find these materials on the SEC's website at sec.gov.

Products and Rental Equipment

Our customers are primarily "do-it-yourself" household movers. U-Haul moving equipment is specifically designed, engineered and manufactured for the "do-it-yourself" household mover. These "do-it-yourself" movers include individuals and families moving their belongings from one home to another, college students moving their belongings, vacationers and sports enthusiasts needing extra space or having special towing needs, people trying to save on home furniture and home appliance delivery costs, and "do-it-yourself" home remodeling and gardening enthusiasts who need to transport materials.

As of March 31, 2026, our rental fleet consisted of approximately 204,800 trucks, 136,600 trailers and 42,000 towing devices. This equipment and our U-Haul brand of self-moving products and services are available through our network of managed retail moving stores and independent U-Haul dealers. Independent U-Haul dealers receive rental equipment from the Company, act as rental agents and are paid a commission based on gross revenues generated from their U-Haul rentals.

Our rental truck chassis are engineered by domestic truck manufacturers. These chassis are joined with the U-Haul designed and manufactured van boxes primarily at U-Haul operated manufacturing and assembly facilities strategically located throughout the United States. U-Haul rental trucks feature our proprietary Lowest Deck, which provides our customers with extra ease of loading. The loading ramps on our trucks are the widest in the industry, which reduces the effort needed to move belongings. Our trucks are fitted with convenient rub rails with tie downs on every interior wall. Our Gentle Ride Suspension helps our customers safely move delicate and prized possessions. Also, the engineers at our U-Haul Technical Center determined that the softest ride in our trucks was at the front of the van box. Consequently, we designed the part of the van box that hangs over the front cab of the truck to be the location for our customers to place their most fragile items during their move. We call this area Mom's Attic.

Our distinctive trailers are also manufactured at these same U-Haul operated manufacturing and assembly facilities. These trailers are well suited to the low profile of many of today's newly manufactured automobiles, including electric vehicles. Our engineering staff is committed to making our trailers easy to tow, safe, aerodynamic and fuel efficient.

To provide our self-move customers with added value, our rental trucks and trailers are designed with fuel efficiency in mind. Many of our trucks are equipped with fuel economy gauges, another tool that assists our customers in conserving fuel. To help make our rental equipment more reliable, we routinely perform extensive preventive maintenance and repairs.

We also provide customers with equipment to transport their vehicles. We provide three towing options: auto transport and Toy Hauler, both of which involve all four wheels being off the ground, and a tow dolly, in which the front wheels of the towed vehicle are off the ground.

To help our customers load their boxes and larger household appliances and furniture, we offer several accessory rental items. Our utility dolly has a lightweight design and is easy to maneuver. Another rental accessory is our four wheel dolly, which provides a large, flat surface for moving dressers, wall units, pianos and other large household items. Our appliance dollies provide the leverage needed to move refrigerators, freezers, washers and dryers easily and safely. These utility, furniture and appliance dollies, along with the low decks and the wide loading ramps on U-Haul trucks and trailers, are designed for easy loading and unloading of our customers' belongings.

Another extension of our strategy to make "do-it-yourself" moving and storage easier is our U-Box program. A U-Box portable moving and storage unit is delivered to a location of our customer's choosing either by the customers themselves through the use of a U-Box trailer, with the assistance of our Moving Help program, or by Company personnel. Once the U-Box portable moving and storage unit is filled, it can be stored at the customer's location, or taken to one of our U-Haul operated locations, a participating independent dealer, or moved to a location of the customer's choice.

The total package U-Haul offers to the "do-it-yourself" household mover doesn't end with trucks, trailers, U-Box portable moving and storage units, and accessory rental items. Our moving supplies include a wide array of affordably priced U-Haul brand boxes, tape and packing materials. We also provide specialty boxes for dishes, computers, flat screen television and sensitive electronic equipment, as well as security locks, and packing supplies. U-Haul brand boxes are specifically sized to make loading easier.

We estimate that U-Haul is North America's largest seller and installer of hitches and towing systems. In addition to towing U-Haul equipment, these hitching and towing systems can tow jet skis, motorcycles, boats, campers and tother recreational equipment. Each year, millions of customers visit our locations for expertise on complete towing systems, trailer rentals and the latest in towing accessories.

U-Haul has one of North America's largest propane refilling networks, with nearly 1,200 locations providing this convenient service. We employ trained, certified personnel to refill propane cylinders and alternative fuel vehicles. Our network of propane dispensing locations is one of the largest automobile alternative refueling networks in North America.

Our self-storage business was a natural outgrowth of our self-moving operations. Conveniently located U-Haul self-storage rental facilities provide clean, dry and secure space for storage of household and commercial goods. Storage units range in size from 6 square feet to over 1,000 square feet. As of March 31, 2026, we operate 2,113 self-storage locations in the United States and Canada, with nearly 1,136,000 rentable storage units comprising 99.0 million square feet of rentable storage space. Our self-storage centers feature a wide array of security measures, ranging from electronic property access control gates to individually alarmed storage units. At many centers, we offer climate-controlled storage units to protect temperature sensitive goods.

Additionally, we offer moving and storage protection packages such as Safemove and Safetow. These programs provide moving and towing customers with a damage waiver, cargo protection and medical and life insurance coverage. Safestor provides protection for storage and U-Box customers from loss on their goods in storage. Safehaul provides protection for customers' belongings when in transit using our U-Box portable moving and storage units. For our customers who desire additional coverage over and above the standard Safemove protection in certain states, we also offer our Safemove Plus product. This package provides the rental customer with a layer of primary liability protection. Safetrip is supplemental roadside protection for the customers' U-Haul equipment.

We believe that through our website, uhaul.com, and the U-Haul app, we have aggregated the largest network of customers and independent businesses in the self-moving and self-storage industry. In particular, our Moving Help program connects "do-it-yourself" movers with thousands of independent service providers in the United States and Canada to assist our customers in packing, loading, unloading, cleaning and performing other services.

Through the U-Haul Storage Affiliates program, independent storage businesses can join one of the world's largest self-storage reservation systems. Self-storage customers making a reservation through uhaul.com or the U-Haul app can access all of the U-Haul self-storage centers and all of our independent storage affiliate partners for even greater convenience to meet their self-storage needs. For the independent storage operator, our network gives them access to products and services allowing them to compete with larger operators more cost effectively.

Description of Operating and Reportable Segments

U-Haul Holding Company's three operating and reportable segments are Moving and Storage, Property and Casualty Insurance, and Life Insurance.

Financial information for each of our operating and reportable segments is included in the Notes to Consolidated Financial Statements.

Moving and Storage Segment

Our Moving and Storage segment ("Moving and Storage") consists of the rental of trucks and trailers, sales of moving supplies, sales of towing accessories, sales of propane, and the rental of fixed and portable moving and storage units to the "do-it-yourself" mover and management of self-storage properties owned by others. Operations are conducted under the registered trade name U-Haul throughout the United States and Canada.

Net revenue from Moving and Storage was approximately 94.1%, 94.2% and 94.0% of consolidated net revenue in fiscal 2026, 2025 and 2024, respectively.

The total number of rental trucks in our fleet increased from fiscal 2025. The availability of new trucks for purchase has improved allowing us to increase the number of older trucks that we have retired and rotated out of the fleet in fiscal 2026.

Within our truck and trailer rental operation, we are focused on expanding our independent dealer network to provide added convenience for our customers. We maximize vehicle utilization by managing distribution of our truck and trailer fleets among the over 2,400 U-Haul-operated stores and over 23,000 independent dealers. Utilizing our proprietary reservations management system, our centers and dealers electronically report their inventory in real-time, which facilitates matching equipment to customer demand. Over half of all U-Move rental revenue originated from our Company operated stores.

At our owned and operated retail stores, we are implementing new initiatives to improve customer service. These initiatives include expanding the capabilities of our U-Haul app, effectively marketing our broad line of self-moving related products and services, expanding accessability to provide more convenience to our customers. In addition, we are improving management of our rental equipment to provide our retail centers with the right type of rental equipment, at the right time and at the most convenient location for our customers. We are also enhancing our ability to properly staff locations during our peak hours of operations by attracting and retaining "moonlighters" (part-time U-Haul system members with full-time jobs elsewhere) during our peak hours of operation. We offer U-Haul Truck Share 24/7 to our entire network in the United States and Canada. This allows our customers to rent equipment through a mobile device any time of the day without having to visit the counter. We currently have several U.S. and Canadian patents granted or pending on our U-Haul Truck Share 24/7 system.

Our self-moving related products and services, such as boxes, pads and insurance, help our customers have a better moving experience and protect their belongings from potential damage during the moving process. We are committed to providing a complete line of products selected with the "do-it-yourself" moving and storage customer in mind.

Our self-storage business operations consist of the rental of self-storage units, U-Box portable moving and storage units, sales of self-storage related products, the facilitation of sales of services, and the management of self-storage facilities owned by others.

U-Haul is one of the largest North American operators of self-storage and has been a leader in the self-storage industry since 1974. We operate nearly 1,136,000 rentable storage units, comprising 99.0 million square feet of rentable storage space with locations in 50 states and 10 Canadian provinces. Our owned and managed self-storage facility locations range in size up to 309,000 square feet of storage space, with individual storage units in sizes ranging from 6 square feet to over 1,000 square feet.

The primary market for storage units is the storage of household goods. We believe that our self-storage services provide a competitive advantage through such things as availability of rental equipment, Max^{SM} security, an electronic system that monitors the storage facility 24 hours a day, climate control in select units, individually alarmed units, extended hours access, interior load and unload at selected locations, mobile device enabled rentals and an internet-based customer reservation and account management system.

Moving Help and U-Haul Storage Affiliates on uhaul.com are online marketplaces that connect consumers to independent Moving Help service providers and thousands of independent Self-Storage Affiliates. Our network of customer-rated Moving Help and storage affiliates provide pack and load help, cleaning help, self-storage and similar services all over the United States and Canada. Our goal is to further utilize our web-based technology platform, including our U-Haul app, to increase service to consumers and businesses in the moving and storage market.

Compliance with the requirements of federal, state, provincial and local governments affects our business. Our truck, trailer, self-storage, and U-Box rental business is subject to various federal, state, provincial and local regulations in the United States and Canada. For example, the U.S. Department of Transportation and various state, federal and Canadian agencies exercise broad powers over our motor carrier operations, safety, and the generation, handling, storage, treatment and disposal of waste materials. In addition, our business is also subject to federal, state, provincial and local laws and regulations relating to environmental protection, human health and safety, employment, marketing, and data privacy and security, among other matters. The laws and regulations that affect our business are complex, change frequently and could become more stringent in the future.

Moving and Storage business is seasonal and our results of operations and cash flows fluctuate significantly from quarter to quarter. Historically, revenues have been stronger in the first and second fiscal quarters due to the overall increase in moving activity during the spring and summer months. The fourth fiscal quarter is generally our weakest.

Property and Casualty Insurance Segment

Our Property and Casualty Insurance segment ("Property and Casualty Insurance") provides loss adjusting and claims handling for U-Haul through regional offices across the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove, Safetow, Safemove Plus, Safehaul and Safestor protection packages to U-Haul customers. We attempt to price our products to be a good value to our customers. The business plan for Property and Casualty Insurance includes offering property and casualty products in other U-Haul related programs.

Net revenue from Property and Casualty Insurance was approximately 2.3%, 2.1% and 2.1% of consolidated net revenue in fiscal 2026, 2025 and 2024, respectively.

Life Insurance Segment

Life Insurance provides life and health insurance products primarily to the senior market through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

Net revenue from Life Insurance was approximately 3.6%, 3.7% and 3.9% of consolidated net revenue in fiscal 2026, 2025 and 2024, respectively.

Human Capital

We work at never forgetting that our quality self-move, self-storage, U-Box, and closely related services and products are meant to improve human lives and serve the do-it-yourself moving public. We believe our workforce is a reflection of, and as diverse as the customers we serve. Discrimination based on race, gender, religion, age, ethnicity, disability, familial status or any other form of discrimination prohibited by applicable law in the acquisition, promotion, compensation, management or retention of talent is not accepted. We do not use a single or fixed set of measures or objectives as part of our recruitment and talent acquisition process or human resource management.

System Members

As of March 31, 2026, we employed approximately 32,600 people in the United States and approximately 2,100 in Canada with approximately 99% of these system members working within Moving and Storage and approximately 51% of these system members working on a full-time basis.

We operate over 2,400 retail locations, 11 manufacturing and assembly facilities, 154 fixed-site repair facilities, a distribution center and our corporate offices. We hire system members from the communities in which we are located and prefer to promote from within our team.

Benefits

We focus on our system members' wellness over the course of their life, from physical and emotional to financial.

Our health benefit program provides medical, dental and vision benefits. Participation in the health benefit program also includes access to our Healthier You wellness program that offers system members tools to enable them to live a healthier lifestyle. This wellness program encompasses nutritional guidance, smoking cessation and fitness alternatives. We also make available to system members a mental health focused assistance program called You Matter, which offers counseling, work-life solutions and legal guidance.

We encourage a work-life balance for our system members and their families through paid time off and various leave options as well as special benefits, including a healthy pregnancy program and a 24/7 doctor-on-call program for their children.

Financial benefits are a critical component of our system members' wellness. These benefits include competitive salaries, participation in our Employee Stock Ownership Plan ("ESOP") and 401(k) plan, life and disability insurance, health savings accounts, and the SmartDollar® financial literacy program.

Education and Development

The Company encourages life-long personal and professional development for our system members. We do this by offering our system members and our independent dealers free access to our online U-Haul University courses that are helpful for the development of specialized industry knowledge and to the safety of our team. To support more generalized education for our system members, we also provide a tuition reimbursement program.

Community

We value our relationship with the communities in which we do business. We offer community outreach through volunteer opportunities for our system members, as well as in-kind donations of equipment, products, and services. We are a strong supporter of military members and their families by way of employment opportunities as well as partnering with military and veteran organizations to support and honor those who have served.

Sales and Marketing

We promote U-Haul brand awareness through direct and co-marketing arrangements. Our direct marketing activities consist of web-based initiatives, print and social media as well as trade events, movie and television cameos of our rental fleet and boxes, television commercials, and industry and consumer communications. We believe that our rental equipment is our best form of advertisement. We support our independent U-Haul dealers through marketing U-Haul moving and self-storage rentals, products and services.

Our marketing plan focuses on maintaining our leadership position in the "do-it-yourself" moving and storage industry by continually improving the ease of use and economy of our rental equipment, by providing added convenience to our retail centers, through independent U-Haul dealers, and by expanding the capabilities of our U-Haul websites and U-Haul app.

A significant driver of rental transaction volume is our utilization of an online reservation and sales system, through uhaul.com, the U-Haul app and our 24-hour 1-800-GO-U-HAUL telephone reservations system. These points of contact are prominently featured and are a major driver of customer lead sources.

Competition

Moving and Storage Segment

The truck rental industry is highly competitive and includes a number of significant national, regional and local competitors. Generally speaking, we consider there to be two distinct users of rental trucks: commercial and "do-it-yourself" residential users. We primarily focus on the "do-it-yourself" residential user. Within this segment, we believe the principal competitive factors are convenience of rental locations, availability of quality rental moving equipment, breadth of essential products and services, and total cost to the user. Our major national competitors in both the in-town and one-way moving equipment rental market include Avis Budget Group, Inc. and Penske Truck Leasing. We have numerous competitors throughout the United States and Canada who compete with us in the in-town market including Enterprise Truck Rental, Turo, Lugg, GoShare and others.

The self-storage market is large and fragmented. We believe the principal competitive factors in this industry are convenience of storage rental locations, cleanliness, security and price. Our largest competitors in the self-storage market are Public Storage Inc., CubeSmart, and Extra Space Storage, Inc.

Insurance Segments

The insurance industry is highly competitive. In addition, the marketplace includes financial services firms offering both insurance and financial products. Some of the insurance companies are owned by stockholders and others are owned by policyholders. Many competitors have been in business for a longer period of time or possess substantially greater financial resources and broader product portfolios than our insurance companies. We compete in the insurance business based upon price, product design, and services rendered to agents and policyholders.

Financial Data of Segment and Geographic Areas

For the financial data of our segments and geographic areas please see Note 21, Reportable Segment Information and Note 22, Geographic Area Data, of the Notes to Consolidated Financial Statements.

Item 1A. Risk Factors

The following important risk factors, and those risk factors described elsewhere in this Annual Report or in our other filings with the SEC, could materially affect our business, financial condition and future results. We also refer you to the factors and cautionary language set forth in the section entitled "Cautionary Statements Regarding Forward-Looking Statements," above. All of the other information set forth in this Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and the consolidated financial statements and related notes, should be read in conjunction with the discussion of such risks, cautionary statements and other factors for a full understanding of our operations and financial conditions. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated.

<u>Risks Related to our Business and Operations</u>

Our fleet rotation program can be adversely affected by financial market conditions.

To meet the needs of our customers, U-Haul maintains a large fleet of rental equipment, which consists of box trucks, cargo vans, and pickups, which we refer to collectively as "trucks", as well as trailers and towing devices. Fleet costs typically represent one of our largest expenses and can vary from year to year based partly on the prices at which we are able to purchase and dispose of our trucks. Our rental truck fleet rotation program is funded internally through operations and externally from debt and lease financing. Our ability to fund our routine fleet rotation program could be adversely affected if financial market conditions limit the general availability of external financing or adversely affect the terms and conditions at which such financing is available. This could lead us to operate trucks longer than initially planned and/or reduce the size of the fleet, either of which could materially and negatively affect our results of operations.

Another important aspect of our fleet rotation program is the sale of used rental trucks. The sale of used trucks provides us with funds that can be used to purchase new trucks. Used truck prices are subject to changes in demand for such trucks, consumer interests, inventory levels, pricing for similar new vehicles, interest rates, fuel costs, tariffs and other trade barriers, and general economic conditions. Conditions may arise that could lead to a decrease in demand and/or resale values for our used trucks. If there is a decline in residual values for trucks in our fleet, it may cause us to hold those trucks longer, sustain a loss on the sale of those trucks or require us to depreciate those trucks at a more accelerated rate than currently anticipated while we own them. This could have a material adverse effect on our financial results, which could result in substantial losses and decreases in cash flows from the sale of used trucks.

We obtain our rental trucks from a limited number of manufacturers.

Over the last 30 years, we have purchased the majority of our rental trucks from Ford Motor Company and General Motors Corporation. We are exposed to risk to the extent that they or any other auto manufacturer from which we purchase our trucks significantly curtails production. That production could be curtailed as a result of a wide range of factors, including but not limited to supply chain disruptions, government regulations or mandates, tariffs, duties or other trade barriers, shortages of parts, organizational changes, and financial difficulties they may face. We could be materially and negatively impacted by any inability of such manufacturers to accept future orders from U-Haul or fulfill existing orders.

In addition, the cost of acquiring new rental trucks has increased significantly in recent years. If costs significantly increase in the future, whether because of general economic conditions, adverse effects of government regulations, tariffs, duties, other trade barriers, supply chain disruptions, or any other reason, it could materially and negatively affect our ability to rotate new equipment into the fleet. Although we believe that we could contract with alternative manufacturers for our rental trucks, we cannot guarantee that we will be able to do so or predict how long that would take. In addition, termination of our existing relationships with these suppliers could have a material adverse effect on our business, financial condition or results of operations for an indefinite period of time.

A significant portion of our revenues are generated through third parties.

Our business plan relies upon a network of independent dealers strategically located throughout the United States and Canada. As of March 31, 2026, we had over 23,000 independent equipment rental dealers. In fiscal 2026, just under half of all U-Move rental revenue originated through this network.

Our inability to maintain this network or its current cost structure could inhibit our ability to adequately serve our customers and could negatively affect our results of operations and financial position.

Existing and future laws or regulations favoring electric, autonomous, and connected vehicles may negatively impact the composition of our fleet and negatively affect our business and results of operations.

Regulatory pressure in connection with the introduction and expansion of electric, autonomous, and connected rental vehicles could require infrastructure improvement that could inhibit our current business model and negatively impact our ability to acquire, or increase our cost of acquisition for rental trucks. For example, the Advanced Clean Fleets regulation ("ACF") adopted by the California Air Resources Board ("CARB") would have required us to phase out certain internal combustion engine vehicles from our fleet and replace them with so-called zero-emission vehicles ("ZEVs"). California must request and receive a waiver from the Environmental Protection Agency to enforce the ACF, and for now it has withdrawn its request for such a waiver. If California seeks and obtains such a waiver in the future, then to accommodate ZEVs, our Company-operated locations and independent dealer network may require physical upgrades that are uneconomical and/or unachievable. In addition, because many of our trucks are used by our customers for one-way interstate moves, if the ACF or similar laws or regulations are adopted by federal, state, or provincial governments or regulators in the future, it could materially and negatively affect our operations across North America because our one-way rental trucks travel throughout the U.S. and Canada. Under any such laws, our one-way rental business would depend, in whole or in part, on an in-transit recharging network throughout the United States and Canada to support electric vehicles or ZEVs. Such a recharging network does not exist today, and even if one is built, the increased rental cost, and time and cost required to charge electric vehicles or ZEVs may be so great as to substantially limit our ability to serve customers needing to move long distances.

We cooperate with original equipment manufacturers ("OEM's"), maintain and train our own technical experts, and operate an equipment Technical Center that has positioned us as an industry leader in innovation for over fifty years. However, any legal or regulatory changes that would require electric, autonomous, or connected vehicles in our fleet would raise challenges of enormous scale. Our repair and maintenance infrastructures, including both physical plants as well as personnel, may be inappropriate for these new types of vehicles. Without such repair and maintenance capabilities it could compromise our ability to operate a fleet of electric vehicles or ZEVs. We may also need to depend upon third party providers for some of those services, and they may not be able to provide workable solutions. There is a risk that we may not be able to adequately prepare for these possibilities. In addition, even if we successfully adapt to any such changes, there can be no guarantee that our fleet or services as adapted would meet the needs of our "do-it-yourself" moving and storage customers, or that we would be able to offer our products and services at prices our customers would be willing or able to pay.

We are encouraged by the Trump Administration's actions to reverse and limit federal and state emission and other requirements that would effectively limit the availability of internal combustion vehicles for fleets such as ours. However, there is no assurance that courts or a future Congress or administration will not reverse such actions by the Trump Administration or that California will not apply for and receive a waiver for the ACF. In addition, an existing agreement between OEM's and California may require OEM's to meet California's emissions requirements and sales mandates for electric vehicles or ZEVs even if CARB's regulations cannot be enforced. If that occurs, we may not be able to successfully adapt to the requirements of a changed regulatory or commercial environment that favors or requires all-electric or specific alternative fuel vehicles.

Any insistence by governments that the future of the economy will be based on all-electric vehicles instead of hybrid or other alternative fuel vehicles may result in government regulators knowingly or unknowingly choosing the winners and losers in an evolving transportation environment. It is possible that they may not choose U-Haul customers and U-Haul to be among the winners. In addition, any such insistence may create an infrastructure in which personal interstate travel would be uneconomical or severely regulated, which could materially and adversely affect our moving business, results of operations, and financial position. In addition, there is growing evidence that consumers may refuse to support an all-electric solution for their moving needs, squeezing U-Haul between government demands and consumer preferences.

We face liability risks associated with the operation of our rental fleet, sales of our products, and operation of our locations.

The operation of our moving and storage centers, our business of renting moving and storage equipment to customers, the sale of moving and storage supplies, towing accessories and installation, and our refilling of propane tanks exposes us to liability claims. These include but are not limited to claims for property damage, personal injury, and even death. We seek to limit the occurrence of such claims through the design of our equipment, communication of its proper use, repair and maintenance schedules, training of our personnel, risk management assessments, and by providing our customers with online resources for the proper use of products and services. Regardless, accidents still occur, and we manage the financial risk of these events through third-party insurance carriers. While these excess loss and property insurance policies are available today at affordable costs, this could change and could negatively affect our results of operations and financial position. Changes in attitudes of juries and/or involvement of third parties in the litigation process through litigation financing could negatively affect our results.

Cybersecurity incidents are inevitable and disruptions in our information technology systems or a compromise of security with respect to those systems could adversely affect us.

We rely on information technology systems to manage and support our operations and provide products, services, and support to our customers. In connection with these activities, we store and transmit proprietary information and sensitive or confidential data, including personally identifiable information of customers, team members and others. Our reliance on these technology systems and our storage and transmission of such data exposes us to various risks, including cyberattacks or failures in all or part of our technology systems that could result in disruptions in our operations, our ability to serve our customers, or a compromise of our data security. We also face such risks through our use of third-party service providers (including banks, dealers, administrators of our medical insurance plans, and law firms), our communication and filing data with regulatory authorities and government agencies, and our other interactions with third parties, any of whom could be the source of a cyberattack on our technology systems or data.

We commit resources to prevention, detection, and mitigation to limit the adverse effects of cybersecurity incidents. We have implemented security protocols, backup systems and alternative procedures to mitigate these risks. We employ IT security team members that have cybersecurity experience or certifications and utilize third-party service providers and consultants to protect our systems and assist us in managing these risks. Our Board and its Audit & Cyber Committee exercise oversight of our cybersecurity risks and management's oversight of the processes and procedures that protect our systems and data. However, despite our security measures, we cannot guarantee that we will not be materially and adversely affected by cybersecurity incidents, including hacks of our systems, denial-of-service attacks, viruses and other malicious software (malware), team member error or malfeasance, phishing attacks, social engineering, security breaches, disruptions during the process of upgrading or replacing computer software or hardware, or other attacks that may jeopardize the security of information stored in or transmitted by technology systems and networks that we or third-party service providers maintain, which include cloud-based networks and data center storage.

Although we maintain insurance coverage for various cybersecurity risks, there can be no guarantee that we will be fully insured, or that insurance coverage will remain available for cybersecurity risks. Significantly, no amount of effort to deter, identify, mitigate, and/or prevent cybersecurity breaches can achieve 100% success in the current cyber threat environment. Given the financial reward reaped by threat actors for their illegal attacks on technology systems and access to data, and the inability of governments or private industry to fully prevent such attacks and resulting breaches, we expect such attacks to continue. We also expect governments to continue to punish companies that are victims of cyberattacks, whether through statutory fines or otherwise. We cannot provide assurance that we will not experience future cybersecurity incidents or that such incidents will not have a material and adverse impact on our business strategy, results of operations, or financial condition. Investors who require any such assurance should not invest in the Company.

Our response to cybersecurity incidents, our investments in our technology, and our controls, processes, and practices, may not be sufficient to shield us from significant losses or liability.

The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are increasingly sophisticated, including as a result of emerging technologies such as artificial intelligence and machine learning. Moreover, the techniques used may be difficult to detect and often are not recognized until launched against a target. As a result, we may not anticipate an attack or respond adequately or timely, and the extent of a particular incident may not be immediately clear. It could take significant time before an investigation can be completed and reliable information about the incident becomes known. During an investigation, it is possible we may not know the extent of the harm, or how to remediate it, which could further adversely impact us. Regulations could result in us being required to disclose information about a cybersecurity incident before it has been fully investigated, mitigated, or resolved.

Due to the risk of allegations by plaintiffs' counsel or government regulators armed with the benefit of hindsight, we may be required to disclose information about a cybersecurity incident even before we determine whether it was material.

In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether because of our own error or the malfeasance or errors of others, could lead to unauthorized access or the release of personally identifiable or otherwise confidential or protected information. Our failure to maintain the security of the data we hold could also violate applicable privacy, data security and other laws and subject us to lawsuits and regulatory enforcement resulting in fines. Regulators have been imposing new data privacy and security requirements, including new and greater monetary fines for privacy violations, such as those under the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act.

Other U.S. states and Canadian provinces have also proposed or adopted their own data protection legislation or regulations, which are often broad in scope and subject to evolving interpretations and increasing enforcement. Some of these laws and regulations provide for statutory damages or fines even if we have used commercially reasonable efforts to protect our data and systems but a bad actor breaches our cybersecurity defenses and gains access to personally identifiable information. Even if no party incurs any actual damages, we could be punished by the government for criminal cyberattacks by bad actors, and the fines or other costs imposed upon us could reach amounts that could have a material adverse effect on us, our results of operations, and financial condition. In addition, new and existing data privacy laws and regulations could diverge and conflict with each other in certain respects, making compliance increasingly difficult. Complying with new regulatory requirements could require us to incur substantial expenses and change our business. As regulators become increasingly focused on information security, data collection, and privacy, we may be required to devote significant additional resources to dealing with their demands.

We experience daily threats to our data, and we have experienced cybersecurity incidents in the past. Although past events have not resulted in a material impact on our business strategy, results of operations or financial condition, we cannot provide assurance that we will not experience future cybersecurity incidents or that such incidents will not have a material impact on our business strategy, results of operations, or financial condition.

We may incur losses due to our reinsurers' or counterparties' failure to perform under existing contracts or we may be unable to secure sufficient reinsurance or hedging protection in the future.

We use reinsurance and derivative contracts to mitigate our risk of loss in various circumstances. These agreements do not release us from our primary obligations and therefore we remain ultimately responsible for these potential costs. We cannot provide assurance that these reinsurers or counterparties will fulfill their obligations. Their inability or unwillingness to make payments to us under the terms of the contracts may have a material adverse effect on our financial condition and results of operations.

As of December 31, 2025, Repwest reported $0.7 million of reinsurance recoverables, net of allowances and $29.9 million of reserves and liabilities ceded to reinsurers. Of this, Repwest's largest exposure to a single reinsurer was $18.8 million.

As of December 31, 2025, Oxford's derivative hedges had a net market value of $26.5 million with notional amounts of $310.1 million.

<u>Risks Related to our Industry</u>

We operate in a highly competitive industry.

The truck rental industry is highly competitive and includes a number of significant national, regional and local competitors, many of which are several times larger than U-Haul. We believe the principal competitive factors in this industry are convenience of rental locations, availability of quality rental moving equipment, breadth of essential services and products and total cost. Our financial results can be adversely impacted by aggressive pricing from our competitors. Some of our competitors may have greater financial resources than we have. We cannot assure you that we will be able to maintain existing rental prices or implement price increases. Moreover, if our competitors reduce prices and we are not able or willing to do so, we may lose rental volume, which would likely have a materially adverse effect on our results of operations.

The self-storage industry is large and fragmented. We believe the principal competitive factors in this industry are convenience of storage rental locations, cleanliness, security, and price. Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, and operating expenses of our facilities. Competition might cause us to experience a decrease in occupancy levels, limit our ability to raise rental rates, or require us to offer discounted rates that would have a material effect on our results of operations and financial condition.

Entry into the self-storage business may be accomplished through the acquisition of existing facilities by persons or institutions with the required initial capital.

However, development of new self-storage facilities is more difficult due to land use, zoning, environmental, and other regulatory requirements. The self-storage industry has in the past experienced overbuilding in response to perceived increases in demand. In addition, consolidation of ownership is taking place with certain owners of self-storage. We cannot assure you that we will be able to successfully compete in existing markets or expand into new markets.

The moving and storage industry is experiencing rapid changes in technology.

Numerous competitors and potential competitors are working to establish paradigm shifting technologies from self-driving vehicles to vehicle sharing services and other technologies that connect riders with vehicles. Additionally, customer demand for ease of online or app-based management of their moving and storage transactions continues to grow. Customers also increasingly turn to new technologies, such as artificial intelligence apps and chatbots to locate and compare products, including moving and storage products, and we may not successfully adapt our marketing and ability to reach customers through these new and developing platforms. There may be other innovations and technologies that could impact the do-it-yourself moving and storage industries that we cannot yet foresee. We actively develop and deploy new technologies, but we cannot ensure that our initiatives will be successful or timely, and our failure to effectively implement any initiative could have an adverse impact on our financial condition or results of operations.

Economic conditions, including those related to the credit markets, interest rates and inflation, may adversely affect our industry, business and results of operations.

Consumer and commercial spending are generally affected by the health of the economy, which places some of the factors affecting the success of our business beyond our control. Our businesses, although traditionally not as cyclical as some, could experience significant downturns in connection with or in anticipation of declines in general economic conditions. In times of declining consumer spending, we may be driven to reduce pricing, which could have a negative impact on gross profit. In addition, any downturn in the economy could result in reduced revenues and working capital. Trends in the economy are resulting in inflationary pressures leading to an increase in our cost of doing business. Tariffs and trade restrictions could be announced with little or no advance notice that could adversely affect us. We cannot guarantee that we would be able to either manage the costs lower or pass them along to our customers in the form of higher prices.

Should credit markets in the United States tighten or if interest rates increase significantly, we may not be able to refinance existing debt or find additional financing on favorable terms, if at all. If one or more of the financial institutions that support our existing credit facilities fails or opts not to continue to lend to us, we may not be able to find a replacement, which would negatively impact our ability to borrow under credit facilities. If our operating results were to worsen significantly and our cash flows or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.

A.M. Best financial strength ratings are crucial to our life insurance business.

In September 2025, A.M. Best affirmed the Financial Strength Rating for Oxford and Christian Fidelity Life Insurance Company ("CFLIC") of "A" (Excellent). In addition, A.M. Best affirmed the long-term issuer credit rating of "a". The outlook of these ratings is negative. Financial strength ratings are important external factors that can affect the success of Oxford's business plans. Accordingly, if Oxford's ratings, relative to its competitors, are not maintained or do not continue to improve, Oxford may not be able to retain and attract business as currently planned, which could adversely affect our results of operations and financial condition.

<u>Risks Related to our Financings</u>

We are leveraged.

As of March 31, 2026, we had total debt outstanding of $8,125.0 million and operating lease liabilities of $41.0 million. Although we believe, based on existing information, that additional leverage can be supported by our operations and revenues, our existing debt could impact us in the following ways, among others:

- require us to allocate a considerable portion of cash flows from operations to debt service and lease payments;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limit our ability to obtain additional financing; and

- place us at a disadvantage compared to our competitors who may have less debt.

Our ability to make payments on our debt and leases depends upon our ability to maintain and improve our operating performance and generate cash flow. To some extent, this is subject to prevailing economic and competitive conditions and to certain financial, business and other factors, some of which are beyond our control. If we are unable to generate sufficient cash flow from operations to service our debt and meet our other cash needs, including our leases, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness and leases. If we must sell our assets, it may negatively affect our ability to generate revenue. In addition, we may incur additional debt or leases that would exacerbate the risks associated with our indebtedness.

<u>Risks Related to our Organization</u>

A majority of our Voting Common Stock is owned by a small contingent of stockholders.

Willow Grove Holdings LP, directly and through controlled entities ("WGHLP"), owns 9,791,911 shares of our common stock, $0.25 par value per share ("Voting Common Stock"), and together with Edward J. Shoen and Mark V. Shoen, owns 9,828,541 shares (approximately 50.1%) of Voting Common Stock. The general partner of WGHLP controls the voting and disposition decisions with respect to the Voting Common Stock owned by WGHLP, and is managed by Edward J. Shoen (the Chairman of the Board of Directors and Chief Executive Officer of U-Haul Holding Company) and his brother, Mark V. Shoen. Accordingly, Edward J. Shoen and Mark V. Shoen are in a position to significantly influence our business and policies, including the approval of certain significant transactions, the election of the members of our board of directors (the "Board") and other matters submitted to our stockholders. There can be no assurance that their interests will not conflict with the interests of our other stockholders.

Furthermore, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board consist of independent directors, (2) that our Board have a compensation committee that consists entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and (3) that our director nominations be made, or recommended to our full Board, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nomination process.

As described in this Annual Report, we rely upon our "controlled company" status to permit our full Board to nominate directors rather than delegate that responsibility to the independent directors or a nominations committee comprised of independent directors. For that reason, our Board has not created a nominating committee. In the future we may rely upon our status as a "controlled company" to not comply with other governance standards. For example, we may decide not to have a Board that consists of a majority of independent directors or a compensation committee that consists entirely of independent directors with a written charter addressing its purposes and responsibilities.

In addition, 686,697 shares (approximately 3.5% of our Voting Common Stock) are owned under our ESOP. Each ESOP participant is entitled to vote the shares allocated to himself or herself in their discretion. If an ESOP participant does not vote his or her shares, those shares will be voted by the ESOP trustee, in the ESOP trustee's discretion.

The trading price for our outstanding Voting Common Stock and Series N Non-Voting Common Stock may be volatile.

The trading prices of our Voting Common Stock and Non-Voting Common Stock and the allocation of value between the two has previously been, and may continue to be volatile and their respective values may decline. In addition, the trading prices of our two series of common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, among others:

- quarterly variations in our results of operations or those of our competitors;

- announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships, or capital commitments;

- recommendations by securities analysts or changes in earnings estimates;

- announcements about our earnings that are not in line with analyst expectations;

- announcements by our competitors of their earnings that are not in line with analyst expectations;

- commentary by industry and market professionals about our products, strategies, and other matters affecting our business and results, regardless of its accuracy;

- the volume of shares of Voting Common Stock or Non-Voting Common Stock available for public trading;

- sales or purchases of Voting Common Stock or Non-Voting Common Stock by us or by our stockholders (including sales or purchases by our directors, executive officers, and other employees);

- short sales, hedging, and other derivative transactions on shares of our Voting Common Stock and Non-Voting Common Stock;

- the perceived values of Voting Common Stock and Non-Voting Common Stock relative to one another.

<u>Risks Related to Legal, Regulatory and Compliance</u>

Our operations subject us to numerous environmental laws and regulations and the possibility that environmental liability in the future could adversely affect our operations.

Compliance with environmental requirements of federal, state, provincial and local governments in the United States and Canada affects our business. Among other things, these requirements regulate the discharge of materials into the air, land and water, and govern the use and disposal of hazardous substances. Under environmental laws or common law principles, we can be held liable for hazardous substances that are found on real property we have owned or operated. We are aware of issues regarding hazardous substances on some of our real estate and we have put in place a remediation plan at each site where we believe such a plan is necessary. See Note 19, Contingencies, of the Notes to Consolidated Financial Statements. We regularly make capital and operating expenditures to stay in compliance with environmental laws. In particular, we have managed a testing and removal program since 1988 for our underground storage tanks. Despite these compliance efforts, the risk of environmental liability is part of the nature of our business.

Environmental laws and regulations are complex, change frequently and could become more stringent in the future. We cannot assure you that future compliance with these laws and regulations, future environmental liabilities, the cost of defending environmental claims, conducting any environmental remediation or generally resolving liabilities caused by us or related third parties will not have a material adverse effect on our business, financial condition or results of operations.

We are highly regulated and changes in existing laws and regulations or violations of existing or future laws and regulations could have a material adverse effect on our operations and profitability.

Our truck, trailer, self-storage, and U-Box container rental business is subject to regulation by various federal, state and provincial governmental entities in the United States and Canada. For example, the U.S. Department of Transportation and various state, federal and Canadian agencies exercise broad powers over our motor carrier operations, safety, and the generation, handling, storage, treatment and disposal of waste materials. In addition, our business is also subject to federal, state, provincial and local laws and regulations relating to environmental protection, land use, and human health and safety, among other matters. The failure to comply with any of these laws and regulations may adversely affect our ability to sell or rent our equipment or property or to use our property as collateral for future borrowings. In addition, zoning choices enacted by individual municipalities in the United States and Canada may limit our ability to serve certain markets with our products and services. Compliance with changing laws and regulations could substantially impair real property and equipment productivity and increase our costs.

In addition, we may become subject to federal, state, or provincial regulations that set a maximum amount of carbon emissions individual entities can emit without penalty or we may become subject to carbon-based taxes. Such regulations or taxes would likely affect everyone who uses fossil fuels and would disproportionately affect users in the highway transportation industries.

We have no evidence to support a belief that "do-it-yourself" moving customers are willing to accept any additional costs that could result from such penalties or taxes. Should such penalties or taxes be enacted, we could see an increase in expenses, including compliance costs and a negative effect on our operating margin.

As our U-Box operations increasingly provide services to customers for moves to countries other than the United States and Canada, we may also be exposed to laws and regulations in those other countries. The need to comply with any such laws or regulations could increase expenses.

Our insurance companies are heavily regulated by state insurance departments and the National Association of Insurance Commissioners. These insurance regulations are primarily in place to protect the interests of our policyholders and not our investors. Any new laws or regulations applicable to our insurance companies or any changes in existing laws and regulations could increase our costs, inhibit new sales, or limit our ability to implement rate increases.

Safety recalls on our trucks may adversely effect our financial condition or results of operations.

Our trucks may be subject to safety recalls, which could have a material adverse effect on our financial results. Such recalls may cause us to suspend rental of trucks to customers and/or prohibit us from selling the trucks. We are unable to predict or control what trucks could be subject to recall, how long they may be grounded or how quickly repair parts or services can be procured. These recalls could reduce revenue, increase costs and reduce residual values.

Potential risks related to our protection of our intellectual property.

Since 1945, we have used certain trade dress, such as our distinctive orange U-Haul trucks, trailers, U-Box portable moving and storage units, and orange door self-storage units and trademarks that include the color orange to distinguish our brand, products, and services. We believe that our rights in our intellectual property, including our rights to use the color orange in the promotion of our goods and services, are strong and well-supported. However, over the past several years, Public Storage has sought to prevent self-storage operators from using the color orange in connection with their self-storage services. We filed a lawsuit against Public Storage in the District of Arizona in December 2024, asking for a declaration that our trade dress and trademarks that use orange do not infringe on Public Storage's claimed intellectual property rights. While we believe we will be able to successfully protect our rights to continue to use the color orange to distinguish our brand, products and services, there can be no assurance of a favorable outcome. If we are unsuccessful, our ability to use these marks could be limited, which could adversely impact our financial condition or results of operations.

Changes to U.S. tax laws may adversely affect our financial condition or results of operations and create the risk that we may need to adjust our accounting for these changes.

The One Big Beautiful Bill ("OBBB") was passed into law on July 4, 2025. This law prevents the sunsetting of some of the provisions from the Tax Reform Act that was enacted back in 2017. Some of the key tax updates from the law include reinstating of 100% bonus depreciation. This policy allows for immediate expensing of eligible business property in the year of purchase. OBBB also changed the law to allow for 100% expensing of U.S. based research and experimental expenditures. These changes allow us to take larger tax deductions in the present thus creating taxable losses for fiscal year 2026. These changes also increase deferred tax liabilities. Another key update is that it is now easier to recognize interest expense deductions under OBBB. The law changed to allow companies to deduct interest to the extent of their Earnings Before Interest, Taxes, Depreciation and Amortization. This change allows us to recognize more interest expense for tax deduction purposes.

OBBB is unclear in certain respects and will require interpretations and implementing regulations by the Internal Revenue Service ("IRS"), as well as state tax authorities, and OBBB could be subject to amendments and technical corrections, any of which could lessen or increase the adverse (and positive) impacts of the act. The accounting treatment of the tax law changes is complex, and some of the changes affected both current and future periods. Others primarily affected future periods. Additional changes to the U.S. tax code could negatively offset operating cashflows.

Changes to tax policy, corporate tax rates or interpretations of existing tax law could change our effective tax rate, reduce future expected tax deductions and increase current and future federal income tax payments.

General Risk Factors

Terrorist attacks could negatively impact our operations and profitability and may expose us to liability and reputational damage.

Terrorist attacks may negatively affect our operations and profitability. Such attacks may damage our facilities and it is also possible that our rental equipment could be involved in a terrorist attack. Although we carry excess of loss insurance coverage, it may prove to be insufficient to cover us for acts of terror using our rental equipment. Moreover, we may suffer reputational damage that could arise from a terrorist attack which utilizes our rental equipment. The consequences of any terrorist attacks or hostilities are unpredictable and difficult to quantify. We seek to minimize these risks through our operational processes and procedures; however, we may not be able to foresee events that could have an adverse effect on our operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity incidents are inevitable in the current threat environment. We believe that it is a question of "when" not "if" a cybersecurity incident will occur. As a result, we commit resources to prevention, detection, and mitigation to limit the adverse effects of cybersecurity incidents, including the amount of information that can be extracted from our systems by threat actors, whether internal or external.

We take a cross-departmental approach to addressing cybersecurity risk, which includes input from senior management, our Cybersecurity Council (a taskforce comprised of representatives from primary corporate functions across our Moving and Storage, Property and Casualty Insurance, and Life Insurance subsidiaries), other team members, and oversight by the Board and its Audit & Cyber Committee. We commit resources to cybersecurity and risk management processes to analyze the changing cybersecurity landscape and respond to ongoing and emerging threats. We monitor and assess the threat landscape on an ongoing basis. Our Cybersecurity Council reviews cybersecurity risks. In addition, we have a set of Company-wide policies and procedures that directly or indirectly relate to cybersecurity. These policies go through an internal review process and are approved by members of management.

The Company's Director, Data Privacy & Security leads the IT security team and is responsible for coordinating and implementing our information security program. The Director, Data Privacy and Security also reports on cybersecurity matters to senior management and informs on such matters to the Audit & Cyber Committee of the Board. IT security team members have cybersecurity experience or certifications. We view cybersecurity as a shared responsibility, and we perform simulations and tabletop exercises with members of the Cybersecurity Council and other team members involved in incident response. We involve external resources and advisors as needed. Team members have on-demand online access to cybersecurity training through our online U-Haul University.

We have expanded investments in IT security and improved access control and identity and authentication management, and engage consultants as needed. We test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures with third-party consultants. At the management level, our IT security team monitors alerts and meets to discuss threat levels, trends, mitigation, and remediation. The cybersecurity team collects data on cybersecurity threats and risk areas and conducts risk assessments. We conduct external penetration tests and maturity testing to assess our processes and procedures and the threat landscape. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with the use of our third-party service providers. Our assessment of risks associated with our use of third-party service providers is part of our overall cybersecurity risk management framework.

The Audit & Cyber Committee and the full Board participate in discussions with management and amongst themselves regarding cybersecurity risks. The Audit & Cyber Committee reviews the Company's cybersecurity program, which includes discussion of management's actions to identify and detect threats, recent enhancements to the Company's defenses, and management's progress on its cybersecurity initiatives. In addition, the Board and the Audit & Cyber Committee discuss recent threats and how the Company is managing those threats.

Despite our work to identify and address cybersecurity risks, we experience threats to our data and systems. We have experienced cybersecurity incidents in the past, including breaches of our data and systems. To date, none of those cybersecurity incidents has resulted in a material impact on our business strategy, results of operations or financial condition. However, the impacts of cybersecurity incidents in the future could be material. For more information about the cybersecurity risks we face, see the risk factor entitled "Cybersecurity incidents are inevitable, and disruptions in our information technology systems or a compromise of security with respect to those systems could adversely affect us" in Item 1A. Risk Factors in this Annual Report.

Item 2. Properties

The Company, through its legal subsidiaries, owns property, plant and equipment that are utilized in the manufacturing, repair and rental of U-Haul equipment and storage space, as well as providing office space for us. Such facilities exist throughout the United States and Canada. We also manage storage facilities owned by others. We operate over 2,400 U-Haul retail centers of which 489 U-Haul branded locations are managed for subsidiaries of WGHLP and Mercury Partners, L.P., and 11 manufacturing and assembly facilities. We also operate over 154 fixed-site repair facilities located throughout the United States and Canada. These facilities are used primarily for the benefit of Moving and Storage.

Item 3. Legal Proceedings

Please see Note 19, Contingencies, of the Notes to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

U-Haul Holding Company's two classes of common stock are listed on the New York Stock Exchange under the trading symbols "UHAL" for our Voting Common Stock and "UHAL.B" for our Non-Voting Common Stock. As of March 31, 2026, there were approximately 3,600 holders of record of our Voting Common Stock and approximately 5,000 holders of record of our Non-Voting Common Stock. We derived the number of our stockholders using internal stock ledgers and utilizing Computershare listings.

Dividends

We do not have a formal dividend policy for our Voting Common Stock (UHAL). We do have a dividend policy for our Non-Voting Common Stock (UHAL.B), which provides that unless the Board determines otherwise in its sole discretion, it is the Company's policy to declare and pay a quarterly cash dividend of $0.05 per share. The Board periodically considers the advisability of declaring and paying dividends to holders of each of our two classes of common stock in light of existing circumstances.

The following table lists the dividends that were declared and issued for fiscal 2026 and 2025.

Non-Voting Common Stock Dividends

Declared Date	Per Share Amount		Record Date	Dividend Date
March 4, 2026	$	0.05	March 16, 2026	March 27, 2026
December 3, 2025	$	0.05	December 15, 2025	December 30, 2025
August 21, 2025	$	0.05	September 15, 2025	September 26, 2025
June 4, 2025	$	0.05	June 16, 2025	June 27, 2025
March 5, 2025	$	0.05	March 17, 2025	March 28, 2025
December 4, 2024	$	0.05	December 16, 2024	December 27, 2024
August 15, 2024	$	0.05	September 16, 2024	September 27, 2024
June 5, 2024	$	0.05	June 17, 2024	June 28, 2024

See Note 28, Statutory Financial Information of Insurance Subsidiaries, of the Notes to Consolidated Financial Statements for a discussion of certain statutory restrictions on the ability of the insurance subsidiaries to pay dividends to U-Haul Holding Company.

Performance Graph

The following graph compares the cumulative total stockholder return on the Company's Voting Common Stock (UHAL) and Non-Voting Common Stock (UHAL.B) with the cumulative total return on the Dow Jones US Total Market and the Dow Jones US Transportation Average, in each case for the period March 31, 2021 through March 31, 2026. The comparison assumes that $100 was invested on March 31, 2021 in the Company's common stock and in each of the comparison indices. The graph reflects the value of the investment based on the closing price of the common stock trading on the New York Stock Exchange and NASDAQ Global Select Market on March 31, 2022, 2023, 2024, 2025 and 2026.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among U-Haul Holding Company (UHAL and UHAL.B), The Dow Jones US Index
And The Dow Jones US Transportation Average Index

*$100 invested on 3/31/2021 in stock or index including reinvestment of dividends.
Fiscal year ending March 31.

Fiscal years ended March 31:	2021	2022	2023	2024	2025	2026
U-Haul Holding Company - UHAL	$ 100.00 $	97.67 $	97.79 $	110.72 $	107.15 $	78.33
U-Haul Holding Company - UHAL.B	100.00	97.67	84.13	108.52	96.62	73.23
Dow Jones US Total Market	100.00	105.14	100.89	120.70	127.35	140.51
Dow Jones US Transportation Average	100.00	111.29	98.68	110.80	100.78	127.19

Item 6. [Reserved]

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We begin this MD&A with the overall strategy of U-Haul Holding Company, followed by a description of, and strategy related to, our operating segments to give the reader an overview of the goals of our businesses and the direction in which our businesses and products are moving. We then discuss our critical accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. Next, we discuss our results of operations for fiscal 2026 compared with fiscal 2025, which are followed by an analysis of liquidity changes in our balance sheets and cash flows, and a discussion of our financial commitments in the sections entitled Liquidity and Capital Resources and Disclosures about Contractual Obligations and Commercial Commitments. The discussion of our financial condition and results of operations for the year ended March 31, 2024 included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended March 31, 2025 is incorporated by reference into this MD&A. We conclude this MD&A by discussing our outlook for fiscal 2027.

This MD&A should be read in conjunction with the other sections of this Annual Report, including Item 1: Business and Item 8: Consolidated Financial Statements and Supplementary Data. The various sections of this MD&A contain a number of forward-looking statements, as discussed under the caption, Cautionary Statements Regarding Forward-Looking Statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Annual Report and particularly under the section Item 1A: Risk Factors. Our actual results may differ materially from these forward-looking statements.

U-Haul Holding Company has a fiscal year that ends on the 31st of March for each year that is referenced. Our insurance company subsidiaries have fiscal years that end on the 31st of December for each year that is referenced. They have been consolidated on that basis. Our insurance companies' financial reporting processes conform to calendar year reporting as required by state insurance departments. We believe that consolidating their calendar year into our fiscal year consolidated financial statements does not materially affect the presentation of financial position or results of operations. We disclose all material events, if any, occurring during the intervening period. Consequently, all references to our insurance subsidiaries' years 2025, 2024 and 2023 correspond to fiscal 2026, 2025 and 2024 for U-Haul Holding Company.

Overall Strategy

Our overall strategy is to maintain our leadership position in the North American "do-it-yourself" moving and storage industry. We accomplish this by providing a seamless and integrated supply chain to the "do-it-yourself" moving and storage market. As part of executing this strategy, we leverage the brand recognition of U-Haul with our full line of moving and self-storage related products and services and the convenience of our broad geographic presence.

Our primary focus is to provide our customers with a wide selection of moving rental equipment, convenient self-storage rental facilities and portable moving and storage units and related moving and self-storage products and services. We are able to expand our distribution and improve customer service by increasing the amount of moving equipment and storage units and portable moving and storage units available for rent, expanding the number of independent dealers in our network and expanding and taking advantage of our Storage Affiliate and Moving Help capabilities.

Property and Casualty Insurance is focused on providing and administering property and casualty insurance to U-Haul and its customers, its independent dealers and affiliates.

Life Insurance is focused on long-term capital growth through direct writing and reinsuring of life, Medicare supplement and annuity products in the senior marketplace.

Description of Operating and Reportable Segments

U-Haul Holding Company's three operating and reportable segments are Moving and Storage, Property and Casualty Insurance, and Life Insurance.

See Note 1, Basis of Presentation, Note 21, Reportable Segment Information, and Note 22, Geographic Area Data, of the Notes to Consolidated Financial Statements.

Moving and Storage Segment

Moving and Storage operations consist of the rental of trucks and trailers, sales of moving supplies, sales of towing accessories, sales of propane, and the rental of fixed and portable moving and storage units to the "do-it-yourself" mover and management of self-storage properties owned by others. Operations are conducted under the registered trade name U-Haul throughout the United States and Canada.

With respect to our truck, trailer, specialty rental items and self-storage rental business, we are focused on expanding our dealer network, which provides added convenience for our customers, and expanding the selection and availability of rental equipment to satisfy the needs of our customers.

U-Haul branded self-moving related products and services, such as boxes, pads and tape allow our customers to, among other things, protect their belongings from potential damage during the moving process. We are committed to providing a complete line of products selected with the "do-it-yourself" moving and storage customer in mind.

uhaul.com and U-Haul's mobile app are an online marketplace that connects consumers to our operations as well as independent Moving Help service providers and thousands of independent Self-Storage Affiliates. Our network of customer-rated affiliates and service providers furnish pack and load help, cleaning help, self-storage and similar services throughout the United States and Canada. Our goal is to further utilize our web-based technology platform to increase service to consumers and businesses in the moving and storage market.

Truck Share 24/7, Skip-the-Counter Self-Storage rentals and Self-checkout for moving supplies provide our customers methods for conducting business with us directly via their mobile devices and also limiting physical exposure.

Since 1945, U-Haul has incorporated sustainable practices into its everyday operations. We believe that our basic business premise of equipment sharing helps reduce greenhouse gas emissions and reduces the inventory of total large capacity vehicles. We continue to look for ways to reduce waste within our business and are dedicated to manufacturing reusable components and recyclable products. We believe that our commitment to sustainability, through our products and services and everyday operations has helped us to reduce our impact on the environment.

Property and Casualty Insurance Segment

Property and Casualty Insurance provides loss adjusting and claims handling for U-Haul through regional offices in the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove, Safetow, Safemove Plus, Safestor and Safehaul protection packages to U-Haul customers. We continue to focus on increasing the penetration of these products into the moving and storage market. The business plan for Property and Casualty Insurance includes offering property and casualty products in other U-Haul related programs.

Life Insurance Segment

Life Insurance provides life and health insurance products primarily to the senior market through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with the generally accepted accounting principles ("GAAP") in the United States. The methods, estimates and judgments we use in applying our accounting policies can have a significant impact on the results we report in our consolidated financial statements. Note 3, Accounting Policies, of the Notes to Consolidated Financial Statements summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures. Certain accounting policies require us to make difficult and subjective judgments and assumptions, often as a result of the need to estimate matters that are inherently uncertain.

Following is a detailed description of the accounting estimates that we deem most critical to us and that require management's most difficult and subjective judgments. These estimates are based on historical experience, observance of trends in particular areas, information and valuations available from outside sources and on various other assumptions that are believed to be reasonable under the circumstances and which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions and conditions, and such differences may be material.

We also have other significant accounting policies used to record the results of the majority of our recurring operations in our financial statements, such as revenue recognition; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective. The accounting policies and estimates that we deem most critical to us, and involve the most difficult, subjective or complex judgments include the following:

Recoverability of Property, Plant and Equipment

Our property, plant and equipment is stated at cost. We regularly perform reviews to determine whether facts and circumstances exist, which indicate that the carrying amount of assets, including estimates of residual value, may not be recoverable. Reviews are performed based on vehicle class, generally subcategories of trucks and trailers. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining lives against their respective carrying amounts. We consider factors such as current and expected future market price trends on used vehicles and the expected life of vehicles included in the fleet. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If asset residual values are determined to be recoverable, but the useful lives are shorter or longer than originally estimated, then the net book value of the assets is depreciated over the newly determined remaining useful lives.

Insurance Reserves

Life Insurance

The liability for future policy benefits for traditional and limited-payment long duration life and health products is determined each reporting period based on the net level premium method. This method requires the liability for future policy benefits be calculated as the present value of estimated future policyholder benefits and the related termination expenses, less the present value of estimated future net premiums to be collected from policyholders. Both the present value of expected future benefit payments and the present value of expected future net premiums are based primarily on assumptions of discount rates, mortality, morbidity, lapse, and persistency. The Company reviews at least annually, and updates as necessary, its cash flow assumptions (mortality, morbidity, lapses and persistency) used to calculate the change in the liability for future policy benefits at least annually.

Property & Casualty

Property and Casualty Insurance's liability for reported and unreported losses is based on historical data along with industry averages. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from reinsurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the reinsured policy.

Due to the nature of the underlying risks and high degree of uncertainty associated with the determination of the liability for future policy benefits and claims, the amounts to be ultimately paid to settle these liabilities cannot be precisely determined and may vary significantly from the estimated liability, especially for long-tailed casualty lines of business such as excess workers' compensation. As a result of the long-tailed nature of the excess workers' compensation policies written by Repwest during 1983 through 2001, it may take a number of years for claims to be fully reported and finally settled.

On a regular basis, insurance reserve adequacy is reviewed by management to determine if existing assumptions need to be updated. In determining the assumptions for calculating workers' compensation reserves, management considers multiple factors, including the following:

- Claimant longevity;

- Cost trends associated with claimant treatments;

- Changes in ceding entity and third-party administrator reporting practices;

- Changes in environmental factors, including legal and regulatory;

- Current conditions affecting claim settlements; and

- Future economic conditions, including inflation.

We have reserved each claim based upon the accumulation of current claim costs projected through each claimant's life expectancy and then adjusted for applicable reinsurance arrangements. Management reviews each claim bi-annually, or more frequently if there are changes in facts or circumstances, to determine if the estimated lifetime claim costs have increased and then adjusts the reserve estimate accordingly at that time. We have factored in an estimate of what the potential cost increases could be in our liability related to claims incurred but not reported ("IBNR"). We have not assumed settlement of the existing claims in calculating the reserve amount unless it is in the final stages of completion.

Continued increases in claim costs, including medical inflation and new treatments and medications could lead to future adverse development resulting in additional reserve strengthening. Conversely, settlement of existing claims or if injured workers return to work or expire prematurely, could lead to future positive development.

Self-Insurance Liability

U-Haul retains the risk for certain public liability and third-party property damage claims related to our rental equipment. These liabilities represent an estimate for both reported claims not yet paid, and claims incurred but not yet reported and are recorded on an undiscounted basis in policy benefits and losses, claims and loss expenses payable. Requirements are based on actuarial evaluation of historical accident claims expense and trends, as well as future projection of ultimate losses, expenses and administrative costs. The adequacy of the liability is monitored based on evolving claim history. This liability is subject to change in the future based upon changes in the underlying assumptions, including claims experience, frequency of incidents, and severity of incidents.

U-Haul has operated a self-insurance program for general liability coverage related to risks arising from U-Haul's moving operations since 2002. The Company maintains excess of loss coverage with third-party insurers for losses in excess of specific limits.

We estimate this liability based on actual claims outstanding as of the balance sheet date as well as an actuarial estimate of IBNR claims.

Impairment of Investments

Under the current expected credit loss model, a valuation allowance is recognized in earnings for credit losses. If we intend to sell a debt security, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged against the allowance for credit losses, with any incremental impairment reported in earnings. Reversals of the allowance for credit losses are permitted and should not exceed the allowance amount initially recognized. Management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse market conditions specifically related to the security, among other factors.

There was a $0.9 million and $2.1 million net impairment charge recorded in fixed maturity securities for fiscal 2026 and 2025, respectively.

Income Taxes

We file a consolidated tax return with all of our legal U.S. subsidiaries. There is a separate tax return filing for U-Haul's Canadian subsidiary.

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect the Company's best estimate of current and future taxes to be paid. We are subject to income taxes in the United States and other foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Please see Note 15, Provision for Taxes, of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

Please see Note 3, Accounting Policies, of the Notes to Consolidated Financial Statements.

Results of Operations

U-Haul Holding Company and Consolidated Subsidiaries

Fiscal 2026 Compared with Fiscal 2025

Listed below, on a consolidated basis, are revenues for our major product lines for fiscal 2026 and fiscal 2025:

	Year Ended March 31,	
	2026	**2025**
	(In thousands)	
Self-moving equipment rental revenues	$ 3,811,921	$ 3,725,524
Self-storage revenues	972,427	897,913
Self-moving and self-storage products and service sales	329,614	327,490
Property management fees	36,875	36,811
Life insurance premiums	80,977	83,707
Property and casualty insurance premiums	105,119	98,900
Net investment and interest income	163,104	151,974
Other revenue	537,782	506,346
Consolidated revenue	$ 6,037,819	$ 5,828,665

Self-moving equipment rental revenues increased $86.4 million during fiscal 2026, compared with fiscal 2025. Revenue from both our In-Town and one-way markets improved. One-way transactions increased while revenue per transaction was flat compared to fiscal 2025. In-town revenue per transaction grew compared to fiscal 2025. We increased the number of Company-operated retail locations and independent dealers, along with the number of box trucks in the rental fleet. The size of the towing fleet increased in fiscal 2026 from the introduction of the new Toy Hauler.

Self-storage revenues increased $74.5 million during fiscal 2026, compared with fiscal 2025. The growth in revenues and square feet rented comes from a combination of occupancy gains, the addition of new capacity to the portfolio and a 5% improvement in average revenue per occupied foot. Net of delinquent rooms, occupied rooms increased 25,000 on average over the course of fiscal 2026, compared to fiscal 2025. During fiscal 2026, we added approximately 5.3 million net rentable square feet.

Sales of self-moving and self-storage products and services increased $2.1 million during fiscal 2026, compared with fiscal 2025. This was primarily due to an increase in sales of moving supplies and hitches.

Life insurance premiums decreased $2.7 million during fiscal 2026, compared with fiscal 2025 primarily due to decreased sales of single premium and final expense life products.

Property and casualty insurance premiums increased $6.2 million during fiscal 2026, compared with fiscal 2025. A significant portion of Repwest's premiums are from policies sold in conjunction with U-Haul moving and storage transactions and generally correspond to the related activity at U-Haul during the same period.

Net investment and interest income increased $11.1 million during fiscal 2026, compared with fiscal 2025. The improvement in our Property and Casualty segment came from realized gains on the sale of common stock and higher interest income from mortgage loans and cash and cash equivalents. Our Life insurance segment increased primarily from gains on derivatives used as hedges to fixed index annuities.

Other revenue increased $31.4 million during fiscal 2026, compared with fiscal 2025, caused primarily by increases in our U-Box program.

Listed below are revenues and earnings from operations at each of our operating segments for fiscal 2026 and 2025. The insurance companies' years ended were December 31, 2025 and 2024.

		Year Ended March 31,	
		2026	2025
		(In thousands)	
Moving and storage			
Revenues	$	5,686,690 $	5,492,774
Earnings from operations before equity in earnings of subsidiaries		350,227	645,772
Property and casualty insurance			
Revenues		141,202	125,164
Earnings from operations		67,197	54,745
Life insurance			
Revenues		221,753	221,869
Earnings from operations		15,308	16,642
Eliminations			
Revenues		(11,826)	(11,142)
Earnings from operations before equity in earnings of subsidiaries		(111)	(1,005)
Consolidated Results			
Revenues		6,037,819	5,828,665
Earnings from operations		432,621	716,154

Total costs and expenses increased $492.7 million during fiscal 2026, compared with fiscal 2025. Operating expenses for Moving and Storage increased $147.6 million. Repair expenses associated with the rental fleet experienced a $29.5 million increase during the fiscal year. Personnel costs increased $61.3 million from a combination of employee benefit costs along with salary and wage increases. Self-insured liability costs increased $76.4 million. Fiscal 2025 included a non-recurring $16.5 million cost associated with our transition to a new box supplier. All other costs declined $2.8 million compared to fiscal 2025.

Depreciation expense associated with our rental fleet increased $186.6 million for fiscal 2026 compared with fiscal 2025 due to an increase in the total number of box trucks in the fleet combined with decreases in resale values for certain units currently in the fleet. Net losses from the disposal of rental equipment increased $117.6 million as resale values decreased and the average cost of units being sold increased. We increased the number of retired trucks sold compared to the same period last year. Depreciation expense on all other assets, largely from buildings and improvements, increased $24.6 million. Net losses on the disposal or retirement of land and buildings decreased $7.1 million. Additional details are available in the following Moving and Storage section.

As a result of the above-mentioned changes in revenues and expenses, earnings from operations decreased $283.5 million to $432.6 million for fiscal 2026, compared with $716.2 million for fiscal 2025.

Interest expense for fiscal 2026 was $364.8 million, compared with $295.7 million for fiscal 2025 due to an increase in the amount of outstanding debt along with our average cost of debt.

Other interest income at Moving and Storage decreased $11.8 million due to reduced invested cash balances and lower interest yields compared to fiscal 2025.

Income tax expense was $29.5 million for fiscal 2026, compared with $110.4 million for fiscal 2025. See Note 15, Provision for Taxes, of the Notes to Consolidated Financial Statements for more information on income taxes.

As a result of the above-mentioned items, earnings available to common stockholders were $83.1 million for fiscal 2026, compared with $367.1 million for fiscal 2025.

Moving and Storage

Fiscal 2026 Compared with Fiscal 2025

Listed below are revenues for the major product lines at Moving and Storage for fiscal 2026 and fiscal 2025:

		Year Ended March 31,	
		2026	**2025**
		(In thousands)	
Self-moving equipment rental revenues	$	3,815,909 $	3,729,318
Self-storage revenues		972,427	897,913
Self-moving and self-storage products and service sales		329,614	327,490
Property management fees		36,875	36,811
Other revenue		531,865	501,242
Moving and Storage revenue	$	5,686,690 $	5,492,774

Self-moving equipment rental revenues increased $86.6 million during fiscal 2026, compared with fiscal 2025. Revenue from both our In-Town and one-way markets improved. One-way transactions increased while revenue per transaction was flat compared to fiscal 2025. In-town revenue per transaction grew compared to fiscal 2025. We increased the number of Company-operated retail locations and independent dealers, along with the number of box trucks in the rental fleet. The size of the towing fleet increased in fiscal 2026 from the introduction of the new Toy Hauler.

Self-storage revenues increased $74.5 million during fiscal 2026, compared with fiscal 2025. The growth in revenues and square feet rented comes from a combination of occupancy gains, the addition of new capacity to the portfolio and a 5% improvement in average revenue per occupied foot. Net of delinquent rooms, occupied rooms increased 25,000 on average over the course of fiscal 2026, compared to fiscal 2025. During fiscal 2026, we added approximately 5.3 million net rentable square feet.

The Company owns and manages self-storage facilities. Self-storage revenues reported in the consolidated financial statements represent Company-owned locations only. Self-storage data for our owned storage locations follows:

	Year Ended March 31,	
	2026	**2025**
	(In thousands, except occupancy rate)	
Unit count as of March 31	857	799
Square footage as of March 31	73,651	68,376
Average monthly number of units occupied	620	607
Average monthly occupancy rate based on unit count	74.4 %	79.2 %
End of period occupancy rate based on unit count	71.0 %	77.0 %
Average monthly square footage occupied	54,858	53,021

During fiscal 2026, we added approximately 5.3 million net rentable square feet of new storage. This was a mix of approximately 0.7 million square feet of existing self-storage acquired along with 4.6 million square feet of new development.

Sales of self-moving and self-storage products and services increased $2.1 million during fiscal 2026, compared with fiscal 2025. This was primarily due to an increase in sales of moving supplies and hitches.

Other revenue increased $30.6 million during fiscal 2026, compared with fiscal 2025, caused primarily by increases in our U-Box program.

Total costs and expenses increased $489.5 million during fiscal 2026, compared with fiscal 2025. Operating expenses increased $147.6 million. Repair expenses associated with the rental fleet experienced a $29.5 million increase during the fiscal year. Personnel costs increased $61.3 million from a combination of employee benefit costs along with salary and wage increases. Self-insured liability costs increased $76.4 million. Fiscal 2025 included a non-recurring $16.5 million cost associated with our transition to a new box supplier. All other costs declined $2.8 million compared to fiscal 2025.

Depreciation expense associated with our rental fleet increased $186.6 million for fiscal 2026, compared with fiscal 2025 due to an increase in the total number of box trucks in the fleet combined with expected decreases in resale values for certain units currently in the fleet. Net losses from the disposal of rental equipment increased $117.6 million as resale values decreased and the average cost of units being sold increased. We increased the number of retired trucks sold compared to the same period last year. Depreciation expense on all other assets, largely from buildings and improvements, increased $24.6 million. Net losses on the disposal or retirement of land and buildings decreased $7.1 million.

	Year Ended March 31,	
	2026	2025
	(In thousands)	
Depreciation expense - rental equipment	$ 879,273	$ 692,660
Depreciation expense - non rental equipment	94,206	95,709
Depreciation expense - real estate	209,654	183,564
Total depreciation expense	**$ 1,183,133**	**$ 971,933**
Net (gains) losses on disposals of rental equipment	$ 104,496	$ (15,014)
Net (gains) losses on disposals of non-rental equipment	(608)	1,265
Total net (gains) losses on disposals equipment	**$ 103,888**	**$ (13,749)**
Depreciation, net of (gains) losses on disposals	**$ 1,287,021**	**$ 958,184**
Net (gains) losses on disposals of real estate	**$ 8,611**	**$ 15,758**

Property and Casualty Insurance

2025 Compared with 2024

Net premiums were $109.7 million and $102.0 million for the years ended December 31, 2025 and 2024, respectively. A significant portion of Repwest's premiums are from policies sold in conjunction with U-Haul moving and storage transactions and generally correspond to the related activity at U-Haul during the same period.

Net investment and interest income were $31.5 million and $23.2 million for the years ended December 31, 2025 and 2024, respectively. The main driver of the change was the increase in realized gains on the sale of common stock and higher income from mortgage loans and cash and cash equivalents.

Operating expenses were $51.2 million and $47.7 million for the years ended December 31, 2025 and 2024, respectively. The change was primarily due to an increase in commissions.

As a result of the above-mentioned changes in revenues and expenses, pretax earnings from operations were $67.2 million and $54.7 million for the twelve months ended December 31, 2025 and 2024, respectively.

Life Insurance

2025 Compared with 2024

Net premiums were $81.0 million and $83.7 million for the years ended December 31, 2025 and 2024, respectively. Medicare Supplement premiums increased $2.7 million due to an acquisition of existing block of policies. Life premiums decreased $5.2 million primarily from the decrease in sales of single premium life and final expense. Deferred annuity deposits were $255.6 million or $200.3 million less than the prior year and are accounted for on the balance sheet as deposits rather than premiums.

Net investment income was $134.4 million and $132.7 million for the years ended December 31, 2025 and 2024, respectively. Realized gains on derivatives used as hedges to fixed indexed annuities increased $0.8 million. The change in the provision for expected credit losses resulted in a $1.3 million decrease to the investment income. Net interest income and realized gain on the invested assets increased $2.2 million.

Operating expenses were $17.0 million and $26.3 million for the years ended December 31, 2025 and 2024, respectively. The decrease was mainly driven by changes in estimated liabilities and related accounting estimates recognized during the current year.

Benefits and losses incurred were $169.7 million and $160.4 million for the years ended December 31, 2025 and 2024, respectively. Interest credited to policyholders increased $11.6 million due to higher interest credited rates on equity -

indexed annuities stemming from the improvement in the stock market over the last year. Life benefits decreased $5.3 million due to fewer death claims and lower sales. Medicare supplement benefits increased by $4.9 million due to the acquisition of a new block.

Amortization of deferred acquisition costs, sales inducement asset and the value of business acquired ("VOBA") was $19.7 million and $18.3 million for the years ended December 31, 2025 and 2024, respectively. The increase in DAC amortization was primarily due to a greater number of policy terminations.

As a result of the above-mentioned changes in revenues and expenses, pretax earnings from operations were $15.0 million and $16.2 million for the years ended December 31, 2025 and 2024, respectively.

Liquidity and Capital Resources

We believe our current capital structure is a positive factor that will enable us to pursue our operational plans and goals and provide us with sufficient liquidity. There are many factors which could affect our liquidity, including some which are beyond our control, and there is no assurance that future cash flows and liquidity resources will be sufficient to meet our outstanding debt obligations and our other future capital needs.

As of March 31, 2026, cash and cash equivalents totaled $1,120.1 million, compared with $988.8 million as of March 31, 2025. The assets of our insurance subsidiaries are generally unavailable to fulfill the obligations of non-insurance operations (U-Haul Holding Company, U-Haul and Real Estate). As of March 31, 2026 (or as otherwise indicated), cash and cash equivalents, other financial assets (receivables, other investments, fixed maturities, equity securities and related party assets) and debt obligations of each operating segment were:

	Moving & Storage	Property and Casualty Insurance (a)	Life Insurance (a)
	(In thousands)		
Cash and cash equivalents	$ 1,014,382	$ 64,048	$ 41,717
Other financial assets	162,091	408,517	2,816,186
Debt obligations (b)	8,124,949	—	—

(a) As of December 31, 2025

(b) Excludes ($41,575) of debt issuance costs

As of March 31, 2026, Moving and Storage had available borrowing capacity under existing credit facilities of $465.0 million. The majority of invested cash at the Moving and Storage segment is held in government money market funds. Our current forecasted debt payments for fiscal 2027 on all borrowings are $904.0 million. For detailed information regarding our debt obligations, please see Note 10, Notes, Loans and Finance Leases Payable, net, of the Notes to Consolidated Financial Statements.

A summary of our consolidated cash flows for fiscal 2026 and 2025 is shown in the table below:

	Year Ended March 31,	
	2026	2025
	(In thousands)	
Net cash provided by operating activities	$ 1,794,584	$ 1,454,429
Net cash used by investing activities	(2,262,889)	(2,890,921)
Net cash provided by financing activities	594,630	895,112
Effects of exchange rate on cash	4,994	(4,336)
Net increase (decrease) in cash and cash equivalents	131,319	(545,716)
Cash and cash equivalents at the beginning of the period	988,828	1,534,544
Cash and cash equivalents at the end of the period	$ 1,120,147	$ 988,828

Net cash provided by operating activities increased $340.2 million in fiscal 2026, compared with fiscal 2025. Fiscal 2026 included $119.4 million of cash tax refunds.

Net cash used in investing activities decreased $628.0 million in fiscal 2026, compared with fiscal 2025. Purchases of property, plant and equipment decreased $298.2 million. Fleet related spending increased $217.6 million while investment spending on real estate and development decreased $540.6 million. Cash from the sales of property, plant and equipment increased $47.9 million largely due to an increase in fleet sales. For our insurance subsidiaries, net cash provided by investing activities increased $354.8 million due to an increase in proceeds received for fixed maturity investment's. Moving and Storage investment activities for fiscal 2025 included the redemption of $73.0 million of short-term Treasury notes.

Net cash provided by financing activities decreased $300.5 million in fiscal 2026, as compared with fiscal 2025. This was due to a combination of increased debt repayments of $233.5 million, decreased finance lease repayments of $29.0 million, an increase in borrowings of $168.2 million and an increase in net annuity deposits from Life Insurance of $259.1 million.

Liquidity and Capital Resources and Requirements of our Segments

Moving and Storage

To meet the needs of our customers, U-Haul maintains a large fleet of rental equipment. Capital expenditures have primarily consisted of new rental equipment acquisitions and the buyouts of existing fleet from leases. The capital to fund these expenditures has historically been obtained internally from operations and the sale of used equipment and externally from debt and lease financing. In the future, we anticipate that our internally generated funds will be used to service the existing debt and fund operations. U-Haul estimates that during fiscal 2027, the Company will reinvest in its rental equipment fleet approximately $815 million, net of equipment sales and excluding any lease buyouts. For fiscal 2026, the Company invested, net of sales, approximately $1,381.1 million before any lease buyouts in its rental equipment fleet. Fleet investments in fiscal 2027 and beyond will be dependent upon several factors, including the availability of capital, the truck rental environment, the availability of equipment from manufacturers and the used-truck sales market. We anticipate that the fiscal 2027 investments will be funded largely through debt financing, external lease financing and cash from operations. We consider several factors, including cost and tax consequences when selecting a method to fund capital expenditures. Our allocation between debt and lease financing can change from year to year based upon financial market conditions, which may alter the cost or availability of financing options.

The Company has traditionally funded the acquisition of self-storage properties to support U-Haul's growth through debt financing and funds from operations. The Company's plan for the expansion of owned storage properties includes the acquisition of existing self-storage locations from third parties, the acquisition and development of bare land, and the acquisition and redevelopment of existing buildings not currently used for self-storage. The Company expects to fund these development projects through a combination of internally generated funds, corporate debt and with borrowings against existing properties as they operationally mature. For fiscal 2026, the Company invested $965.9 million in real estate acquisitions, new construction and renovation and repair compared to $1,506.5 million in fiscal 2025. For fiscal 2027, the timing of new projects will be dependent upon several factors, including the entitlement process, availability of capital, weather, the identification and successful acquisition of target properties and the availability of labor and materials. We are likely to continue to decrease real estate capital expenditures in fiscal 2027. U-Haul's growth plan in self-storage also includes the expansion of the U-Haul Storage Affiliate program, which does not require significant capital.

Net capital expenditures (purchases of property, plant and equipment less proceeds from the sale of property, plant and equipment and lease proceeds) at Moving and Storage were $2,444.0 million and $2,794.8 million for fiscal 2026 and 2025, respectively. The components of our net capital expenditures are provided in the following table:

		Year Ended March 31,	
		2026	2025
		(In thousands)	
Purchases of rental equipment	$	2,080,759 $	1,863,128
Purchases of real estate, construction and renovations		965,887	1,506,511
Other capital expenditures		107,679	87,485
Gross capital expenditures		3,154,325	3,457,124
Less: Sales of property, plant and equipment		(710,286)	(662,358)
Net capital expenditures	$	2,444,039 $	2,794,766

Moving and Storage continues to hold significant cash and we believe has access to additional liquidity. Management may invest these funds in our existing operations, expand our product lines or pursue external opportunities in the self-moving and storage marketplace, pay dividends or reduce existing indebtedness where possible.

Property and Casualty Insurance

State insurance regulations may restrict the amount of dividends that can be paid to stockholders of insurance companies. As a result, Property and Casualty Insurance's assets are generally not available to satisfy the claims of U-Haul Holding Company, or its legal subsidiaries. For calendar year 2026, the ordinary dividend available to be paid to U-Haul Holding Company from Repwest is $60.2 million. For more information, please see Note 28, Statutory Financial Information of Insurance Subsidiaries, of the Notes to Consolidated Financial Statements. We believe that stockholders' equity at the Property and Casualty operating segment remains sufficient and we do not believe that its ability to pay ordinary dividends to U-Haul Holding Company will be restricted per state regulations.

Our Property and Casualty segment stockholders' equity was $349.2 million and $392.3 million as of December 31, 2025 and 2024, respectively. The decrease in 2025 compared with 2024 was due to a cash dividend of $100.0 million paid to U-Haul Holding Company offset by an increase from net earnings of $51.0 million and an increase in accumulated other comprehensive income of $5.9 million. Property and Casualty Insurance does not use debt or equity issues to increase capital and therefore has no direct exposure to capital market conditions other than through its investment portfolio.

Life Insurance

Life Insurance manages its financial assets to meet policyholder and other obligations, including investment contract withdrawals and deposits. Life Insurance's net withdrawals for the year ended December 31, 2025 were $250.4 million. State insurance regulations may restrict the amount of dividends that can be paid to stockholders of insurance companies. As a result, Life Insurance's assets are generally not available to satisfy the claims of U-Haul Holding Company or its legal subsidiaries. For calendar year 2026, the ordinary dividends available to be paid to U-Haul Holding Company from Oxford is $24.7 million. For more information, please see Note 28, Statutory Financial Information of Insurance Subsidiaries, of the Notes to Consolidated Financial Statements.

Our Life Insurance segment stockholders' equity was $289.4 million and $217.6 million as of December 31, 2025 and 2024, respectively. The increase in 2025 compared with 2024 resulted from earnings of $12.0 million and an increase in accumulated other comprehensive income of $59.8 million primarily due to the effect of interest rate changes on the fixed maturity portion of the investment portfolio. Life Insurance has not historically used debt or equity issues to increase capital and therefore has not had any significant direct exposure to capital market conditions other than through its investment portfolio. Oxford is a member of the Federal Home Loan Bank ("FHLB") and as of December 31, 2025 had outstanding advances of $85.0 million and an availability of $88.7 million. For a more detailed discussion of these advances, please see Note 10, Notes, Loans and Finance Leases Payable, net, of the Notes to Consolidated Financial Statements.

Cash Flows by Segments

Moving and Storage

Net cash provided by operating activities was $1,635.5 million and $1,327.1 million in fiscal 2026 and 2025, respectively. Fiscal 2026 included $119.4 million of cash tax refunds.

Property and Casualty Insurance

Net cash provided by operating activities was $44.4 million and $43.4 million for the years ended December 31, 2025 and 2024, respectively. The increase in operating cash flows was driven primarily by growth in earnings.

Property and Casualty Insurance's cash and cash equivalents amounted to $64.0 million and $96.2 million as of December 31, 2025 and 2024, respectively. These balances reflect funds in transition from maturity proceeds to long-term investments. Management believes this level of liquid assets, combined with budgeted cash flow, is adequate to meet foreseeable cash needs. Capital and operating budgets allow Property and Casualty Insurance to schedule cash needs in accordance with investment and underwriting proceeds.

Life Insurance

Net cash provided by operating activities was $114.7 million and $84.0 million for the years ended December 31, 2025, and 2024, respectively. The increase in operating cash flows was primarily due to timing of settlement of receivables for securities and a decrease in premiums net of benefits and commissions.

In addition to cash flows from operating activities and financing activities, a substantial amount of liquid funds are available through Life Insurance's short-term portfolio and its membership in the FHLB. As of December 31, 2025 and 2024, cash and cash equivalents amounted to $41.7 million and $20.2 million, respectively. Management believes that the overall sources of liquidity are adequate to meet foreseeable cash needs.

Liquidity and Capital Resources - Summary

We believe we have the financial resources needed to meet our business plans, including our working capital needs. We continue to hold significant cash and have access to additional liquidity to meet our anticipated capital expenditure requirements for investment in our rental fleet, rental equipment and storage acquisitions and build outs.

The IRS completed and finalized their examination for tax years March 2014 through March 2021. During the third quarter of fiscal year 2026, we received $2.4 million related to this examination. We received another $117.0 million related to this examination during the fourth quarter of fiscal 2026. We are owed $10.0 million, which is reflected in prepaid expense, plus interest of $2.0 million, which is reflected in trade receivables and reinsurance recoverables, net. The refund is being processed by the Centralized Case Processing department of the IRS.

In December 2025, Repwest paid U-Haul Holding Company a $100.0 million dividend.

Our borrowing strategy has primarily focused on asset-backed financing, rental equipment leases and private placement borrowings limited by the amount of unencumbered assets available. As part of this strategy, we seek to ladder maturities and fix interest rates. While each of these loans typically contains provisions governing the amount that can be borrowed in relation to specific assets, the overall structure is flexible with no limits on overall Company borrowings. Management believes it has adequate liquidity between cash and cash equivalents and unused borrowing capacity in existing credit facilities to meet the current and expected needs of the Company over the next several years. As of March 31, 2026, we had available borrowing capacity under existing credit facilities of $465.0 million. While it is possible that circumstances beyond our control could alter the ability of the financial institutions to lend us the unused lines of credit, we believe that there are additional opportunities for leverage in our existing capital structure. For a more detailed discussion of our long-term debt and borrowing capacity, please see Note 10, Notes, Loans and Finance Leases Payable, net, of the Notes to Consolidated Financial Statements.

Historically, we used certain off-balance sheet arrangements in connection with the expansion of our self-storage business. For more information, please see Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements. These arrangements were primarily used when our overall borrowing structure was more limited. We do not face similar limitations currently and off-balance sheet arrangements have not been utilized in our self-storage expansion in recent years. In the future, we will continue to identify and consider off-balance sheet opportunities to the extent such arrangements would be economically advantageous to us and our stockholders.

Use of Cash

For material cash requirements as part of liquidity and capital resources discussion, please see Notes 10, Notes, Loans and Finance Leases Payable, net; 11, Interest on Notes, Loans and Finance Leases Payable, net; 19, Contingencies and 27, Life Insurance Liabilities, of the Notes to Consolidated Financial Statements. The following table provides additional detail for uses of cash and contingencies as of March 31, 2026.

| | Total | Payment due by Period (as of March 31, 2026) | | | |
		04/01/26 - 03/31/27	04/01/27 - 03/31/29	04/01/29 - 03/31/31	Thereafter
		(In thousands)			
Notes, loans and finance leases payable - Principal	$ 8,124,949	$ 904,041	$ 1,998,345	$ 2,013,040	$ 3,209,523
Notes, loans and finance leases payable - Interest	2,890,029	391,871	646,070	461,171	1,390,917
Life, health and annuity obligations (a)	3,384,026	671,119	750,470	591,631	1,370,806
Self-insurance accruals (b)	453,400	182,361	178,205	69,464	23,370
Total contractual obligations	$ 14,852,404	$ 2,149,392	$ 3,573,090	$ 3,135,306	$ 5,994,616

(a) These cash flows represent our estimates of the payments we expect to make to our policyholders, without consideration of future premiums or reinsurance recoveries. These estimates are based on numerous assumptions (depending on the product type) related to mortality, morbidity, lapses, withdrawals, future premiums, future deposits, interest rates on investments, credited rates, expenses and other factors which affect our future payments. The cash flows presented are undiscounted for interest. As a result, total outflows for all years exceed the corresponding liabilities of $2,726.0 million included in our consolidated balances sheet as of March 31, 2026. As such payments are based on numerous assumptions, the actual payments may vary significantly from the amounts shown.

(b) These estimated obligations are primarily the Company's self-insurance accruals for portions of the liability coverage for our rental equipment. The estimates for future settlement are based upon historical experience and current trends. Due to the significant assumptions employed in this model, the amounts shown could materially differ from actual results.

Fiscal 2027 Outlook

We will continue to focus our attention on increasing transaction volume and improving pricing, product and utilization for self-moving equipment rentals. Maintaining an adequate level of new investment in our truck fleet is an important component of our plan to meet our operational goals and is likely to decrease in fiscal 2027. Revenue in the U-Move program could be adversely impacted should we fail to execute in any of these areas. Even if we execute our plans, we could see declines in revenues primarily due to unforeseen events, including adverse economic conditions or heightened competition that is beyond our control.

With respect to our storage business, we have added new locations and expanded existing locations. In fiscal 2027, we are actively looking to complete current projects, increase occupancy in our existing portfolio of locations and acquire new locations. New projects and acquisitions will be considered and pursued if they fit our long-term plans and meet our financial objectives. It is likely spending on acquisitions and new development will decrease in fiscal 2027. We will continue to invest capital and resources in the U-Box program throughout fiscal 2027.

Inflationary pressures may challenge our ability to maintain or improve upon our operating margin.

Property and Casualty Insurance will continue to provide loss adjusting and claims handling for U-Haul and underwrite components of the Safemove, Safetow, Safemove Plus, Safestor, and Safehaul protection packages to U-Haul customers.

Life Insurance is pursuing its goal of expanding its presence in the senior market through the sales of its Medicare supplement, life and annuity policies. This strategy includes growing its agency force, expanding its new product offerings, and pursuing business acquisition opportunities.

Consolidating Schedules by Segment

This information includes elimination entries necessary to consolidate U-Haul Holding Company, the parent with its subsidiaries.

Consolidating balance sheets by segment as of March 31, 2026 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
			(In thousands)			
Assets:						
Cash and cash equivalents	$ 1,014,382	$ 64,048	$ 41,717	$ —		$ 1,120,147
Trade receivables and reinsurance recoverables, net	95,683	33,780	30,305	—		159,768
Inventories and parts	178,155	—	—	—		178,155
Prepaid expenses	191,671	—	—	—		191,671
Fixed maturity securities available-for-sale, net, at fair value	—	241,754	2,176,158	—		2,417,912
Equity securities, at fair value	—	696	14,280	—		14,976
Investments, other	—	125,717	580,597	—		706,314
Deferred policy acquisition costs, net	—	—	112,852	—		112,852
Other assets	82,380	12,740	32,082	—		127,202
Right of use assets - financing, net	—	—	—	—		—
Right of use assets - operating, net	39,842	129	217	—		40,188
Related party assets	66,408	6,570	14,846	(34,665)	(c)	53,159
Investment in subsidiaries	638,625	—	—	(638,625)	(b)	—
Property, plant and equipment, at cost:						
Land	1,865,369	—	—	—		1,865,369
Buildings and improvements	10,542,945	—	—	—		10,542,945
Furniture and equipment	1,074,032	—	—	—		1,074,032
Rental trailers and other rental equipment	1,206,253	—	—	—		1,206,253
Rental trucks	8,554,508	—	—	—		8,554,508
	23,243,107					23,243,107
Less: Accumulated depreciation	(6,862,662)	—	—	—		(6,862,662)
Total property, plant and equipment, net	16,380,445	—	—	—		16,380,445
Total assets	$ 18,687,591	$ 485,434	$ 3,003,054	$ (673,290)		$ 21,502,789

(a) Balances as of December 31, 2025
(b) Eliminate investment in subsidiaries
(c) Eliminate intercompany receivables and payables

31

Consolidating balance sheets by segment as of March 31, 2026 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Liabilities:					
Accounts payable and accrued expenses	$ 813,115	$ 12,881	$ 24,298	—	$ 850,294
Notes, loans and finance leases payable, net	8,083,374	—	—	—	8,083,374
Operating lease liabilities	40,593	133	231	—	40,957
Policy benefits and losses, claims and loss expenses payable	454,171	116,052	369,651	—	939,874
Liabilities from investment contracts	—	—	2,357,545	—	2,357,545
Other policyholders' funds and liabilities	—	116	2,783	—	2,899
Deferred income	56,614	—	—	—	56,614
Deferred income taxes, net	1,605,618	3,391	(49,428)	—	1,559,581
Related party liabilities	25,684	3,627	8,583	(37,894) (c)	—
Total liabilities	11,079,169	136,200	2,713,663	(37,894)	13,891,138
Stockholders' equity :					
Series preferred stock:					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	—	—	—	—	—
Series A common stock					
Voting Common Stock	10,497	3,301	2,500	(5,801) (b)	10,497
Non-Voting Common stock	176	—	—	—	176
Additional paid-in capital	462,758	91,120	26,271	(117,601) (b)	462,548
Accumulated other comprehensive income (loss)	(166,869)	(3,660)	(108,511)	115,400 (b)	(163,640)
Retained earnings	7,979,510	258,473	369,131	(627,394) (b)	7,979,720
Cost of common stock in treasury, net	(525,653)	—	—	—	(525,653)
Cost of preferred stock in treasury, net	(151,997)	—	—	—	(151,997)
Total stockholders' equity	7,608,422	349,234	289,391	(635,396)	7,611,651
Total liabilities and stockholders' equity	$ 18,687,591	$ 485,434	$ 3,003,054	$ (673,290)	$ 21,502,789

(a) Balances as of December 31, 2025
(b) Eliminate investment in subsidiaries
(c) Eliminate intercompany receivables and payables

Consolidating balance sheets by segment as of March 31, 2025 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Assets:					
Cash and cash equivalents	$ 872,467	$ 96,165	$ 20,196	$ —	$ 988,828
Trade receivables and reinsurance recoverables, net	158,471	39,070	33,175	—	230,716
Inventories and parts	163,132	—	—	—	163,132
Prepaid expenses	282,406	—	—	—	282,406
Fixed maturity securities available-for-sale, net, at fair value	—	222,853	2,256,645	—	2,479,498
Equity securities, at fair value	—	37,837	27,712	—	65,549
Investments, other	—	120,873	557,381	—	678,254
Deferred policy acquisition costs, net	—	—	121,729	—	121,729
Other assets	77,473	13,680	35,579	—	126,732
Right of use assets - financing, net	138,698	—	—	—	138,698
Right of use assets - operating, net	45,611	385	29	—	46,025
Related party assets	62,241	4,169	14,461	(35,868) (c)	45,003
Investment in subsidiaries	609,853	—	—	(609,853) (b)	—
Property, plant and equipment, at cost:					
Land	1,812,820			—	1,812,820
Buildings and improvements	9,628,271			—	9,628,271
Furniture and equipment	1,047,414			—	1,047,414
Rental trailers and other rental equipment	1,046,135			—	1,046,135
Rental trucks	7,470,039			—	7,470,039
	21,004,679			—	21,004,679
Less: Accumulated depreciation	(5,892,079)			—	(5,892,079)
Total property, plant and equipment, net	15,112,600			—	15,112,600
Total assets	$ 17,522,952	$ 535,032	$ 3,066,907	$ (645,721)	$ 20,479,170

(a) Balances as of December 31, 2024
(b) Eliminate investment in subsidiaries
(c) Eliminate intercompany receivables and payables

33

Consolidating balance sheets by segment as of March 31, 2025 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Liabilities:					
Accounts payable and accrued expenses	$ 800,084	$ 6,819	$ 13,997	$ —	$ 820,900
Notes, loans and finance leases payable, net	7,193,857	—	—	—	7,193,857
Operating lease liabilities	46,546	398	29	—	46,973
Policy benefits and losses, claims and loss expenses payable	361,755	126,852	368,914	—	857,521
Liabilities from investment contracts	—	—	2,511,422	—	2,511,422
Other policyholders' funds and liabilities	—	447	7,092	—	7,539
Deferred income	52,895	—	—	—	52,895
Deferred income taxes, net	1,547,921	4,410	(62,411)	—	1,489,920
Related party liabilities	25,369	3,814	10,303	(39,486) (c)	—
Total liabilities	10,028,427	142,740	2,849,346	(39,486)	12,981,027
Stockholders' equity :					
Series preferred stock:					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	—	—	—	—	—
Series A common stock	—	—	—	—	—
Voting Common Stock	10,497	3,301	2,500	(5,801) (b)	10,497
Non-Voting Common stock	176	—	—	—	176
Additional paid-in capital	462,758	91,120	26,271	(117,601) (b)	462,548
Accumulated other comprehensive income (loss)	(232,932)	(9,591)	(168,348)	181,557 (b)	(229,314)
Retained earnings	7,931,676	307,462	357,138	(664,390) (b)	7,931,886
Cost of common stock in treasury, net	(525,653)	—	—	—	(525,653)
Cost of preferred stock in treasury, net	(151,997)	—	—	—	(151,997)
Total stockholders' equity	7,494,525	392,292	217,561	(606,235)	7,498,143
Total liabilities and stockholders' equity	$ 17,522,952	$ 535,032	$ 3,066,907	$ (645,721)	$ 20,479,170

(a) Balances as of December 31, 2024
(b) Eliminate investment in subsidiaries
(c) Eliminate intercompany receivables and payables

34

Consolidating statement of operations by segment for year ending March 31, 2026 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Revenues:					
Self-moving equipment rental revenues	$ 3,815,909	$ —	$ —	$ (3,988) (c)	$ 3,811,921
Self-storage revenues	972,427	—	—	—	972,427
Self-moving and self-storage products and service sales	329,614	—	—	—	329,614
Property management fees	36,875	—	—	—	36,875
Life insurance premiums	—	—	80,977	—	80,977
Property and casualty insurance premiums	—	109,704	—	(4,585) (c)	105,119
Net investment and interest income	—	31,498	134,429	(2,823) (b)	163,104
Other revenue	531,865	—	6,347	(430) (b)	537,782
Total revenues	5,686,690	141,202	221,753	(11,826)	6,037,819
Costs and expenses:					
Operating expenses	3,356,193	51,201	16,971	(9,003) (b,c)	3,415,362
Commission expenses	416,231	—	—	—	416,231
Cost of product sales	246,860	—	—	—	246,860
Benefits and losses	—	22,506	169,691	—	192,197
Amortization of deferred policy acquisition costs	—	—	19,652	—	19,652
Lease expense	21,547	298	131	(2,712) (b)	19,264
Depreciation, net of (gains) losses on disposals	1,287,021	—	—	—	1,287,021
Net (gains) losses on disposal of real estate	8,611	—	—	—	8,611
Total costs and expenses	5,336,463	74,005	206,445	(11,715)	5,605,198
Earnings from operations before equity in earnings of subsidiaries	350,227	67,197	15,308	(111)	432,621
Equity in earnings of subsidiaries	63,004	—	—	(63,004) (d)	—
Earnings from operations	413,231	67,197	15,308	(63,115)	432,621
Other components of net periodic benefit costs	(1,383)	—	—	—	(1,383)
Other interest income	47,597	—	—	(336) (b)	47,261
Interest expense	(364,868)	—	(336)	447 (b)	(364,757)
Fees on early extinguishment of debt and costs of defeasance	(1,108)	—	—	—	(1,108)
Pretax earnings	93,469	67,197	14,972	(63,004)	112,634
Income tax expense	(10,341)	(16,186)	(2,979)	—	(29,506)
Net earnings available to common stockholders	$ 83,128	$ 51,011	$ 11,993	$ (63,004)	$ 83,128

(a) Balances for the year ended December 31, 2025
(b) Eliminate intercompany lease / interest income
(c) Eliminate intercompany premiums
(d) Eliminate equity in earnings of subsidiaries

35

Consolidating statement of operations by segment for year ending March 31, 2025 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Revenues:					
Self-moving equipment rental revenues	$ 3,729,318	$ —	$ —	(3,794) (c)	$ 3,725,524
Self-storage revenues	897,913	—	—	—	897,913
Self-moving and self-storage products and service sales	327,490	—	—	—	327,490
Property management fees	36,811	—	—	—	36,811
Life insurance premiums	—	—	83,707	—	83,707
Property and casualty insurance premiums	—	101,952	—	(3,052) (c)	98,900
Net investment and interest income	—	23,212	132,655	(3,893) (b)	151,974
Other revenue	501,242	—	5,507	(403) (b)	506,346
Total revenues	5,492,774	125,164	221,869	(11,142)	5,828,665
Costs and expenses:					
Operating expenses	3,208,640	47,729	26,331	(7,229) (b,c)	3,275,471
Commission expenses	407,368	—	—	—	407,368
Cost of product sales	234,145	—	—	—	234,145
Benefits and losses	—	22,313	160,436	—	182,749
Amortization of deferred policy acquisition costs	—	—	18,333	—	18,333
Lease expense	22,907	377	127	(2,908) (b)	20,503
Depreciation, net of (gains) losses on disposals	958,184	—	—	—	958,184
Net (gains) losses on disposal of real estate	15,758	—	—	—	15,758
Total costs and expenses	4,847,002	70,419	205,227	(10,137)	5,112,511
Earnings from operations before equity in earnings of subsidiaries	645,772	54,745	16,642	(1,005)	716,154
Equity in earnings of subsidiaries	55,280	—	—	(55,280) (d)	—
Earnings from operations	701,052	54,745	16,642	(56,285)	716,154
Other components of net periodic benefit costs	(1,488)	—	—	—	(1,488)
Other interest income	59,489	—	—	(432) (b)	59,057
Interest expense	(296,721)	—	(432)	1,437 (b)	(295,716)
Fees on early extinguishment of debt and costs of defeasance	(495)	—	—	—	(495)
Pretax earnings	461,837	54,745	16,210	(55,280)	477,512
Income tax expense	(94,747)	(11,693)	(3,982)	—	(110,422)
Net earnings available to common stockholders	$ 367,090	$ 43,052	$ 12,228	(55,280)	$ 367,090

(a) Balances for the year ended December 31, 2024
(b) Eliminate intercompany lease/interest income
(c) Eliminate intercompany premiums
(d) Eliminate equity in earnings of subsidiaries

36

Consolidating statement of operations by segment for year ending March 31, 2024 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Revenues:					
Self-moving equipment rental revenues	$ 3,629,215	$ —	$ —	(4,520) (c)	$ 3,624,695
Self-storage revenues	831,069	—	—	—	831,069
Self-moving and self-storage products and service sales	335,805	—	—	—	335,805
Property management fees	37,004	—	—	—	37,004
Life insurance premiums	—	—	89,745	—	89,745
Property and casualty insurance premiums	—	97,927	—	(3,125) (c)	94,802
Net investment and interest income	—	25,158	124,686	(3,376) (b)	146,468
Other revenue	461,835	—	4,771	(520) (b)	466,086
Total revenues	5,294,928	123,085	219,202	(11,541)	5,625,674
Costs and expenses:					
Operating expenses	3,066,692	48,332	19,594	(8,147) (b,c)	3,126,471
Commission expenses	384,079	—	—	—	384,079
Cost of product sales	241,563	—	—	—	241,563
Benefits and losses	—	11,878	155,157	—	167,035
Amortization of deferred policy acquisition costs	—	—	24,238	—	24,238
Lease expense	34,609	366	61	(2,382) (b)	32,654
Depreciation, net of (gains) losses on disposals	663,931	—	—	—	663,931
Net (gains) losses on disposal of real estate	7,914	—	—	—	7,914
Total costs and expenses	4,398,788	60,576	199,050	(10,529)	4,647,885
Earnings from operations before equity in earnings of subsidiaries	896,140	62,509	20,152	(1,012)	977,789
Equity in earnings of subsidiaries	65,109	—	—	(65,109) (d)	—
Earnings from operations	961,249	62,509	20,152	(66,121)	977,789
Other components of net periodic benefit costs	(1,458)	—	—	—	(1,458)
Other interest income	120,501	—	—	(480) (b)	120,021
Interest expense	(257,187)	—	(480)	1,492 (b)	(256,175)
Pretax earnings	823,105	62,509	19,672	(65,109)	840,177
Income tax expense	(194,398)	(12,931)	(4,141)	—	(211,470)
Net earnings available to common stockholders	$ 628,707	$ 49,578	$ 15,531	(65,109)	$ 628,707

(a) Balances for the year ended December 31, 2023
(b) Eliminate intercompany lease/interest income
(c) Eliminate intercompany premiums
(d) Eliminate equity in earnings of subsidiaries

37

Consolidating cash flow statements by segment for the year ended March 31, 2026, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from operating activities:					
Net earnings	$ 83,128	$ 51,011	$ 11,993	$ (63,004)	$ 83,128
Earnings from consolidated entities	(63,004)	—	—	63,004	—
Adjustments to reconcile net earnings to cash provided by operations:					
Depreciation	1,183,133	—	—	—	1,183,133
Amortization of premiums and accretion of discounts related to investments, net	—	1,377	16,466	—	17,843
Amortization of debt issuance costs	7,275	—	—	—	7,275
Interest credited to policyholders	—	—	96,532	—	96,532
Provision for allowance for losses on trade receivables, net	(1,631)	—	—	—	(1,631)
Operating lease right-of-use asset amortization	8,847	—	—	—	8,847
Net (gains) losses on disposals of equipment	103,888	—	—	—	103,888
Net (gains) losses on disposal of real estate	8,611	—	—	—	8,611
Net (gains) losses on sales of fixed maturity securities	—	(4,038)	2,474	—	2,474
Net (gains) losses on equity securities and investments other	—	(2,594)	(2,983)	—	(7,021)
Deferred income taxes, net	57,562	—	(2,923)	—	52,045
Net change in other operating assets and liabilities:					
Trade receivables and reinsurance recoverables	64,429	5,292	2,870	—	72,591
Inventories and parts	(15,019)	—	—	—	(15,019)
Prepaid expenses	91,228	—	—	—	91,228
Deferred policy acquisition costs, net	—	—	8,877	—	8,877
Other assets	(4,979)	939	3,309	—	(731)
Related party assets	(4,130)	(2,400)	(95)	—	(6,625)
Accounts payable and accrued expenses and operating lease liabilities	20,210	6,116	(7,126)	—	19,200
Policy benefits and losses, claims and loss expenses payable	91,973	(10,800)	(8,637)	—	72,536
Other policyholders' funds and liabilities	—	(330)	(4,309)	—	(4,639)
Deferred income	3,639	—	—	—	3,639
Other liabilities	312	(189)	(1,720)	—	(1,597)
Net cash provided by (used in) operating activities	1,635,472	44,384	114,728	—	1,794,584
Cash flows from investing activities:					
Escrow deposits activity	449	—	—	—	449
Purchases of:					
Property, plant and equipment	(3,154,325)	—	—	—	(3,154,325)
Fixed maturity securities available-for-sale	—	(38,510)	(276,588)	—	(315,098)
Equity securities	—	(782)	(2,749)	—	(3,531)
Investments, other	—	(41,690)	(115,980)	—	(157,670)
Proceeds from sales of:					
Property, plant and equipment	710,286	—	—	—	710,286
Fixed maturity securities available-for-sale	—	25,732	420,188	—	445,920
Equity securities	—	41,951	15,968	—	57,919
Investments, other	—	36,798	116,363	—	153,161
Net cash (used in) provided by investing activities	(2,443,590)	23,499	157,202	—	(2,262,889)

(a) Balance for the period ended December 31, 2025
(b) Eliminate purchase and sale of real estate

Page 1 of 2

38

Continuation of consolidating cash flow statements by segment for the year ended March 31, 2026, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from financing activities:					
Borrowings from credit facilities	2,023,578	—	—	—	2,023,578
Principal repayments on credit facilities	(1,085,894)	—	—	—	(1,085,894)
Payment of debt issuance costs	(13,358)	—	—	—	(13,358)
Finance lease payments	(44,338)	—	—	—	(44,338)
Securitization deposits	345	—	—	—	345
Series N Non-Voting Common Stock dividends paid	(35,294)	—	—	—	(35,294)
Net contribution from (to) related party	100,000	(100,000)	—	—	—
Investment contract deposits	—	—	279,834	—	279,834
Investment contract withdrawals	—	—	(530,243)	—	(530,243)
Net cash provided by (used in) financing activities	945,039	(100,000)	(250,409)	—	594,630
Effects of exchange rate on cash	4,994	—	—	—	4,994
Increase (decrease) in cash and cash equivalents	141,915	(32,117)	21,521	—	131,319
Cash and cash equivalents at beginning of period	872,467	96,165	20,196	—	988,828
Cash and cash equivalents at end of period	1,014,382	64,048	41,717	—	1,120,147

Page 2 of 2

(a) Balance for the period ended December 31, 2025

Consolidating cash flow statements by segment for the year ended March 31, 2025, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from operating activities:					
Net earnings	$ 367,090	$ 43,052	$ 12,228	$ (55,280)	$ 367,090
Earnings from consolidated entities	(55,280)	—	—	55,280	—
Adjustments to reconcile net earnings to cash provided by operations:					
Depreciation	971,933	—	—	—	971,933
Amortization of premiums and accretion of discounts related to investments, net	—	1,431	12,960	—	14,391
Amortization of debt issuance costs	5,703	—	—	—	5,703
Interest credited to policyholders	—	—	84,920	—	84,920
Provision for allowance for losses on trade receivables, net	(1,101)	—	—	—	(1,101)
Operating lease right-of-use asset amortization	10,558	—	—	—	10,558
Net (gains) losses on disposals of equipment	(13,749)	—	—	—	(13,749)
Net (gains) losses on disposal of real estate	15,758	—	—	—	15,758
Net (gains) losses on sales of fixed maturity securities	—	—	2,180	—	2,180
Net (gains) losses on equity securities and investments other	—	(1,979)	(3,808)	—	(5,787)
Deferred income taxes, net	43,564	(114)	(1,543)	—	41,907
Net change in other operating assets and liabilities:					
Trade receivables and reinsurance recoverables	(21,346)	3,009	4,169	—	(14,168)
Inventories and parts	(12,259)	—	—	—	(12,259)
Prepaid expenses	(37,038)	—	—	—	(37,038)
Deferred policy acquisition costs, net	—	—	(505)	—	(505)
Other assets	(22,491)	3,769	(1,422)	—	(20,144)
Related party assets	12,549	2,046	(1,938)	—	12,657
Accounts payable and accrued expenses and operating lease liabilities	18,165	(2,937)	(828)	—	14,400
Policy benefits and losses, claims and loss expenses payable	42,927	(5,627)	(15,546)	—	21,754
Other policyholders' funds and liabilities	—	(187)	(3,932)	—	(4,119)
Deferred income	1,858	—	—	—	1,858
Other liabilities	224	928	(2,962)	—	(1,810)
Net cash provided by (used in) operating activities	1,327,065	43,391	83,973	—	1,454,429
Cash flows from investing activities:					
Escrow deposits activity	3,978	—	—	—	3,978
Purchases of:					
Property, plant and equipment	(3,457,124)	—	—	4,643 (b)	(3,452,481)
Fixed maturity securities available-for-sale	—	(10,289)	(491,351)	—	(501,640)
Equity securities	—	(1,159)	(660)	—	(1,819)
Investments, other	1,000	(35,818)	(138,704)	—	(173,522)
Proceeds from sales of:					
Property, plant and equipment	662,358	—	—	—	662,358
Fixed maturity securities available-for-sale	72,986	21,200	345,244	—	439,430
Equity securities	—	11,136	11	—	11,147
Investments, other	—	15,196	111,075	—	121,628
Net cash (used in) provided by investing activities	(2,716,802)	266	(174,385)	(4,643)(b)	(2,890,921)

Page 1 of 2

(a) Balance for the period ended December 31, 2024
(b) Eliminate purchase and sale of real estate

40

Continuation of consolidating cash flow statements by segment for the year ended March 31, 2025, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from financing activities:					
Borrowings from credit facilities	1,855,399	—	—	—	1,855,399
Principal repayments on credit facilities	(852,395)	—	—	—	(852,395)
Payment of debt issuance costs	(8,531)	—	—	—	(8,531)
Finance lease payments	(73,303)	—	—	—	(73,303)
Securitization deposits	499	—	—	—	499
Series N Non-Voting Common Stock dividends paid	(35,294)	—	—	—	(35,294)
Investment contract deposits	—	—	496,603	—	496,603
Investment contract withdrawals	—	—	(487,866)	—	(487,866)
Net cash provided by (used in) financing activities	886,375	—	8,737	—	895,112
Effects of exchange rate on cash	(4,336)	—	—	—	(4,336)
Increase (decrease) in cash and cash equivalents	(507,698)	43,657	(81,675)	—	(545,716)
Cash and cash equivalents at beginning of period	1,380,165	52,508	101,871	—	1,534,544
Cash and cash equivalents at end of period	$ 872,467	$ 96,165	$ 20,196	$ —	$ 988,828

Page 2 of 2

(a) Balance for the period ended December 31, 2024

41

Consolidating cash flow statements by segment for the year ended March 31, 2024 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from operating activities:					
Net earnings	$ 628,707	$ 49,578	$ 15,531	$ (65,109)	$ 628,707
Earnings from consolidated entities	(65,109)	—	—	65,109	—
Adjustments to reconcile net earnings to cash provided by operations:					
Depreciation	817,889	—	—	—	817,889
Amortization of premiums and accretion of discounts related to investments, net	—	1,572	15,277	—	16,849
Amortization of debt issuance costs	6,712	—	—	—	6,712
Interest credited to policyholders	—	—	71,433	—	71,433
Provision for allowance for losses on trade receivables, net	2,463	(16)	—	—	2,447
Operating lease right-of-use asset amortization	23,926	—	—	—	23,926
Net (gains) losses on disposals of equipment	(153,958)	—	—	—	(153,958)
Net (gains) losses on disposal of real estate	7,914	—	—	—	7,914
Net (gains) losses on sales of fixed maturity securities	—	10	(167)	—	(157)
Net (gains) losses on equity securities and investments other	—	(5,741)	—	—	(5,741)
Deferred income taxes, net	98,823	(37)	(407)	—	98,379
Net change in other operating assets and liabilities:					
Trade receivables and reinsurance recoverables	(31,143)	6,145	(4,013)	—	(29,011)
Inventories and parts	518	—	—	—	518
Prepaid expenses	(4,451)	—	—	—	(4,451)
Deferred policy acquisition costs, net	—	—	7,239	—	7,239
Other assets	12,359	680	(3,150)	—	9,889
Related party assets	(5,745)	(3,869)	—	—	(9,614)
Accounts payable and accrued expenses and operating lease liabilities	(3,388)	6,598	(13,907)	—	(10,697)
Policy benefits and losses, claims and loss expenses payable	(15,441)	(20,528)	(3,235)	—	(39,204)
Other policyholders' funds and liabilities	—	(2,069)	11,991	—	9,922
Deferred income	(1,096)	—	(989)	—	(2,085)
Other liabilities	63	343	5,444	—	5,850
Net cash provided by (used in) operating activities	1,319,043	32,666	101,047	—	1,452,756
Cash flows from investing activities:					
Escrow deposits activity	2,983	—	—	—	2,983
Purchases of:					
Property, plant and equipment	(2,992,898)	—	—	—	(2,992,898)
Fixed maturity securities available-for-sale	(170,317)	(22,144)	(151,705)	—	(344,166)
Equity securities	—	(529)	(1)	—	(530)
Investments, other	(1,000)	(10,375)	(163,592)	—	(174,967)
Proceeds from sales of:					
Property, plant and equipment	739,178	—	—	—	739,178
Fixed maturity securities available-for-sale	322,330	23,321	326,470	—	672,121
Equity securities	—	1,413	4	—	1,417
Investments, other	—	16,880	33,609	—	50,489
Net cash (used in) provided by investing activities	(2,099,724)	8,566	44,785	—	(2,046,373)

Page 1 of 2

(a) Balance for the period ended December 31, 2023

Continuation of consolidating cash flow statements by segment for the year ended March 31, 2024 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from financing activities:					
Borrowings from credit facilities	1,186,363	—	—	—	1,186,363
Principal repayments on credit facilities	(919,771)	—	—	—	(919,771)
Payment of debt issuance costs	(4,082)	—	—	—	(4,082)
Finance lease payments	(105,564)	—	—	—	(105,564)
Securitization deposits	319	—	—	—	319
Series N Non-Voting Common Stock dividends paid	(31,765)	—	—	—	(31,765)
Investment contract deposits	—	—	360,124	—	360,124
Investment contract withdrawals	—	—	(419,091)	—	(419,091)
Net cash provided by (used in) financing activities	125,500	—	(58,967)	—	66,533
Effects of exchange rate on cash	1,104	—	—	—	1,104
Increase (decrease) in cash and cash equivalents	(654,077)	41,232	86,865	—	(525,980)
Cash and cash equivalents at beginning of period	2,034,242	11,276	15,006	—	2,060,524
Cash and cash equivalents at end of period	$ 1,380,165	$ 52,508	$ 101,871	$ —	$ 1,534,544

Page 2 of 2

(a) Balance for the period ended December 31, 2023

43

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and currency exchange rates. To mitigate these risks, we may utilize derivative financial instruments, among other strategies. We do not use derivative financial instruments for speculative purposes.

Interest Rate Risk

The exposure to market risk for changes in interest rates relates primarily to our variable rate debt obligations. We have used interest rate swap agreements and forward swaps to reduce our exposure to changes in interest rates. We enter into these arrangements with counterparties that are significant financial institutions with whom we generally have other financial arrangements. We are exposed to credit risk should these counterparties not be able to perform on their obligations. Following is a summary of our interest rate swaps agreements as of March 31, 2026:

Notional Amount		Fair Value	Effective Date	Expiration Date	Fixed Rate	Floating Rate
	(In thousands)					
$	52,907	$ 1,998	7/15/2022	7/15/2032	2.86%	1 Month SOFR
	64,250	208	8/1/2022	8/1/2026	2.72%	1 Month SOFR
	63,750	243	8/1/2022	8/31/2026	2.75%	1 Month SOFR
	87,500	(256)	8/1/2024	8/1/2026	4.36%	1 Month SOFR

As of March 31, 2026, we had $815.9 million of variable rate debt obligations, of this amount, $547.5 million is not fixed through interest rate swaps. If the Secured Overnight Funding Rate ("SOFR") were to increase 100 basis points, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by $5.5 million annually (after consideration of the effect of the above derivative contracts). Certain senior mortgages have an anticipated repayment date and a maturity date. If these senior mortgages are not repaid by the anticipated repayment date the interest rate on these mortgages would increase from the current fixed rate. We are using the anticipated repayment date for our maturity schedule.

Additionally, our insurance subsidiaries' fixed income investment portfolios expose us to interest rate risk. This interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. As part of our insurance companies' asset and liability management, actuaries estimate the cash flow patterns of our existing liabilities to determine their duration. These outcomes are compared to the characteristics of the assets that are currently supporting these liabilities assisting management in determining an asset allocation strategy for future investments that management believes will mitigate the overall effect of interest rates.

The following table illustrates the interest rate risk sensitivity of our fixed maturity portfolio as of March 31, 2026 and 2025. This table measures the effect of a parallel shift in interest rates (as represented by the U.S. Treasury curve) on the fair value of the fixed maturity portfolio. The data measures the change in fair value arising from an immediate and sustained change in interest rates in increments of 100 basis points.

	Market Value of Mixed Maturity Portfolio	
	As of March 31,	
Change in Interest Rates (a)	2026	2025
	(In thousands)	
-300bps	$ 2,771,108	$ 2,801,606
-200bps	2,646,888	2,694,155
-100bps	2,528,695	2,586,785
No change	2,417,912	2,479,498
+100bps	2,310,322	2,372,291
+200bps	2,210,151	2,265,166
+300bps	2,116,021	2,158,122

(a) In basis points

We use derivatives to hedge our equity market exposure to indexed annuity products sold by our Life Insurance company. These contracts earn a return for the contract holder based on the change in the value of the S&P 500 index between annual index point dates. We buy and sell listed equity and index call options and call option spreads. The credit risk is with the party in which the options are written. The net option price is paid up front and there are no additional cash requirements or additional contingent liabilities. These contracts are held at fair value on our balance sheet. At March 31, 2026 and 2025, these derivative hedges had a net market value of $8.9 million and $8.8 million, with notional amounts of $310.1 million and $326.2 million, respectively. Of these derivative instruments, $26.5 million are included in Investments, other and offset by $17.6 million in Accounts payable and accrued expenses on the consolidated balance sheets.

Although the call options are employed to be effective hedges against our policyholder obligations from an economic standpoint, they do not meet the requirements for hedge accounting under GAAP. Accordingly, the call options are marked to fair value on each reporting date with the change in fair value included as a component of net investment and interest income. The change in fair value of the call options includes the gains or losses recognized at the expiration of the option term and the changes in fair value for open contracts.

Foreign Currency Exchange Rate Risk

The exposure to market risk for changes in foreign currency exchange rates relates primarily to our Canadian business. Approximately 5.3% and 5.1% of our revenue was generated in Canada for fiscal 2026 and 2025, respectively. The result of a 10% change in the value of the U.S. dollar relative to the Canadian dollar would not be material to net income. We typically do not hedge any foreign currency risk since the exposure is not considered material.

Item 8. Consolidated Financial Statements and Supplementary Data

The Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements of U-Haul Holding Company and its consolidated subsidiaries, including the notes to such statements and the related schedules are set forth on the "F" pages hereto and are incorporated by reference herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.   Controls and Procedures

Attached as exhibits to this Annual Report are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and procedures evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented in the section entitled "Evaluation of Disclosure Controls and Procedures".

Following this discussion is the report of Deloitte & Touche LLP, our independent registered public accounting firm, regarding its audit of U-Haul Holding Company's internal control over financial reporting as set forth below in this section. This section should be read in conjunction with the certifications of our CEO and CFO and the Deloitte & Touche LLP report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, (the "Disclosure Controls"), as of March 31, 2026. Based upon the controls evaluation, our CEO and CFO have concluded that our Disclosure Controls were effective as of March 31, 2026, the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of March 31, 2026 based on the criteria established in *Internal Control-Integrated Framework (2013)*issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed both by our Internal Audit function and our Finance function.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of our controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of U-Haul Holding Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of U-Haul Holding Company and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated May 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Tempe, Arizona

May 27, 2026

Item 9B. Other Information

On May 22, 2026, U-Haul Holding Company's (the "Company") Board of Directors (the "Board") authorized a $350 million stock repurchase program (the "Stock Repurchase Program") with no expiration date. Under the Stock Repurchase Program, the Company may purchase up to $350 million of its Voting Common Stock and Non-Voting Common Stock in open market purchases, privately negotiated transactions, block trades, accelerated share repurchase programs, or in any other manner in compliance with applicable law. The timing and amount of stock repurchases, if any, will depend on price, market conditions, applicable regulatory requirements, and other factors. The Stock Repurchase Program does not require the Company to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without prior notice.

On May 22, 2026, Samuel J. Shoen, director and Vice Chairman of the Board of the Company and a Named Executive Officer, notified the Company of his decision to not stand for re-election to the Board at the Company's 2026 Annual Meeting of Stockholders (the "Annual Meeting") and that he will no longer serve in his officer role but will assist the Company with special projects. Mr. Shoen will continue to serve as a director of the Board until his current term expires at the Annual Meeting.

Mr. Shoen's decision not to stand for re-election to the Board was not as a result of any disagreement with the Company on any matters relating to the Company's operations, policies, and practices.

During the quarter ended March 31, 2026, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required to be disclosed under this Item 10 is incorporated herein by reference to U-Haul Holding Company's definitive proxy statement, in connection with its 2026 annual meeting of stockholders (the "Proxy Statement"), which will be filed with the SEC within 120 days after the close of the Company's 2026 fiscal year.

The Company has a Code of Ethics that applies to all directors, officers and employees of the Company, including the Company's principal executive officer and principal financial officer. A copy of our Code of Ethics is posted on U-Haul Holding Company's website at investors.uhaul.com/governance.aspx. We intend to satisfy the disclosure requirements of Current Report on Form 8-K regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on the Company's website, at the web address and location specified above, unless otherwise required to file a Current Report on Form 8-K by New York Stock Exchange rules and regulations.

Item 11. Executive Compensation

The information required to be disclosed under this Item 11 is incorporated herein by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be disclosed under this Item 12 is incorporated herein by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be disclosed under this Item 13 is incorporated herein by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required to be disclosed under this Item 14 is incorporated herein by reference to the Proxy Statement.

Item 15.   Exhibits; Financial Statement Schedules

The following documents are filed as part of this Annual Report:

		Page
1	**Consolidated Financial Statements:**	
	Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP; Tempe, Arizona; PCAOB ID#34)	F-1
	Consolidated Balance Sheets - March 31, 2026 and 2025	F-3
	Consolidated Statements of Operations - Years Ended March 31, 2026, 2025, and 2024	F-4
	Consolidated Statements of Comprehensive Income (Loss) - Years Ended March 31, 2026, 2025, and 2024	F-5
	Consolidated Statements of Changes in Stockholders' Equity - Years Ended March 31, 2026, 2025, and 2024	F-6
	Consolidated Statements of Cash Flows - Years Ended March 31, 2026, 2025, and 2024	F-7
	Notes to Consolidated Financial Statements	F-8
2	**Financial Statement Schedules required to be filed by Item 8:**	
	Schedule II - U-Haul Holding Company and Consolidated Subsidiaries Valuation and Qualifying Accounts	F-59
	Schedule V - U-Haul Holding Company and Consolidated Subsidiaries Supplemental Information (For Property-Casualty Insurance Operations)	F-60

All other schedules are omitted because they are not required, inapplicable, or the information is otherwise shown in the consolidated financial statements or notes thereto.

Exhibits:

Exhibit Number	**Description**	**Page or Method of Filing**
3.1	Amended and Restated Articles of Incorporation of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on June 9, 2016, file no. 1-11255
3.2	U-Haul Holding Company Certificate of Designation of Series N Non-Voting Common Stock	Incorporated by reference to the Company's Registration Statement on Form 8-A filed on October 24, 2022, file no. 1-11255
3.3	Restated Bylaws of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on December 19, 2022, file no. 1-11255
3.4	Articles of Conversion/Exchange/Merger	Incorporated by reference to the Company's Current Report on Form 8-K filed on December 19, 2022, file no. 1-11255
4.1	U-Haul Investors Club Base Indenture, dated February 14, 2011 by and between U-Haul Holding Company and U. S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on February 22, 2011, file no. 1-11255
4.2	Tenth Supplemental Indenture, dated June 7, 2011 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on June 23, 2011, file no. 1-11255
4.3	Twelfth Supplemental Indenture dated June 14, 2011 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on June 23, 2011, file no. 1-11255
4.4	Eighteenth Supplemental Indenture dated January 7, 2012 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on March 26, 2012, file no. 1-11255

4.5	Twentieth Supplemental Indenture dated September 4, 2012 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 4, 2012, file no. 1-11255
4.6	Twenty-first Supplemental Indenture dated January 15, 2013 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on January 15, 2013, file no. 1-11255
4.7	Twenty-third Supplemental Indenture, dated November 26, 2013 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on November 26, 2013, file no. 1-11255
4.8	Twenty-fourth Supplemental Indenture, dated April 22, 2014 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on April 22, 2014, file no. 1-11255
4.9	Twenty-seventh Supplemental Indenture, dated December 15, 2015 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 15, 2015, file no. 1-11255
4.10	Twenty-eighth Supplemental Indenture, dated September 13, 2016 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 13, 2016, file no. 1-11255
4.11	Thirty-first Supplemental Indenture, dated October 24, 2017 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 25, 2017, file no. 1-11255
4.12	Amended and Restated Twenty-fifth Supplemental Indenture, dated August 28, 2018 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on August 28, 2018, file no. 1-11255
4.13	Thirty-fifth Supplemental Indenture, dated March 7, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on March 7, 2019, file no. 1-11255
4.14	Amended and Restated Thirty-fourth Supplemental Indenture, dated May 3, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 3, 2019, file no. 1-11255
4.15	Thirty-sixth Supplemental Indenture, dated May 3, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 3, 2019, file no. 1-11255
4.16	Thirty-eighth Supplemental Indenture, dated February 18, 2020 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on February 18, 2020, file no. 1-11255
4.17	Thirty-ninth, Supplemental Indenture, dated October 20, 2020 by and between U-Haul Holding Company and U.S Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 20, 2020, file no. 1-11255
4.18	Forty-first Supplemental Indenture, dated April 13, 2021 by and between U-Haul Holding Company and U.S Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on April 13, 2021, file no. 1-11255
4.19	Forty-fourth Supplemental Indenture, dated May 10, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 10, 2022 file no. 1-11255
4.20	Forty-fifth Supplemental Indenture, dated July 19, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on July 19, 2022, file no. 1-11255

4.21	Forty-sixth Supplemental Indenture, dated September 27, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 27, 2022, file no. 1-11255
4.22	Series UIC-9K, 10K, 11K, 12K, 13K, 14K and 15K Amendment to the Amendment to the Amended and Restated Forty-second Supplement Indenture and Pledge and Security Agreement dated September 27, 2022 by and between U-Haul Holding Company and U.S. Bank Trust Company, National Association as successor in interest to U. S Bank National Association, as trustee	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 27, 2022 file no. 1-11255.
4.23	Forty-seventh Supplemental Indenture, dated December 20, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 20, 2022, file no. 1-11255
4.24	Forty-eighth Supplemental Indenture, dated February 21, 2023, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on February 21, 2023, file no. 1-11255
4.25	Forty-ninth Supplement Indenture, dated April 23, 2024, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on April 23, 2024, file no. 1-11255
4.26	Description of Registered Securities	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K filed on June 1, 2023, file no. 1-11255
10.1	Management Agreement between Four SAC Self-Storage Corporation and subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 1997, file no. 1-11255
10.2	Management Agreement between Five SAC Self-Storage Corporation and subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 1999, file no. 1-11255
10.3	Property Management Agreement	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2004, file no. 1-11255
10.4	Amended and Restated Property Management Agreement among Eight SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.5	Amended and Restated Property Management Agreement among Nine SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.6	Amended and Restated Property Management Agreement among Ten SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.7	Amended and Restated Property Management Agreement among Eleven SAC Self-Storage Corporation and Eleven	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for

	SAC Self-Storage Odenton, Inc. and subsidiaries of U-Haul International, Inc.	the quarter ended September 30, 2007, file no. 1-11255
10.8	Amended and Restated Property Management Agreement among Twelve SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.9	Amended and Restated Property Management Agreement among Thirteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.10	Amended and Restated Property Management Agreement among Fourteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.11	Amended and Restated Property Management Agreement among Fifteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.12	Amended and Restated Property Management Agreement among Sixteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.13	Amended and Restated Property Management Agreement among Seventeen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.14	Amended and Restated Property Management Agreement among Eighteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.15	Amended and Restated Property Management Agreement among Twenty SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.16	Amended and Restated Property Management Agreement among Twenty-One SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.17	Amended and Restated Property Management Agreement among Twenty-Two SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.18	Amended and Restated Property Management Agreement among Twenty-Three SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.19	Amended and Restated Property Management Agreement among Twenty-Four SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255

10.20	Amended and Restated Property Management Agreement among Twenty-Five SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.21	Amended and Restated Property Management Agreement among Twenty-Six SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.22	Amended and Restated Property Management Agreement among Twenty-Seven SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.23	Amended and Restated Property Management Agreement among Three-A SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.24	Amended and Restated Property Management Agreement among Three-B SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.25	Amended and Restated Property Management Agreement among Three-C SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.26	Amended and Restated Property Management Agreement among Three-D SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.27	Amended and Restated Property Management Agreement among Galaxy Storage One, LP and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.28	U-Haul Dealership Contract Addendum	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.29	Loan Agreement, dated as of August 12, 2015 among U-Haul Co of Florida 8, LLC, U-Haul Co. of Florida 9, LLC, U-Haul Co. of Florida 10, UHIL 8, LLC, UHIL 9, LLC, UHIL 10, LLC, UHIL 13, LLC, AREC 8, LLC, AREC 9, LLC, AREC 10, LLC and AREC 13, LLC, each a Delaware limited liability company, collectively as Borrower, and Morgan Stanley Bank, N.A. and JP Morgan Chase Bank, National Association, collectively as Lender	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on August 14, 2015, file no. 1-11255
10.30	Property Management Agreement dated December 11, 2014 between Three SAC Self-Storage Corporation and U-Haul Co. (Canada), Ltd	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.31	Property Management Agreement dated December 16, 2014 among Galaxy Storage Two, L.P. and certain subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255

10.32	Property Management Agreement dated June 25, 2015 among 2015 SAC Self-Storage, LLC and certain subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.33	Property Management Agreement dated March 21, 2016 among Five SAC RW, LLC and certain subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.34	Property Management Agreement among Six-SAC Self-Storage Corporation and certain subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on June 27, 2016, file no. 1-11255
10.35	2016 Stock Option Plan (Shelf Stock Option Plan)*	Incorporated by reference to Exhibit C to Definitive Proxy for the Special Meeting of Stockholders filed on April 20, 2016
10.36	Credit Agreement, dated as of September 1, 2017 by and among U-Haul Holding Company, as the Borrower, Bank of America, N.A., as Agent for all Lenders, and the financial institutions party thereto from to time as, Lenders.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 7, 2017, file no. 1-11255
10.37	Template Dealership Contract	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.38	Amended and Restated U-Haul Holding Company Employee Savings and Profit and Sharing Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.39	Amendment to the Amended and Restated U-Haul Holding Company Employee Savings and Profit and Sharing Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.40	Amended and Restated U-Haul Holding Company Employee Stock Ownership Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.41	Amendment to the Amended and Restated U-Haul Holding Company Employee Stock Ownership Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.42	Note Purchase Agreement, dated September 29, 2021, among U-Haul Holding Company and the purchasers named therein.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.43	Form of U-Haul Holding Company 2.43% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.44	Form of U-Haul Holding Company 2.51% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255

10.45	Form of U-Haul Holding Company 2.63% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.46	Form of U-Haul Holding Company 2.78% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.47	Note Purchase Agreement, dated December 2, 2021, among U-Haul Holding Company and the purchasers named therein.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.48	Form of U-Haul Holding Company 2.55% Senior Note, Series A due January 27, 2030	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.49	Form of U-Haul Holding Company 2.60% Senior Note, Series B due January 27, 2031	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.50	Form of U-Haul Holding Company 2.68% Senior Note, Series C due January 27, 2032	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.51	Form of U-Haul Holding Company 2.73% Senior Note, Series D due January 27, 2033	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.52	Form of U-Haul Holding Company 2.88% Senior Note, Series E due January 27, 2035	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.53	Property Management Agreement among Mercury Storage 1-A, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.54	Property Management Agreement among Mercury Storage 1-B, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.55	Property Management Agreement among Mercury Storage 1-C, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.56	Property Management Agreement among Mercury Storage 2, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.57	Property Management Agreement among Mercury Storage 3, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.58	Property Management Agreement among Mercury Storage 4, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255

10.59	Property Management Agreement among Mercury Storage 5, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.60	Property Management Agreement among Mercury Storage 6, LLC and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255
10.61	Note Purchase Agreement, dated August 21, 2024, among U-Haul Holding Company and the purchasers named therein	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on August 22, 2024, file no. 1-11255
10.62	Form of U-Haul Holding Company 5.86% Senior Note, Series A due August 21, 2032 (included as part of exhibit 10.1)	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on August 22, 2024, file no. 1-11255
10.63	Form of U-Haul Holding Company 5.91% Senior Note, Series B due August 21, 2033 (included as part of exhibit 10.1)	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on August 22, 2024, file no. 1-11255
10.64	Form of U-Haul Holding Company 5.95% Senior Note, Series C due August 21, 2034 (included as part of exhibit 10.1)	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on August 22, 2024, file no. 1-11255
10.65	Form of U-Haul Holding Company 6.00% Senior Note, Series D due August 21, 2035 (included as part of exhibit 10.1)	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on August 22, 2024, file no. 1-11255
14	Code of Ethics	Filed herewith
19	Insider Trading Policies and Procedures	Included in Exhibit 14
21	Subsidiaries of U-Haul Holding Company	Filed herewith
23.1	Consent of Deloitte & Touche LLP	Filed herewith
24	Power of Attorney	Refer to signature page
31.1	Rule 13a-14(a)/15d-14(a) Certificate of Edward J. Shoen, President and Chairman of the Board of U-Haul Holding Company	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certificate of Jason A. Berg, Chief Financial Officer of U-Haul Holding Company	Filed herewith
32.1	Certificate of Edward J. Shoen, President and Chairman of the Board of U-Haul Holding Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certificate of Jason A. Berg, Chief Financial Officer of U-Haul Holding Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
97	Policy for the Recovery of Erroneously Awarded Compensation	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2024, file no. 1-11255

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file as its XBRL tags are embedded within the Inline XBRL Document.	Furnished herewith
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents	Furnished herewith
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)	

* Indicates management plan or compensatory arrangement.

Item 16. Form 10-K Summary

None.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of U-Haul Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U-Haul Holding Company and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Policy Benefits and Losses, Claims and Loss Expenses Payable — self-insurance liabilities - public liability and third-party property damage claims - refer to note 3 to the financial statements

Critical Audit Matter Description

The Company is self-insured for public liability and property damage claims related to their rental equipment. These self-insurance liabilities represent an estimate for both reported claims not yet paid and claims incurred but not yet reported.

Given the subjectivity of estimating the related self-insurance liabilities for reported claims not yet paid and claims incurred but not yet reported based on historical loss experience and future projections of losses, performing audit procedures to evaluate whether these self-insurance liabilities were appropriately recorded as of March 31, 2026 required a significant degree of auditor judgment and the assistance of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to self-insurance liabilities for public liability and property damage claims included the following, among others:

- We tested the effectiveness of controls over self-insurance liabilities for public liability and third-party property damage claims, including those related to the determination and estimation of claims incurred but not reported as well as reported claims not yet paid.

- We evaluated the methods and assumptions used by management to estimate the self-insurance liabilities for public liability and property damage claims by:

  - Reading the Company's insurance policies and comparing the coverage and terms to the assumptions used by management.

  - Testing the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were accurate and complete.

  - Comparing management's prior-year assumptions of expected development and ultimate loss to actuals incurred during the current year to identify potential bias in the determination of the self-insurance liabilities for public liability and property damage claims.

- With the assistance of our actuarial specialists, we developed estimates of the self-insurance liabilities for public liability and third-party property damage claims and compared our estimates to management's estimates.

/s/ Deloitte & Touche LLP

Tempe, Arizona
May 27, 2026

We have served as the Company's auditor since 2023.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		March 31,		
		2026		**2025**
		(In thousands, except share data)		
ASSETS				
Cash and cash equivalents	$	1,120,147	$	988,828
Trade receivables and reinsurance recoverables, net		159,768		230,716
Inventories and parts		178,155		163,132
Prepaid expenses		191,671		282,406
Fixed maturity securities available-for-sale (net of allowance for credit loss of $3,960 and $3,104, respectively) at fair value and amortized cost ($2,558,342 and $2,708,562, respectively)		2,417,912		2,479,498
Equity securities, at fair value		14,976		65,549
Investments, other		706,314		678,254
Deferred policy acquisition costs, net		112,852		121,729
Other assets		127,202		126,732
Right of use assets - financing, net		—		138,698
Right of use assets - operating, net		40,188		46,025
Related party assets		53,159		45,003
Property, plant and equipment, at cost:				
Land		1,865,369		1,812,820
Buildings and improvements		10,542,945		9,628,271
Furniture and equipment		1,074,032		1,047,414
Rental trailers and other rental equipment		1,206,253		1,046,135
Rental trucks		8,554,508		7,470,039
		23,243,107		21,004,679
Less: Accumulated depreciation		(6,862,662)		(5,892,079)
Total property, plant and equipment, net		16,380,445		15,112,600
Total assets	$	21,502,789	$	20,479,170
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accounts payable and accrued expenses	$	850,294	$	820,900
Notes, loans and finance leases payable, net		8,083,374		7,193,857
Operating lease liabilities		40,957		46,973
Policy benefits and losses, claims and loss expenses payable		939,874		857,521
Liabilities from investment contracts		2,357,545		2,511,422
Other policyholders' funds and liabilities		2,899		7,539
Deferred income		56,614		52,895
Deferred income taxes, net		1,559,581		1,489,920
Total liabilities		13,891,138		12,981,027
Commitments and contingencies (notes 10 and 19)				
Stockholders' equity:				
Series preferred stock, with or without par value, 50,000,000 shares authorized: none issued and outstanding		—		—
Common stock, with $0.25 par value, 250,000,000 shares authorized: Common stock of $0.25 par value, 250,000,000 shares authorized; 41,985,700 issued and 19,607,788 outstanding		10,497		10,497
Serial common stock, with or without par value, 250,000,000 shares authorized: Series N Non-Voting Common Stock with $0.001 par value, 250,000,000 shares authorized Series N Non-Voting Common Stock, with $0.001 par value, 250,000,000 shares authorized; 176,470,092 shares issued and outstanding		176		176
Additional paid-in capital		462,548		462,548
Accumulated other comprehensive loss		(163,640)		(229,314)
Retained earnings		7,979,720		7,931,886
Cost of common stock in treasury, net (22,377,912 shares)		(525,653)		(525,653)
Cost of preferred stock in treasury, net (6,100,000 shares)		(151,997)		(151,997)
Total stockholders' equity		7,611,651		7,498,143
Total liabilities and stockholders' equity	$	21,502,789	$	20,479,170

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | | Years Ended March 31, | |
	2026	2025	2024
	(In thousands, except share and per share data)		
Revenues:			
Self-moving equipment rental revenues	$ 3,811,921	$ 3,725,524	$ 3,624,695
Self-storage revenues	972,427	897,913	831,069
Self-moving and self-storage products and service sales	329,614	327,490	335,805
Property management fees	36,875	36,811	37,004
Life insurance premiums	80,977	83,707	89,745
Property and casualty insurance premiums	105,119	98,900	94,802
Net investment and interest income	163,104	151,974	146,468
Other revenue	537,782	506,346	466,086
Total revenues	6,037,819	5,828,665	5,625,674
Costs and expenses:			
Operating expenses	3,415,362	3,275,471	3,126,471
Commission expenses	416,231	407,368	384,079
Cost of product sales	246,860	234,145	241,563
Benefits and losses	192,197	182,749	167,035
Amortization of deferred policy acquisition costs	19,652	18,333	24,238
Lease expense	19,264	20,503	32,654
Depreciation, net of (gains) losses on disposals of ($103,888, ($13,749) and ($153,958) respectively)	1,287,021	958,184	663,931
Net (gains) losses on disposal of real estate	8,611	15,758	7,914
Total costs and expenses	5,605,198	5,112,511	4,647,885
Earnings from operations	432,621	716,154	977,789
Other components of net periodic benefit costs	(1,383)	(1,488)	(1,458)
Other interest income	47,261	59,057	120,021
Interest expense	(364,757)	(295,716)	(256,175)
Fees on early extinguishment of debt and costs of defeasance	(1,108)	(495)	—
Pretax earnings	112,634	477,512	840,177
Income tax expense	(29,506)	(110,422)	(211,470)
Net earnings available to common stockholders	$ 83,128	$ 367,090	$ 628,707
Basic and diluted earnings per share of Common Stock	$ 0.24	$ 1.69	$ 3.04
Weighted average shares outstanding of Common Stock: Basic and diluted	19,607,788	19,607,788	19,607,788
Basic and diluted earnings per share of Series N Non-Voting Common Stock	$ 0.44	$ 1.89	$ 3.22
Weighted average shares outstanding of Series N Non-Voting Common Stock: Basic and diluted	176,470,092	176,470,092	176,470,092

Related party revenues for fiscal 2026, 2025 and 2024, net of eliminations, were $36.9 million, $36.8 million and $37.0 million, respectively.

Related party costs and expenses for fiscal 2026, 2025, and 2024, net of eliminations, were $114.1 million, $113.4 million and $90.1 million, respectively.

Please see Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements for more information on the related party revenues and costs and expenses.

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Fiscal Year Ended March 31, 2026	Pre-tax	Tax	Net
	(In thousands)		
Comprehensive income:			
Net earnings (losses)	$ 112,634	$ (29,506)	$ 83,128
Other comprehensive income (loss):			
Foreign currency translation	948	—	948
Unrealized net gains (losses) on investments and future policy benefits discount rate remeasurement gains (losses)	82,859	(17,482)	65,377
Change in fair value of cash flow hedges	(4,456)	1,110	(3,346)
Amounts reclassified into earnings on hedging activities	3,484	(871)	2,613
Change in postretirement benefit obligations	109	(27)	82
Total other comprehensive income (loss)	82,944	(17,270)	65,674
Total comprehensive income (loss)	$ 195,578	$ (46,776)	$ 148,802

Fiscal Year Ended March 31, 2025	Pre-tax	Tax	Net
	(In thousands)		
Comprehensive income:			
Net earnings (losses)	$ 477,512	$ (110,422)	$ 367,090
Other comprehensive income (loss):			
Foreign currency translation	(3,833)	—	(3,833)
Unrealized net gains (losses) on investments and future policy benefits discount rate remeasurement gains (losses)	3,709	(1,146)	2,563
Change in fair value of cash flow hedges	4,990	(1,285)	3,705
Amounts reclassified into earnings on hedging activities	(13,455)	3,364	(10,091)
Change in postretirement benefit obligations	2,065	(507)	1,558
Total other comprehensive income (loss)	(6,524)	426	(6,098)
Total comprehensive income (loss)	$ 470,988	$ (109,996)	$ 360,992

Fiscal Year Ended March 31, 2024	Pre-tax	Tax	Net
	(In thousands)		
Comprehensive income:			
Net earnings (losses)	$ 840,177	$ (211,470)	$ 628,707
Other comprehensive income (loss):			
Foreign currency translation	2,832	—	2,832
Unrealized net gains (losses) on investments and future policy benefits discount rate remeasurement gains (losses)	70,703	(14,846)	55,857
Change in fair value of cash flow hedges	8,497	(2,087)	6,410
Amounts reclassified into earnings on hedging activities	(5,417)	1,330	(4,087)
Change in postretirement benefit obligations	1,849	(454)	1,395
Total other comprehensive income (loss)	78,464	(16,057)	62,407
Total comprehensive income (loss)	$ 918,641	$ (227,527)	$ 691,114

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Description	Common Stock	Series N Non-Voting Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Less: Treasury Common Stock	Less: Treasury Preferred Stock	Total Stockholders' Equity
				(In thousands)				
Balance as of March 31, 2023	$ 10,497	$ 176	$ 453,643	$ (285,623)	$ 7,003,148	$ (525,653)	$ (151,997)	$ 6,504,191
Contribution from related party	—	—	8,905	—	—	—	—	8,905
Foreign currency translation	—	—	—	2,832	—	—	—	2,832
Unrealized net gains (losses) on investments and future policy benefits								
discount rate remeasurement gains (losses), net of tax	—	—	—	55,857	—	—	—	55,857
Change in fair value of cash flow hedges, net of tax	—	—	—	6,410	—	—	—	6,410
Amounts reclassified into earnings on hedging activities	—	—	—	(4,087)	—	—	—	(4,087)
Change in postretirement benefit obligations, net of taxes	—	—	—	1,395	—	—	—	1,395
Net earnings	—	—	—	—	628,707	—	—	628,707
Series N Non-Voting Common stock dividends: ($0.18 per share for fiscal 2024)	—	—	—	—	(31,765)	—	—	(31,765)
Net activity	—	—	8,905	62,407	596,942	—	—	668,254
Balance as of March 31, 2024	$ 10,497	$ 176	$ 462,548	$ (223,216)	$ 7,600,090	$ (525,653)	$ (151,997)	$ 7,172,445
Foreign currency translation	—	—	—	(3,833)	—	—	—	(3,833)
Unrealized net gains (losses) on investments and future policy benefits								
discount rate remeasurement gains (losses), net of tax	—	—	—	2,563	—	—	—	2,563
Change in fair value of cash flow hedges, net of tax	—	—	—	3,705	—	—	—	3,705
Amounts reclassified into earnings on hedging activities	—	—	—	(10,091)	—	—	—	(10,091)
Change in postretirement benefit obligations, net of taxes	—	—	—	1,558	—	—	—	1,558
Net earnings	—	—	—	—	367,090	—	—	367,090
Series N Non-Voting Common stock dividends: ($0.20 per share for fiscal 2025)	—	—	—	—	(35,294)	—	—	(35,294)
Net activity	—	—	—	(6,098)	331,796	—	—	325,698
Balance as of March 31, 2025	$ 10,497	$ 176	$ 462,548	$ (229,314)	$ 7,931,886	$ (525,653)	$ (151,997)	$ 7,498,143
Foreign currency translation	—	—	—	948	—	—	—	948
Unrealized net gains (losses) on investments and future policy benefits								
discount rate remeasurement gains (losses), net of tax	—	—	—	65,377	—	—	—	65,377
Change in fair value of cash flow hedges, net of tax	—	—	—	(3,346)	—	—	—	(3,346)
Amounts reclassified into earnings on hedging activities	—	—	—	2,613	—	—	—	2,613
Change in postretirement benefit obligations, net of taxes	—	—	—	82	—	—	—	82
Net earnings	—	—	—	—	83,128	—	—	83,128
Series N Non-Voting Common stock dividends: ($0.20 per share for fiscal 2026)	—	—	—	—	(35,294)	—	—	(35,294)
Net activity	—	—	—	65,674	47,834	—	—	113,508
Balance as of March 31, 2026	$ 10,497	$ 176	$ 462,548	$ (163,640)	$ 7,979,720	$ (525,653)	$ (151,997)	$ 7,611,651

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended March 31,				
		2026		2025		2024
		(In thousands)				
Cash flows from operating activities:						
Net earnings	$	83,128	$	367,090	$	628,707
Adjustments to reconcile net earnings to cash provided by operations:						
Depreciation		1,183,133		971,933		817,889
Amortization of premiums and accretion of discounts related to investments, net		17,843		14,391		16,849
Amortization of debt issuance costs		7,275		5,703		6,712
Interest credited to policyholders		96,532		84,920		71,433
Provision for allowance for losses on trade receivables, net		(1,631)		(1,101)		2,447
Operating lease right-of-use asset amortization		8,847		10,558		23,926
Net (gains) losses on disposals of equipment		103,888		(13,749)		(153,958)
Net (gains) losses on disposal of real estate		8,611		15,758		7,914
Net (gains) losses on sales of fixed maturity securities		2,474		2,180		(157)
Net (gains) losses on equity securities and investments, other		(7,021)		(5,787)		(5,741)
Deferred income taxes, net		52,045		41,907		98,379
Net change in other operating assets and liabilities:						
Trade receivables and reinsurance recoverables		72,591		(14,168)		(29,011)
Inventories and parts		(15,019)		(12,259)		518
Prepaid expenses		91,228		(37,038)		(4,451)
Deferred policy acquisition costs, net		8,877		(505)		7,239
Other assets		(731)		(20,144)		9,889
Related party assets		(6,625)		12,657		(9,614)
Accounts payable and accrued expenses and operating lease liabilities		19,200		14,400		(10,697)
Policy benefits and losses, claims and loss expenses payable		72,536		21,754		(39,204)
Other policyholders' funds and liabilities		(4,639)		(4,119)		9,922
Deferred income		3,639		1,858		(2,085)
Other liabilities		(1,597)		(1,810)		5,850
Net cash provided by (used in) operating activities		1,794,584		1,454,429		1,452,756
Cash flows from investing activities:						
Escrow deposits activity		449		3,978		2,983
Purchase of:						
Property, plant and equipment		(3,154,325)		(3,452,481)		(2,992,898)
Fixed maturity securities available-for-sale		(315,098)		(501,640)		(344,166)
Equity securities		(3,531)		(1,819)		(530)
Investments, other		(157,670)		(173,522)		(174,967)
Proceeds from sales of:						
Property, plant and equipment		710,286		662,358		739,178
Fixed maturity securities available-for-sale		445,920		439,430		672,121
Equity securities		57,919		11,147		1,417
Investments, other		153,161		121,628		50,489
Net cash (used in) provided by investing activities		(2,262,889)		(2,890,921)		(2,046,373)
Cash flows from financing activities:						
Borrowings from credit facilities	$	2,023,578	$	1,855,399	$	1,186,363
Principal repayments on credit facilities		(1,085,894)		(852,395)		(919,771)
Payment of debt issuance costs		(13,358)		(8,531)		(4,082)
Finance lease payments		(44,338)		(73,303)		(105,564)
Securitization deposits		345		499		319
Series N Non-Voting Common Stock dividends paid		(35,294)		(35,294)		(31,765)
Investment contract deposits		279,834		496,603		360,124
Investment contract withdrawals		(530,243)		(487,866)		(419,091)
Net cash provided by (used in) financing activities		594,630		895,112		66,533
Effects of exchange rate on cash		4,994		(4,336)		1,104
Increase (decrease) in cash and cash equivalents		131,319		(545,716)		(525,980)
Cash and cash equivalents at the beginning of period		988,828		1,534,544		2,060,524
Cash and cash equivalents at the end of period	$	1,120,147	$	988,828	$	1,534,544
Supplemental disclosure of cash flow information:						
Cash paid (received) for:						
Interest	$	361,194	$	301,693	$	268,765
Interest on derivatives		(2,265)		(4,878)		(5,213)
Income taxes, net		(116,759)		95,391		68,623
Non-cash activities:						
Right-of-use assets in exchange for lease liabilities		3,078		3,224		25,024
Purchase of property, plant and equipment included in accounts payable		64,090		76,183		75,579

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

U-Haul Holding Company, a Nevada corporation, ("U-Haul Holding Company" or the "Company"), has a fiscal year that ends on the 31st of March for each year that is referenced. Our insurance company subsidiaries have fiscal years that end on the 31st of December for each year that is referenced, which have been consolidated on that basis. Our insurance companies' financial reporting processes conform to calendar year reporting as required by state insurance departments. We believe that consolidating their calendar year into our fiscal year consolidated financial statements does not materially affect the financial position or results of operations. We disclose material events, if any, occurring during the intervening period. Consequently, all references to our insurance subsidiaries' years 2025, 2024 and 2023 correspond to fiscal 2026, 2025 and 2024 for U-Haul Holding Company.

Accounts denominated in non-U.S. currencies have been translated into U.S. dollars. We adopted ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosure*, see Note 3, Accounting Policies – Adoption of New Accounting Pronouncements, of the Notes to Consolidated Financial Statements.

Note 2. Principles of Consolidation

We apply Accounting Standards Codification ("ASC") 810 - *Consolidation* ("ASC 810") in our principles of consolidation. ASC 810 addresses arrangements where a company does not hold a majority of the voting or similar interests of a variable interest entity ("VIE"). A company is required to consolidate a VIE if it has determined it is the primary beneficiary, which is the entity with the power to direct activities that most significantly affect the economic performance of the VIE and has the obligation to absorb the majority of the losses or benefits. ASC 810 also addresses the policy when a company owns a majority of the voting or similar rights and exercises effective control.

A VIE is not self-supportive due to having one or both of the following conditions: (i) it has an insufficient amount of equity for it to finance its activities without receiving additional subordinated financial support or (ii) its owners do not hold the typical risks and rights of equity owners. This determination is made upon the creation of a variable interest and is re-assessed on an on-going basis should certain changes in the operations of a VIE, or its relationship with the primary beneficiary trigger a reconsideration event. After a reconsideration event occurs the most recent facts and circumstances are utilized in determining whether or not a company is a VIE, which other company(ies) have a variable interest in the entity, and whether or not the company's interest is such that it is the primary beneficiary.

We will continue to monitor our relationships with the other entities, which could change based on facts and circumstances of any reconsideration events. Please see Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, which are consolidated under the voting interest model. Intercompany accounts and transactions have been eliminated.

Description of Legal Entities

U-Haul Holding Company is the holding company for:

U-Haul International, Inc. ("U-Haul");

Amerco Real Estate Company ("Real Estate");

Repwest Insurance Company ("Repwest"); and

Oxford Life Insurance Company ("Oxford").

Unless the context otherwise requires, the terms "Company," "we," "us" or "our" refer to U-Haul Holding Company and all of its legal subsidiaries.

Description of Operating and Reportable Segments

U-Haul Holding Company has three operating and reportable segments. They are Moving and Storage, Property and Casualty Insurance and Life Insurance.

Moving and Storage operations consist of the rental of trucks and trailers, sales of moving supplies, sales of towing accessories, sales of propane, and the rental of fixed and portable moving and storage units to the "do-it-yourself" mover and management of self-storage properties owned by others. Operations are conducted under the registered trade name U-Haul throughout the United States and Canada.

Property and Casualty Insurance provides loss adjusting and claims handling for U-Haul through regional offices in the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove, Safetow, Safemove Plus, Safestor and Safehaul protection packages to U-Haul customers. The business plan for Property and Casualty Insurance includes offering property and casualty products in other U-Haul related programs. ARCOA is a group captive insurer owned by us and our wholly owned subsidiaries whose purpose is to provide insurance products related to our moving and storage business.

Life Insurance provides life and health insurance products, primarily to the senior market, through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

Note 3. Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with the generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting policies that we deem most critical to us and that require management's most difficult and subjective judgments include the principles of consolidation, the recoverability of property, plant and equipment, the adequacy of insurance reserves, the recognition and measurement of impairments for investments accounted for under ASC 320 - *Investments - Debt and Equity Securities* and the recognition and measurement of income tax assets and liabilities. The actual results experienced by us may materially differ from management's estimates.

Cash and Cash Equivalents

We consider cash equivalents to be highly liquid debt securities with insignificant interest rate risk with original maturities from the date of purchase of three months or less.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits. Accounts at each United States financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at each Canadian financial institution are insured by the Canada Deposit Insurance Corporation up to $100,000 CAD per account. As of March 31, 2026 and March 31, 2025, we held cash equivalents in excess of these insured limits. To mitigate this risk, we select financial institutions based on their credit ratings and financial strength.

Investments

Fixed Maturities and Marketable Equities. Fixed maturity investments consist of either marketable debt, equity or redeemable preferred stocks. As of the balance sheet dates, all of our investments in these securities were classified as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains or losses recorded net of taxes and applicable adjustments to accumulated other comprehensive income (loss) in stockholders' equity. For available-for-sale debt securities in an unrealized loss position, we first assess whether the security is below investment grade. For securities that are below investment grade, we evaluate whether the decline in fair value has resulted from credit losses or other factors such as the interest rate environment. Declines in value due to credit are recognized as an allowance. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse market conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, cumulative default rates based on ratings are used to determine the potential cost of default, by year. The present value of these potential costs is then compared to the amortized cost of the security to determine the credit loss, limited by the amount that the fair value is less than the amortized cost basis.

Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through accumulated other comprehensive income, net of applicable taxes. If we intend to sell a security, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the security is written down to its fair value and the write down is charged against the allowance for credit losses, with any incremental impairment reported in earnings. Reversals of the allowance for credit losses are permitted and should not exceed the allowance amount initially recognized. Changes in the market value of common stocks are recognized in earnings. Fair value for these investments is based on quoted market prices, dealer quotes or discounted cash flows. The cost of investments sold is based on the specific identification method. See Note 24, Allowance for Credit Losses, of the Notes to Consolidated Financial Statements.

Mortgage Loans and Notes on Real Estate. Mortgage loans and notes on real estate are reported at their unpaid balance, net of any allowance for expected losses and any unamortized premium or discount. See Note 24, Allowance for Credit Losses, of the Notes to Consolidated Financial Statements.

Recognition of Investment Income. Interest income from fixed maturities and mortgage notes is recognized when earned. Dividends on common and preferred stocks are recognized on the ex-dividend dates. Realized gains and losses on the sale or exchange of investments are recognized at the trade date.

Accrued Interest Receivable

Accrued interest receivables on available-for-sale securities totaled $28.3 million and $29.4 million as of March 31, 2026 and 2025, respectively and are excluded from the estimate of credit losses.

We have elected not to measure an allowance on accrued interest receivables as our practice is to write off the uncollectible balance that are 90 days or more past due. Furthermore, we have elected to write off accrued interest receivables by reversing interest income.

Derivative Financial Instruments

Our objective for holding derivative financial instruments is to manage interest rate risk exposure primarily through entering interest rate swap agreements and call options. We do not enter into these instruments for trading purposes. Counterparties to the interest rate swap agreements are major financial institutions. We have elected to apply hedge accounting to our derivatives. Derivatives that are designated in hedging relationships are evaluated for effectiveness using regression analysis at the time they are designated and throughout the hedge period. Derivatives are recognized at fair value on the balance sheet and are classified as prepaid expenses (asset) or accrued expenses (liability) for the Moving and Storage segment and in investment, other for the Life segment. Derivatives that are not designated as cash flow hedges for accounting purposes must be adjusted to fair value through income. If the derivative qualifies and is designated as a cash flow hedge, changes in its fair value will be recorded in accumulated other comprehensive income (loss) ("AOCI"), upon the maturity of the hedge relationship, amounts remaining in AOCI are released to earnings. When the cash flow hedge is de-designated, or when the derivative is terminated before maturity, the fair value adjustment to the hedged debt continues to be reported as part of the carrying value of the debt and is recognized in interest expense over the remaining life. See Note 12, Derivatives, of the Notes to Consolidated Financial Statements.

Inventories and parts

Inventories and parts were as follows:

		March 31,	
		2026	**2025**
		(In thousands)	
Truck and trailer parts and accessories (a)	$	167,253 $	149,268
Hitches and towing components (b)		44,687	43,330
Moving supplies and propane (b)		22,104	19,349
Subtotal		234,044	211,947
Less: LIFO reserves		(55,091)	(47,929)
Less: excess and obsolete reserves		(798)	(886)
Total	$	178,155 $	163,132

(a) Primarily held for internal usage, including equipment manufacturing and repair
(b) Primarily held for retail sales

Inventories consist primarily of truck and trailer parts and accessories used to manufacture and repair rental equipment as well as products and accessories available for retail sale. Inventory is held at our owned locations; our independent dealers do not hold any of our inventory. Inventories are stated at the lower of cost or net realizable value.

Inventory cost is primarily determined using the last-in first-out method ("LIFO"). Inventories valued using LIFO consisted of approximately 95% of the total inventories for both March 31, 2026 and 2025. Had we utilized the first-in first-out method, stated inventory balances would have been $55.1 million and $47.9 million higher as of March 31, 2026 and 2025, respectively. In fiscal 2026, 2025 and 2024, the negative effect on income due to liquidation of a portion of the LIFO inventory was $0.3 million, $0.3 million and $0.6 million, respectively.

Property, Plant and Equipment

Our property, plant and equipment is stated at cost. Interest expense, if any, incurred during the initial construction of buildings is considered part of cost. Depreciation is computed for financial reporting purposes using the straight line or an accelerated method based on a declining balance formula over the following estimated useful lives: rental equipment 2-20 years, buildings and improvements 10-55 years and non-rental equipment 3-10 years. Routine maintenance costs are charged to operating expense as they are incurred. (Gains) and losses on dispositions of property, plant and equipment, other than real estate, are netted against depreciation expense when realized. The net amount of (gains) losses, netted against depreciation expense, were $103.9 million, ($13.7) million and ($154.0) million during fiscal 2026, 2025 and 2024, respectively. Equipment depreciation is recognized in amounts expected to result in the recovery of estimated residual values upon disposal, i.e., minimize gains or losses. In determining the depreciation rate, historical disposal experience, holding periods and trends in the market for vehicles are reviewed.

We regularly perform reviews to determine whether facts and circumstances exist which indicate that the carrying amount of assets, including estimates of residual value, may not be recoverable or that the useful life of assets are shorter or longer than originally estimated. Reductions in residual values (i.e., the price at which we ultimately expect to dispose of revenue earning equipment) or useful lives will result in an increase in depreciation expense over the remaining life of the equipment. Reviews are performed based on vehicle class, generally the subcategories of trucks and trailers. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining lives against their respective carrying amounts. We consider factors such as current and expected future market price trends on used vehicles and the expected life of vehicles included in the fleet. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If asset residual values are determined to be recoverable, but the useful lives are shorter or longer than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives.

For our box truck fleet, we utilize an accelerated method of depreciation based upon the declining balances method (2.4 times declining balance). Thus, the book value of a rental truck is reduced under a double declining formula for the first seven years in which approximately 85% of the balance is depreciated. The remaining 15% is then reduced on a straight-line basis to a salvage value by the end of year fifteen. Comparatively, a standard straight-line approach would reduce the asset balance evenly over the life of the truck.

Although we intend to sell our used vehicles for prices approximating book value, the extent to which we realize a gain or loss on the sale of used vehicles is dependent upon various factors including, but not limited to, the general state of the used vehicle market, the age and condition of the vehicle at the time of its disposal and the depreciation rates with respect to the vehicle. We typically sell our used vehicles at our sales centers throughout the United States and Canada, on our website at uhaul.com/trucksales or by phone at 1-866-404-0355. Additionally, we sell a large portion of our pickup and cargo van fleet at automobile dealer auctions.

Receivables

Trade receivables include trade accounts from moving and self-storage customers and dealers, insurance premiums and amounts due from reinsurers, less management's estimate of expected losses.

Moving and Storage has two primary components of trade receivables, receivables from corporate customers and credit card receivables from sales and rentals of equipment. The Company rents equipment to corporate customers in which payment terms are 30 days.

The Company performs ongoing credit evaluations of its customers and assesses each customer's credit worthiness. In addition, the Company monitors collections and payments from its customers and maintains an allowance based upon applying an expected credit loss rate to receivables based on the historical loss rate from similar high risk customers adjusted for current conditions, including any specific customer collection issues identified, and forecasts of economic conditions. For credit card receivables, the Company uses a trailing 13 months average historical chargeback percentage of total credit card receivables. Delinquent account balances are written off after management has determined that the likelihood of collection is remote.

Management believes that the historical loss information it has compiled is a reasonable base on which to determine expected credit losses for trade receivables because the composition of trade receivables as of that date is consistent with that used in developing the historical credit-loss percentages (i.e., the similar risk characteristics of its customers and its lending practices have not changed significantly over time). To adjust the historical loss rates to reflect the effects of these differences in current conditions and forecasted changes, management assigns a rating to each customer which varies depending on the assessment of risk. Management estimated the loss rate at approximately 3% and 4% as of March 31, 2026 and 2025, respectively. Management developed this estimate based on its knowledge of past experience. As a result, management applied the applicable credit loss rates to determine the expected credit loss estimate for each aging category.

Reinsurance recoverables include case reserves and actuarial estimates of claims incurred but not reported ("IBNR"). These receivables are not expected to be collected until after the associated claim has been adjudicated and billed to the reinsurer. The reinsurance recoverables allowance for credit losses are not material due to the fact that reinsurance is typically procured from carriers with strong credit ratings. Furthermore, we do not cede losses to a reinsurer if the carrier is deemed financially unable to perform on the contract. Reinsurance recoverables also include insurance ceded to other insurance companies.

The allowance for expected credit losses on trade receivables were $3.2 million and $5.1 million as of March 31, 2026 and 2025, respectively.

Notes and mortgage receivables include accrued interest and are reduced by discounts and amounts considered by management to be uncollectible.

Policy Benefits and Losses, Claims and Loss Expenses Payable

Life Insurance

The liability for future policy benefits for traditional and limited-payment long duration life and health products comprises approximately $369.7 million of the total liability for future policy benefits, or approximately 39% of the consolidated Policy Benefits and Losses, Claims and Loss Expenses Payable. The liability is determined each reporting period based on the net level premium method. This method requires the liability for future policy benefits be calculated as the present value of estimated future policyholder benefits and the related termination expenses, less the present value of estimated future net premiums to be collected from policyholders. Net level premiums reflect a recomputed net premium ratio using actual experience since the issue date or the "Transition Date" of April 1, 2021, due to the adoption of ASU 2018-12, and expected future experience. The liability is accrued as premium revenue are received and is recognized and adjusted for differences between actual and expected experience. Long-duration insurance contracts issued by the Company are grouped into cohorts based on the contract issue year, distribution channel, legal entity and product type.

Both the present value of expected future benefit payments and the present value of expected future net premiums are based primarily on assumptions of discount rates, mortality, morbidity, lapse, and persistency. Each quarter, the Company remeasures its liability for future policy benefits using current discount rates with the effect of the change recognized in Other Comprehensive Income, a component of stockholders' equity. In addition, the Company recognizes a liability remeasurement gain or loss using original discount rates, and relating to actual experience under the net premium calculation, as compared to the prior reporting period expected cash flows.

The Company reviews, and updates as necessary, its cash flow assumptions (mortality, morbidity, lapses and persistency) used to calculate the change in the liability for future policy benefits at least annually. These cash flow assumptions are reviewed at the same time every year, or more frequently, if suggested by experience. If cash flow assumptions are changed, the net premium ratio is recalculated from the original issue date, or the Transition Date, using actual experience and projected future cash flows. When the expected future net premiums exceed the expected future gross premiums, or the present value of future policyholder benefits exceeds the present value of expected future gross premiums, the liability for future policy benefits is adjusted with changes recognized in policyholder benefits. The cash flow assumptions do not include an adjustment for adverse deviation. Mortality tables used for individual life insurance include various industry tables and reflect modifications based on Company experience. Morbidity assumptions for individual health are based on Company experience and industry data. Lapse and persistency assumptions are based on Company experience.

The liability for future policy benefits is discounted as noted above, using a current upper-medium grade fixed-income instrument yield that reflects the duration characteristics of the liability for future policy benefits. The methodology for determining current discount rates consists of constructing a discount rate curve intended to be reflective of the currency and tenor of the insurance liability cash flows. The methodology is designed to prioritize observable inputs based on market data available in the local debt markets denominated in the same currency as the policies. For the discount rates applicable to tenors for which the single-A debt market is not liquid or there is little or no observable market data, the Company will use estimation techniques consistent with the fair value guidance in ASC 820, *Fair Value Measurement*. We further accrete interest as a component of policyholder benefits using the original discount rate that is locked in during the year of contract issuance. The original discount rates (or the locked-in discount rates) are used for interest accretion purposes and for the determination of net premiums, whereas the current discount rates are used for purposes of valuing the liability. For limited-payment contracts, a deferred profit liability is also recorded, with changes recognized in income over the life of the contract in proportion to the amount of insurance in-force.

Property & Casualty

Property and Casualty Insurance's liability for reported and unreported losses is based on Repwest's historical data along with industry averages. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from reinsurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the reinsured policy. Adjustments to the liability for unpaid losses and loss expenses as well as amounts recoverable from reinsurers on unpaid losses are charged or credited to expense in the periods in which they are made.

Due to the nature of the underlying risks and high degree of uncertainty associated with the determination of the liability for future policy benefits and claims, the amounts to be ultimately paid to settle these liabilities cannot be precisely determined and may vary significantly from the estimated liability, especially for long-tailed casualty lines of business such as excess workers' compensation. As a result of the long-tailed nature of the excess workers' compensation policies written by Repwest from 1983 through 2001, it may take a number of years for claims to be fully reported and finally settled.

On a regular basis, insurance reserve adequacy is reviewed by management to determine if existing assumptions need to be updated. In determining the assumptions for calculating workers' compensation reserves, management considers multiple factors including the following:

* Claimant longevity;
* Cost trends associated with claimant treatments;
* Changes in ceding entity and third-party administrator reporting practices;
* Changes in environmental factors including legal and regulatory;
* Current conditions affecting claim settlements; and
* Future economic conditions, including inflation.

We have reserved each claim based upon the accumulation of current claim costs projected through each claimant's life expectancy and then adjusted for applicable reinsurance arrangements. Management reviews each claim bi-annually, or more frequently if there are changes in facts or circumstances, to determine if the estimated life-time claim costs have increased and then adjusts the reserve estimate accordingly at that time. We have factored in an estimate of what the potential cost increases could be in our IBNR liability. We have not assumed settlement of the existing claims in calculating the reserve amount, unless it is in the final stages of completion.

Continued increases in claim costs, including medical inflation and new treatments and medications could lead to future adverse development resulting in additional reserve strengthening. Conversely, settlement of existing claims or if injured workers return to work or expire prematurely, could lead to future positive development.

Self-Insurance Liabilities

U-Haul retains the risk for certain public liability and third-party property damage claims related to our rental equipment. The consolidated balance sheets include $453.4 million and $360.8 million of liabilities related to these programs as of March 31, 2026 and 2025, respectively. These liabilities represent an estimate for both reported claims not yet paid and claims incurred but not yet reported and are recorded on an undiscounted basis in policy benefits and losses, claims and loss expenses payable. Requirements are based on actuarial evaluations of historical accident claims expense and trends, as well as future projection of ultimate losses, expenses and administrative costs. The adequacy of the liability is monitored based on evolving claim history. This liability is subject to change in the future based upon changes in the underlying assumptions including claims experience, frequency of incidents, and severity of incidents.

U-Haul has operated a self-insurance program for general liability coverage related to risks arising from U-Haul's moving operations since 2002. The Company maintains excess of loss coverage with third-party insurers for losses in excess of specific limits.

Additionally, as of March 31, 2026 and 2025, the consolidated balance sheets include liabilities of $29.6 million and $25.6 million, respectively, related to medical plan benefits we provide for eligible employees. We estimate this liability based on actual claims outstanding as of the balance sheet date as well as an actuarial estimate of IBNR claims. These amounts are recorded in accounts payable and accrued expenses on the consolidated balance sheets.

Liability from Investment Contracts

Liability from investment contracts represents the amount held by the Company on behalf of the policyholder at each reporting date. This amount includes deposits received from the policyholder, interest credited to the policyholder's account balance, net of charges assessed against the account balance and any policyholder withdrawals. This balance also includes liabilities for annuities and certain other contracts that do not contain significant insurance risk, as well as the estimated fair value of embedded derivatives associated with indexed annuity products. The liability from investment contracts for annuity and interest sensitive life-type products is represented by policy account value. The consolidated balance sheets include $2,357.5 and $2,511.4 million of liabilities for these contracts as of March 31, 2026 and 2025, respectively.

Revenue Recognition

Self-moving rentals are recognized for the period that trucks and moving equipment are rented. Self-storage revenues, based upon the number of paid storage contract days, are recognized as earned during the period. Sales of self-moving and self-storage related products are recognized when control transfers to the customer. Property and casualty insurance premiums are recognized as revenue over the policy periods. Traditional life and Medicare supplement insurance premiums are recognized as revenue over the premium-paying periods of the contracts when due from the policyholders. For products where premiums are due over a significantly shorter duration than the period over which benefits are provided, such as our single premium whole life product, premiums are recognized when received and excess profits are deferred and recognized in relation to the insurance in force. Interest and investment income are recognized as earned.

Amounts collected from customers for sales tax are recorded on a net basis. Please see Note 23, Revenue Recognition, of the Notes to Consolidated Financial Statements.

Leases

Lessor

We have determined that revenues derived by providing self-moving equipment rentals, self-storage rentals and certain other revenues, including U-Box rentals, are within the scope of the accounting guidance contained in Topic 842.

We combined all lease and non-lease components of lease contracts for which the timing and pattern of transfer are the same and the lease component meets the classification of an operating lease, and account for them in accordance with Topic 842. The Company offers support equipment rentals which are deemed lease components. In connection with equipment and self-storage rentals, the Company also offers value added services such as insurance, which are deemed non-lease components. The revenue streams accounted for in accordance with Topic 842 are recognized evenly over the period of rental. Please see Note 23, Revenue Recognition, of the Notes to Consolidated Financial Statements.

Lessee

We determine if an arrangement is a lease at inception. Operating leases, which are comprised primarily of storage rental locations, can have lease terms generally between 2 and 20 years, except for our easements which are indefinite in term, are included in ROU assets – operating, net and operating lease liabilities in our consolidated balance sheets. Finance leases, which are comprised primarily of rental equipment leases, with primarily 7-year terms are included in ROU assets - financing, net, and notes, loans and finance leases payable, net in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the expected remaining lease term. We use our incremental borrowing rate based on information available at commencement date, including the rate for a fully collateralized loan that can either be fully amortized or financed with a residual at the end of the lease term, for a borrower with similar credit quality in order to determine the present value of lease payments. Our lease terms may include options to extend or terminate the lease, which are included in the calculation of ROU assets when it is reasonably certain that we will exercise those options. Covenants include the Company's responsibility for all maintenance and repairs during the term of the agreement. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are not accounted for separately. Additionally, for certain leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities as the leases are similar in nature and have nearly identical contract provisions.

The Company's equipment sale-leaseback transactions primarily consist of seven-year arrangements with repurchase options that do not qualify for sale accounting under ASC 842. Consequently, the underlying assets remain on the consolidated balance sheets, and the related proceeds are recorded as financing liabilities. Pre-adoption transactions were previously accounted for as capital leases and reclassified as finance lease right-of-use assets and liabilities upon adoption. All such arrangements have been terminated, resulting in a zero balance as of the current fiscal year-end.

 For these financing arrangements, interest expense is generally calculated using the Company's incremental borrowing rate. However, in accordance with ASC 842-40-30-6, the rate is adjusted as necessary to prevent a built-in loss or gain at the conclusion of the arrangement. This adjustment ensures the carrying amount of the asset does not exceed the financial liability at the earlier of the lease term end or asset control transfer date, aligns with lender-agreed principal repayment structures, and causes the liability to amortize to zero. This methodology accurately reflects the substantive economics of the financing agreements. See Note 18, Leases, to the Notes to Consolidated Financial Statements for additional disclosures.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $17.1 million, $15.3 million and $13.8 million in fiscal 2026, 2025 and 2024, respectively, and are included in operating expenses.

Deferred Policy Acquisition Costs

Deferred acquisition costs ("DAC") are directly related to the successful acquisition of new life insurance, annuity and health business, and primarily include sales commissions, policy issue costs, direct to consumer advertising costs, and underwriting costs. These costs are capitalized on a grouped contract basis and amortized over the expected term of the related contracts. These costs are not capitalized until they are incurred. Also recorded within DAC are sales inducements credited to policyholder account balances in the form of a premium bonus ("Sales Inducement Assets"). As of March 31, 2026 and 2025, the Sales Inducement Assets included with DAC amounted to $12.2 million and $13.6 million, respectively, on the consolidated balance sheet and amortization expense totaled $2.0 million, $1.9 million and $2.9 million for the periods ended March 31, 2026, 2025 and 2024, respectively.

DAC is amortized on a constant-level basis over the expected term of the grouped contracts, with the related expense included in amortization of deferred acquisition costs. The in-force metric used to compute the DAC amortization rate is premium deposit in-force for deferred annuities, policy count in-force for health insurance, and face amount in-force for life insurance. The assumptions used to amortize acquisition costs include mortality, morbidity, lapses and persistency. These assumptions are reviewed at least annually and revised in conjunction with any change in the future policy benefit assumptions. The effect of changes in the assumptions are recognized over the remaining expected contract term as a revision of future amortization amounts.

Environmental Costs

Liabilities are recorded when environmental assessments and remedial efforts, if applicable, are probable and the costs can be reasonably estimated. The amount of the liability is based on management's best estimate of undiscounted future costs. Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and amortized over the estimated useful lives of the properties. These costs are capitalized if they improve the safety or efficiency of the property or are incurred in preparing the property for sale.

Income Taxes

U-Haul Holding Company files a consolidated tax return with all of its legal U.S. subsidiaries. The provision for income taxes reflects deferred income taxes resulting from changes in temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Earnings Per Share

See Note 4, Earnings Per Share, of the Notes to Consolidated Financial Statements.

Comprehensive Income (Loss)

Comprehensive income (loss), on a tax effected basis, consists of net earnings, foreign currency translation adjustments, unrealized gains and losses on investments and future policy benefits discount rate remeasurement gains (losses), the change in fair value of cash flow hedges and the change in postretirement benefit obligations.

Debt Issuance Costs

We defer costs directly associated with acquiring third-party financing. Debt issuance costs are deferred and amortized to interest expense using the effective interest method. Debt issuance costs related to our long-term debt are reflected as a direct deduction from the carrying amount of the debt. Please see Note 10, Notes, Loans and Finance Leases Payable, net, of the Notes to Consolidated Financial Statements.

Accounting Pronouncements

Adoption of New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income tax paid. ASU 2023-09 was effective and adopted by the Company for the period beginning April 1, 2025 and the Company applied this standard prospectively. The adoption of this standard did not require an implementation adjustment and did not impact the Company's consolidated net earnings available to common stockholders or cash flow. The adoption of ASU 2023-09 resulted in incremental disclosure. See Note 15, Provision for Taxes, for the updated disclosures.

Accounting Pronouncements Not Yet Adopted

In March 2024, the SEC issued a final rule that requires disclosure of: (i) financial statement impacts of severe weather events and other natural conditions; (ii) a roll forward of carbon offset and renewable energy credit balances if material to the Company's plan to achieve climate-related targets or goals; and (iii) material impacts on estimates and assumptions in the financial statements. In April 2024, the SEC issued an order staying the final rule pending judicial review of consolidated challenges to the rules by the Court of Appeals for the Eighth Circuit. In March 2025, the SEC notified the Court that it was withdrawing its defense of the rules. The Court subsequently held the litigation in abeyance, pending a status report from the SEC on: (1) whether the SEC intends to review or reconsider the rules; (2) if taking no action, whether the SEC would adhere to the rules if petitions for review are denied; and (3) if not, why the SEC will not review or reconsider the rules at this time. In July 2025, the SEC provided its status report to the Court, stating that the SEC does not intend to review or reconsider the rules at this time, and declined to provide a definitive response to questions 2 or 3. The SEC further advised that given the previously expressed views of a majority of the current Commissioners, it is possible that the SEC would consider whether to replace, rescind, or modify the rules. The Company cannot determine at this time the future outcome of the litigation or future actions of the SEC.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03").* In January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-30): Clarifying the Effective Date,* which clarified the effective date of this standard. The standard requires the disclosure of additional information about specific expense categories in the notes to the financial statements. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The standard allows for adoption on a prospective or retrospective basis. We are currently assessing the impact of adopting ASU 2024-03 on our consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326)* which provides public companies with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses. All entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. Early adoption is permitted. The amendment is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We are currently evaluating the impact of this standard and do not anticipate the adoption to be material to the consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)* which amends Subtopic 350-40 by removing all references to prescriptive and sequential software development stages previously used to determine the timing of software cost capitalization. Instead, the new guidance establishes that an entity should begin capitalizing software costs when both of the following conditions are met: 1) Management has authorized and committed funding for the software project. 2) It is probable that the project will be completed and the software will be used for its intended functional purpose. These changes are intended to align software cost capitalization practices with a more principles-based approach, improving consistency and comparability across entities. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. We are currently assessing the impact of this standard on our consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*, which provides clarification on certain topics which are meant to more closely align hedge accounting with the economics of the entities' risk management activities. The standard is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods. The amendment should apply on a prospective basis for all hedging relationships. An entity may elect to adopt the amendment for hedging relationships that exist as of the date of adoption. Upon adoption entities are permitted to modify certain critical terms of certain hedging relationships without de-designating the hedge. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270) Narrow-Scope Improvements*, which clarifies interim disclosure requirements and the applicability of Topic 270. Topic 270 addresses required disclosures, including that entities must disclose any events that had a material impact since their last annual reporting period and clarifies types of interim reporting and the form and content of interim financial statements in accordance with GAAP. The standard is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The amendment may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

Note 4. Earnings Per Share

We calculate earnings per share using the two-class method in accordance with ASC Topic 260, *Earnings Per Share*. The two-class method allocates the undistributed earnings available to common stockholders to the Company's outstanding common stock, $0.25 par value (the "Voting Common Stock") and the Company's Series N Non-Voting Common Stock, $0.001 par value (the "Non-Voting Common Stock") based on each share's percentage of total weighted average shares outstanding. The Voting Common Stock and the Non-Voting Common Stock are allocated 10% and 90%, respectively, of our undistributed earnings available to common stockholders. This represents earnings available to common stockholders less the dividends declared for both the Voting Common Stock and the Non-Voting Common Stock.

Our undistributed earnings per share is calculated by taking the undistributed earnings available to common stockholders and dividing this number by the weighted average shares outstanding for the respective stock. If there was a dividend declared for that period, the dividend per share is added to the undistributed earnings per share to calculate the basic and diluted earnings per share. The process is used for both the Voting Common Stock and the Non-Voting Common Stock.

The calculation of basic and diluted earnings per share for the years ending March 31, 2026, 2025 and 2024 for the Voting Common Stock and the Non-Voting Common Stock is as follows:

	For the Year Ending March 31,		
	2026	**2025**	**2024**
	(In thousands, except share and per share amounts)		
Weighted average shares outstanding of Voting Common Stock	19,607,788	19,607,788	19,607,788
Total weighted average shares outstanding for Voting Common Stock and Non-Voting Common Stock	196,077,880	196,077,880	196,077,880
Percent of weighted average shares outstanding of Voting Common Stock	10%	10%	10%
Net earnings available to common stockholders	$ 83,128	$ 367,090	$ 628,707
Voting Common Stock dividends declared and paid	—	—	—
Non-Voting Common Stock dividends declared and paid	(35,294)	(35,294)	(31,765)
Undistributed earnings available to common stockholders	$ 47,834	$ 331,796	$ 596,942
Undistributed earnings available to common stockholders allocated to Voting Common Stock	$ 4,783	$ 33,180	$ 59,694
Undistributed earnings per share of Voting Common Stock	$ 0.24	$ 1.69	$ 3.04
Dividends declared per share of Voting Common Stock	—	—	—
Basic and diluted earnings per share of Voting Common Stock	$ 0.24	$ 1.69	$ 3.04
Weighted average shares outstanding of Non-Voting Common Stock	176,470,092	176,470,092	176,470,092
Total weighted average shares outstanding for Voting Common Stock and Non-Voting Common Stock	196,077,880	196,077,880	196,077,880
Percent of weighted average shares outstanding of Non-Voting Common Stock	90%	90%	90%
Net earnings available to common stockholders	$ 83,128	$ 367,090	$ 628,707
Voting Common Stock dividends declared and paid	—	—	—
Non-Voting Common Stock dividends declared and paid	(35,294)	(35,294)	(31,765)
Undistributed earnings available to common stockholders	$ 47,834	$ 331,796	$ 596,942
Undistributed earnings available to common stockholders allocated to Non-Voting Common Stock	$ 43,051	$ 298,616	$ 537,248
Undistributed earnings per share of Non-Voting Common Stock	$ 0.24	$ 1.69	$ 3.04
Dividends declared per share of Non-Voting Common Stock	0.20	0.20	0.18
Basic and diluted earnings per share of Non-Voting Common Stock	$ 0.44	$ 1.89	$ 3.22

Note 5. Trade Receivables and Reinsurance Recoverables, Net

Reinsurance recoverables and trade receivables, net, were as follows:

		March 31,	
		2026	**2025**
		(In thousands)	
Reinsurance recoverable	$	30,967	$ 34,566
Trade accounts receivable		97,710	162,240
Paid losses recoverable		691	440
Accrued investment income		28,254	29,378
Premiums and agents' balances		1,056	4,078
Independent dealer receivable		449	336
Other receivables		3,874	4,760
		163,001	235,798
Less: Allowance for credit losses		(3,233)	(5,082)
	$	159,768	$ 230,716

Note 6. Investments

Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

We deposit bonds with insurance regulatory authorities to meet statutory requirements. The amortized cost of bonds on deposit with insurance regulatory authorities was $21.4 million and $21.5 million for March 31, 2026 and 2025, respectively.

Available-for-Sale Investments

Available-for-sale investments as of March 31, 2026 were as follows:

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Allowance for Expected Credit Losses		Fair Value
						(In thousands)				
U.S. treasury securities and government obligations	$	89,591	$	264	$	(4,818)	$	—	$	85,037
U.S. government agency mortgage-backed securities		159,698		981		(7,554)		—		153,125
Obligations of states and political subdivisions		141,136		605		(4,727)		—		137,014
Corporate securities		1,603,317		6,556		(101,450)		(2,304)		1,506,119
Mortgage-backed securities		564,600		4,113		(30,440)		(1,656)		536,617
	$	2,558,342	$	12,519	$	(148,989)	$	(3,960)	$	2,417,912

Available-for-sale investments as of March 31, 2025 were as follows:

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Allowance for Expected Credit Losses		Fair Value
						(In thousands)				
U.S. treasury securities and government obligations	$	119,289	$	206	$	(8,353)	$	—	$	111,142
U.S. government agency mortgage-backed securities		81,909		232		(8,712)		—		73,429
Obligations of states and political subdivisions		137,280		272		(8,808)		—		128,744
Corporate securities		1,807,605		1,623		(155,749)		(3,104)		1,650,375
Mortgage-backed securities		562,479		582		(47,253)		—		515,808
	$	2,708,562	$	2,915	$	(228,875)	$	(3,104)	$	2,479,498

A summary of available-for-sale investments with unrealized losses for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous loss position as of March 31, 2026 and March 31, 2025 are as follows:

	March 31, 2026					
	Less than or equal to 1 year		Greater than 1 year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. treasury securities and government obligations	$ 416	$ (6)	$ 78,168	$ (4,812)	$ 78,584	$ (4,818)
U.S. government agency mortgage-backed securities	13,210	(91)	19,076	(7,463)	32,286	(7,554)
Obligations of states and political subdivisions	23,352	(101)	60,108	(4,626)	83,460	(4,727)
Corporate securities	108,413	(564)	1,045,121	(100,886)	1,153,534	(101,450)
Mortgage-backed securities	24,272	(2,280)	193,493	(28,160)	217,765	(30,440)
	$ 169,663	$ (3,042)	$ 1,395,966	$ (145,947)	$ 1,565,629	$ (148,989)

	March 31, 2025					
	Less than or equal to 1 year		Greater than 1 year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. treasury securities and government obligations	$ 1,760	$ (24)	$ 95,058	$ (8,329)	$ 96,818	$ (8,353)
U.S. government agency mortgage-backed securities	36,871	(197)	20,928	(8,515)	57,799	(8,712)
Obligations of states and political subdivisions	46,036	(1,628)	52,903	(7,179)	98,939	(8,807)
Corporate securities	294,133	(5,822)	1,239,884	(149,927)	1,534,017	(155,749)
Mortgage-backed securities	188,328	(3,911)	217,020	(43,343)	405,348	(47,254)
	$ 567,128	$ (11,582)	$ 1,625,793	$ (217,293)	$ 2,192,921	$ (228,875)

Gross proceeds from sales of securities were $9.8 million, $13.3 million and $106.5 million in fiscal 2026, 2025 and 2024, respectively. No material gross realized gains or losses were recognized.

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. There was a $0.9 million and $2.1 million net impairment charge reported in fiscal 2026 and 2025, respectively.

The amortized cost and fair value of available-for-sale investments by contractual maturity, were as follows:

	March 31, 2026		March 31, 2025	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Due in one year or less	$ 133,150	$ 132,947	$ 196,238	$ 194,896
Due after one year through five years	589,615	578,918	591,589	576,204
Due after five years through ten years	526,745	500,476	611,788	558,430
Due after ten years	744,232	668,954	746,468	634,160
	1,993,742	1,881,295	2,146,083	1,963,690
Mortgage-backed securities	564,600	536,617	562,479	515,808
	$ 2,558,342	$ 2,417,912	$ 2,708,562	$ 2,479,498

Equity investments of common stock and non-redeemable preferred stock were as follows:

		March 31, 2026		March 31, 2025	
		Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
		(In thousands)			
Common stocks	$	9,099 $	9,089 $	30,108 $	43,413
Non-redeemable preferred stocks		9,000	5,887	25,144	22,136
	$	18,099 $	14,976 $	55,252 $	65,549

Investments, other

The carrying value of other investments were as follows:

		March 31,	
		2026	**2025**
		(In thousands)	
Mortgage loans, net	$	667,169 $	657,567
Policy loans		12,633	11,868
Other investments		26,512	8,819
	$	706,314 $	678,254

Mortgage loans are carried at the unpaid balance, less an allowance for expected losses net of any unamortized premium or discount. The portfolio of mortgage loans is principally collateralized by self-storage facilities and commercial properties. The interest rate range on the mortgage loans is 3.5% to 12.0% with maturities between 2026 and 2035. The allowance for expected losses was $0.4 million for both March 31, 2026 and 2025. These loans represent first lien mortgages or mezzanine loans held by us. Mortgage loans are reviewed on an ongoing basis and analysis may include market analysis, estimated valuations of the underlying collateral, loan to value ratios, tenant creditworthiness and other factors. For our mortgage loans, no specifically identified loans were impaired as of March 31, 2026. We have not experienced any material losses related to the notes from individual or groups of notes in any particular industry or geographic area.

Short-term investments, included in Other investments, consist primarily of investments in money market funds, mutual funds and any other investments with short-term characteristics that have original maturities of less than one year at acquisition. These investments are recorded at cost, which approximates fair value.

Other equity investments, included in Other investments, are carried at cost and assessed for impairment.

Policy loans are carried at their unpaid balance.

Note 7. Other Assets

Other assets were as follows:

		March 31,	
		2026	**2025**
		(In thousands)	
Deposits (debt-related)	$	27,825 $	30,472
Other real estate		40,532	41,271
Deposits (real estate related)		58,845	54,989
	$	127,202 $	126,732

Note 8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses were as follows:

	March 31,	
	2026	**2025**
	(In thousands)	
Accounts payable	$ 238,840	$ 263,280
Accrued expenses	611,454	557,620
	$ 850,294	$ 820,900

Note 9. Net Investment and Interest Income

Net investment and interest income, were as follows:

	Years Ended March 31,		
	2026	**2025**	**2024**
	(In thousands)		
Fixed maturities	$ 123,336	$ 113,304	$ 105,089
Policy loans	874	819	669
Mortgage loans	46,099	36,117	28,599
Short-term, amounts held by ceding reinsurers, net and other investments	1,055	10,161	20,377
Investment income	171,364	160,401	154,734
Less: Investment expenses	(8,260)	(8,427)	(8,266)
Net investment and interest income	$ 163,104	$ 151,974	$ 146,468

Note 10. Notes, Loans and Finance Leases Payable, net

Long-Term Debt

Long-term debt was as follows:

	Fiscal Year 2026 Interest Rates		Maturities	Weighted Avg Interest Rates (c)	March 31, 2026	March 31, 2025
					(In thousands)	
Real estate loans (amortizing term) (a)	4.30 % -	5.14 %	2027 - 2037	4.71 %	$ 254,007	$ 265,887
Senior mortgages	2.70 % -	6.05 %	2026 - 2042	4.75 %	2,950,201	2,437,769
Real estate loans (revolving credit)	— % -	— %	2027	— %	—	—
Fleet loans (amortizing term)	1.61 % -	6.02 %	2026 - 2033	5.40 %	145,660	125,839
Fleet loans (revolving credit) (b)	4.92 % -	5.02 %	2028 - 2030	4.95 %	635,000	625,000
Finance leases (rental equipment)	— % -	— %	-	— %	—	44,338
Finance liability (rental equipment)	1.60 % -	6.80 %	2026 - 2033	5.21 %	2,376,704	1,963,644
Private placements	2.43 % -	6.00 %	2029 - 2035	3.62 %	1,700,000	1,700,000
Other obligations	1.50 % -	8.00 %	2026 - 2049	6.44 %	63,377	66,864
Notes, loans and finance leases payable					$ 8,124,949	$ 7,229,341
Less: Debt issuance costs					(41,575)	(35,484)
Total notes, loans and finance leases payable, net					$ 8,083,374	$ 7,193,857

(a) Certain loans have interest rate swaps fixing the rate for the relevant loans between 2.72% and 2.86% based on current margin. The weighted average interest rate calculation for these loans was 4.10% using the swap adjusted interest rate.
(b) A certain loan has an interest rate swap fixing a portion of the rate for relevant loan at 4.36% based on current margin. The weighted average interest rate calculation for all loans was 5.05% using the swap adjusted interest rate.
(c) Weighted average rates as of March 31, 2026

Real Estate Backed Loans

Real Estate Loan

Certain subsidiaries of Real Estate and U-Haul Co. of Florida are borrowers under real estate loans. These loans require monthly or quarterly principal and interest payments, with the unpaid loan balance and accrued and unpaid interest due at maturity. These loans are secured by various properties owned by the borrowers. The interest rates, per the provisions of $180.9 million of these loans, are the applicable secured overnight funding rate ("SOFR") plus the applicable margins and a credit spread adjustment of 0.10%. As of March 31, 2026, the applicable SOFR was between 3.66% and 3.67% and the applicable margin was between 0.65% and 1.38%, the sum of which, including the credit spread, was between 4.41% and 5.14%. The remaining $73.1 million of these loans was fixed with an interest rate of 4.30%. The default provisions of these real estate loans include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with all financial covenants as of March 31, 2026.

Senior Mortgages

Various subsidiaries of Real Estate and U-Haul are borrowers under certain senior mortgages. The senior mortgages require monthly principal and interest payments. The senior mortgages are secured by certain properties owned by the borrowers. The fixed interest rates, per the provisions of the senior mortgages, range between 2.70% and 6.05%. Certain senior mortgages have an anticipated repayment date and a maturity date. If these senior mortgages are not repaid by the anticipated repayment date, the interest rate on these mortgages would increase from the current fixed rate. We are using the anticipated repayment date for our maturity schedule. Real Estate and U-Haul have provided limited guarantees of the senior mortgages. The default provisions of the senior mortgages include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with all financial covenants as of March 31, 2026. There are limited restrictions regarding our use of the funds.

Real Estate Loans (Revolving Credit)

U-Haul Holding Company is a borrower under a multi-bank syndicated real estate loan. As of March 31, 2026, the maximum credit commitment is $465.0 million. As of March 31, 2026, the full capacity was available to borrow. This loan agreement provides for revolving loans, subject to the terms of the loan agreement. This loan requires monthly interest payments with the unpaid loan balance and accrued and unpaid interest due at maturity. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with all financial covenants as of March 31, 2026. There is a 0.25% fee charged for unused capacity.

Fleet Loans

Rental Truck Amortizing Loans

The amortizing loans require monthly principal and interest payments, with the unpaid loan balance and accrued and unpaid interest due at maturity. These loans were used to purchase new trucks. The interest rates, per the provision of the loan agreements, are carried at fixed rates ranging between 1.61% and 6.02%. All of our rental truck amortizing loans are collateralized by the rental equipment purchased. The majority of these loans are funded at 70%, but some may be funded at 100%. U-Haul Holding Company is guarantor of these loans. The default provisions of these loans include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with all financial covenants as of March 31, 2026. The net book value of the corresponding rental equipment was $228.6 million and $234.7 million as of March 31, 2026 and 2025, respectively.

Rental Truck Revolvers

Various subsidiaries of U-Haul entered into three revolving fleet loans with an aggregate borrowing capacity of $635.0 million. The aggregate outstanding balance for these revolvers as of March 31, 2026 was $635.0 million. The interest rates, per the provision of the loan agreements, are SOFR plus the applicable margin and a credit spread adjustment of 0.10% on certain loans. As of March 31, 2026, SOFR was 3.67% and the margin was between 1.15% and 1.25%, the sum of which, including the credit spread, was between 4.92% and 5.02%. Of the $635.0 million outstanding, $87.5 million was fixed with an interest rate of 4.36%. Only interest is paid on the loans until the last nine months of the respective loan terms when principal becomes due monthly. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with all financial covenants as of March 31, 2026. These fleet loans are collateralized by the rental equipment purchased. The net book value of the corresponding rental equipment was $710.7 million and $918.2 million as of March 31, 2026 and 2025, respectively.

Finance Leases

The Finance Lease balance represents our sale-leaseback transactions of rental equipment. The agreements were generally seven (7) year terms. All of our finance leases were collateralized by our rental fleet. The net book value of the corresponding rental equipment was $138.7 million as of March 31, 2025. There were no new financing leases, as assessed under the new leasing guidance, entered into during fiscal 2026. The finance leases were paid off as of March 31, 2026.

Finance Liabilities

Finance liabilities represent our rental equipment financing transactions, and we assess if these sale-leaseback transactions qualify as a sale at initiation by determining if a transfer of ownership occurs. We have determined that our equipment sale-leasebacks do not qualify as a sale, as the buyer-lessors do not obtain control of the assets in our ongoing sale-leaseback arrangements. As a result, these sale-leasebacks are accounted for as a financial liability and the leased assets are capitalized at cost.   Our finance liabilities have an average term of seven (7) years and interest rates ranging from 1.60% to 6.80%. These finance liabilities are collateralized by the related assets of our rental fleet. The net book value of the corresponding rental equipment was $3,020.6 million and $2,420.7 million as of March 31, 2026 and March 31, 2025, respectively. The default provisions of the loans include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with all financial covenants as of March 31, 2026.

Private Placements

In September 2021, U-Haul Holding Company entered into a note purchase agreement to issue $600.0 million of fixed rate senior unsecured notes in a private placement offering. These notes consist of four tranches each totaling $150.0 million and funded in September 2021. The fixed interest rates range between 2.43% and 2.78% with maturities between 2029 and 2033. Interest is payable semiannually. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2026.

In December 2021, U-Haul Holding Company entered into a note purchase agreement to issue $600.0 million of fixed rate senior unsecured notes in a private placement offering. These notes consist of three tranches each totaling $100.0 million and two tranches each totaling $150.0 million. The fixed interest rates range between 2.55% and 2.88% with maturities between 2030 and 2035. Interest is payable semiannually. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2026.

On August 21, 2024, U-Haul Holding Company entered into a Note Purchase Agreement (the "Note Purchase Agreement") in connection with the private placement of our senior unsecured notes (the "Notes"). Under the Note Purchase Agreement, we sold an aggregate $500 million of the Notes, consisting of $100 million aggregate principal amount of our 5.86% Senior Notes, Series A due August 21, 2032, $100 million aggregate principal amount of our 5.91% Senior Notes, Series B due August 21, 2033, $100 million aggregate principal amount of our 5.95% Senior Notes, Series C due August 21, 2034, and $200 million aggregate principal amount of our 6.00% Senior Notes, Series D due August 21, 2035, each with maturities between 2032 and 2035. Interest is payable semiannually. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2026.

Other Obligations

In February 2011, U-Haul Holding Company and U.S. Bank Trust Company, NA, as successor in interest to U.S. Bank National Association (the "Trustee"), entered into the U-Haul Investors Club Indenture. U-Haul Holding Company and the Trustee entered into this indenture to provide for the issuance of notes by us directly to investors over our proprietary website, uhaulinvestorsclub.com ("U-Notes"). The U-Notes are secured by various types of collateral, including, but not limited to, certain rental equipment and real estate. U-Notes are issued in smaller series that vary as to principal amount, interest rate and maturity. U-Notes are obligations of the Company and secured by the associated collateral; they are not guaranteed by any of the Company's affiliates or subsidiaries.

As of March 31, 2026, the aggregate outstanding principal balance of the U-Notes issued was $64.8 million, of which $1.4 million is held by our insurance subsidiaries and eliminated in consolidation, and $19.3 million is held by related parties. Interest rates range between 1.50% and 8.00% and maturity dates range between 2026 and 2049.

Oxford is a member of the Federal Home Loan Bank ("FHLB") and, as such, the FHLB has made deposits with Oxford. As of December 31, 2025, the deposits had an aggregate balance of $85.0 million for which Oxford pays fixed interest rates between 3.93% and 4.52% with maturities between March 31, 2026 and April 2, 2029. As of December 31, 2025, available-for-sale investments held with the FHLB totaled $179.2 million, of which $156.3 million were pledged as collateral to secure the outstanding deposits. The balances of these deposits are included within liabilities from investment contracts on the consolidated financial statements.

Annual Maturities of Notes, Loans and Finance Leases Payable

The annual maturities of our notes, loans and finance leases payable, before debt issuance costs, as of March 31, 2026 for the next five years and thereafter are as follows:

	Years Ended March 31,						
	2027	**2028**	**2029**	**2030**	**2031**	**Thereafter**	**Total**
	(In thousands)						
Notes, loans and finance leases payable, secured	$ 904,041	$ 1,134,628	$ 863,717	$ 1,091,207	$ 921,833	$ 3,209,523	$ 8,124,949

Note 11. Interest on Notes, Loans and Finance Leases Payable, net

Interest Expense

Components of interest expense include the following:

	Years Ended March 31,		
	2026	**2025**	**2024**
	(In thousands)		
Interest expense	$ 371,394	$ 308,925	$ 269,941
Capitalized interest	(11,897)	(14,427)	(14,482)
Amortization of transaction costs	6,943	5,658	6,131
Interest expense resulting from cash flow hedges	(1,683)	(4,440)	(5,415)
Total interest expense	364,757	295,716	256,175

Interest Rates

Interest rates and our revolving credit borrowings were as follows:

	Revolving Credit Activity Years Ended March 31,		
	2026	**2025**	**2024**
	(In thousands, except interest rates)		
Weighted average interest rate during the year	5.40 %	6.23 %	6.51 %
Interest rate at year end	4.96 %	5.62 %	6.61 %
Maximum amount outstanding during the year	$ 785,000	$ 765,000	$ 715,000
Average amount outstanding during the year	$ 683,493	$ 652,215	$ 631,653
Facility fees	$ 1,055	$ 1,083	$ 1,139

Note 12. Derivatives

Cash Flow Hedges

We manage exposure to changes in market interest rates. We use interest rate swap agreements and forward swaps to reduce our exposure to changes in interest rates. Our use of derivative instruments is limited to highly effective interest rate swaps to hedge the risk of changes in cash flows (future interest payments) attributable to changes in secured overnight financing rate ("SOFR") swap rates with the designated benchmark interest rate being hedged on certain of our SOFR indexed variable rate debt. The interest rate swaps effectively fix our interest payments on certain SOFR indexed variable rate debt through July 2032. We monitor our positions and the credit ratings of our counterparties and do not currently anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes. These fair values are determined using pricing valuation models, which include broker quotes for which significant inputs are observable. They include adjustments for counterparty credit quality and other deal-specific factors, where appropriate, and are classified as Level 2 in the fair value hierarchy.

The derivative fair values reflected in prepaid expense and accounts payable and accrued expenses in the consolidated balance sheet were as follows:

	March 31, 2026	March 31, 2025
	(In thousands)	
Interest rate swaps designated as cash flow hedges		
Assets	$ 2,449	$ 4,381
Liabilities	$ 256	$ 777
Notional amount	$ 268,407	$ 376,887

(Gains) or losses recognized in income on interest rate derivatives are recorded as interest expense in the consolidated statements of operations. During fiscal years 2026, 2025 and 2024, we recognized an increase (decrease) in the fair value of our cash flow hedges of ($3.3) million, $3.7 million and $6.4 million, respectively, net of taxes. During fiscal years 2026, 2025 and 2024, we reclassified $2.6 million, ($10.1) million and ($4.1) million, respectively, from AOCI to interest expense, net of tax. As of March 31, 2026, we expect to reclassify $0.7 million of net gains on interest rate contracts from AOCI to earnings as interest expense over the next twelve months.

Economic Hedges

We use derivatives to economically hedge our equity market exposure to indexed annuity products sold by our Life Insurance company. These contracts earn a return for the contract holder based on the change in the value of the S&P 500 index between annual index point dates. We buy and sell listed equity and index call options and call option spreads. The credit risk is with the party in which the options are written. The net option price is paid up front and there are no additional cash requirements or additional contingent liabilities. These contracts are held at fair value on our balance sheet. These derivative instruments are included in Investments, other and Accounts payable and accrued expenses on the consolidated balance sheets. The fair values of these call options are determined based on quoted market prices from the relevant exchange and are classified as Level 1 in the fair value hierarchy.

	Derivatives Fair Values as of	
	March 31, 2026	March 31, 2025
	(In thousands)	
Equity market contracts as economic hedging instruments		
Assets	$ 26,512	$ 8,819
Liabilities	$ 17,630	$ —
Notional amount	$ 310,104	$ 326,218

Although the call options are employed to be effective hedges against our policyholder obligations from an economic standpoint, they do not meet the requirements for hedge accounting under GAAP. Accordingly, the changes in fair value of the call options are recognized each reporting date as a component of net investment and interest income. The changes in fair value of the call options include the gains or losses recognized at the expiration of the option term and the changes in fair value for open contracts. Net gains recognized in net investment and interest income for fiscal year 2026 and 2025 were $4.6 million and $3.8 million, respectively.

Note 13. Accumulated Other Comprehensive Loss

A summary of our AOCI components, net of tax, were as follows:

	Foreign Currency Translation	Unrealized Net Gains (Losses) on Investments and Impact of LFPB (a) Discount Rates	Fair Value of Cash Flow Hedges	Postretirement Benefit Obligation Net Loss	Accumulated Other Comprehensive Loss
			(In thousands)		
Balance as of March 31, 2023	$ (56,539) $	(232,740) $	4,007 $	(351) $	(285,623)
Foreign currency translation	2,832	—	—	—	2,832
Unrealized net gains (losses) on investments and future policy benefits discount rate remeasurement	—	55,857	—	—	55,857
Change in fair value of cash flow hedges	—	—	6,410	—	6,410
Amounts reclassified into earnings on hedging activities	—	—	(4,087)	—	(4,087)
Change in post retirement benefit obligations	—	—	—	1,395	1,395
Other comprehensive income (loss)	2,832	55,857	2,323	1,395	62,407
Balance as of March 31, 2024	$ (53,707) $	(176,883) $	6,330 $	1,044 $	(223,216)
Foreign currency translation	(3,833)	—	—	—	(3,833)
Unrealized net gains (losses) on investments and future policy benefits discount rate remeasurement	—	2,563	—	—	2,563
Change in fair value of cash flow hedges	—	—	3,705	—	3,705
Amounts reclassified into earnings on hedging activities	—	—	(10,091)	—	(10,091)
Change in post retirement benefit obligations	—	—	—	1,558	1,558
Other comprehensive income (loss)	(3,833)	2,563	(6,386)	1,558	(6,098)
Balance as of March 31, 2025	$ (57,540) $	(174,320) $	(56) $	2,602 $	(229,314)
Foreign currency translation	948	—	—	—	948
Unrealized net gains (losses) on investments and future policy benefits discount rate remeasurement	—	65,377	—	—	65,377
Change in fair value of cash flow hedges	—	—	(3,346)	—	(3,346)
Amounts reclassified into earnings on hedging activities	—	—	2,613	—	2,613
Change in post retirement benefit obligations	—	—	—	82	82
Other comprehensive income (loss)	948	65,377	(733)	82	65,674
Balance as of March 31, 2026	$ (56,592) $	(108,943) $	(789) $	2,684 $	(163,640)

(a) Liability for future policy benefits

Note 14. Dividends

The following table lists the dividends that have been declared and issued for fiscal years 2026 and 2025.

Non-Voting Common Stock Dividends

Declared Date	Per Share Amount	Record Date	Dividend Date
March 4, 2026	$ 0.05	March 16, 2026	March 27, 2026
December 3, 2025	$ 0.05	December 15, 2025	December 30, 2025
August 21, 2025	$ 0.05	September 15, 2025	September 26, 2025
June 4, 2025	$ 0.05	June 16, 2025	June 27, 2025
March 5, 2025	$ 0.05	March 17, 2025	March 28, 2025
December 4, 2024	$ 0.05	December 16, 2024	December 27, 2024
August 15, 2024	$ 0.05	September 16, 2024	September 27, 2024
June 5, 2024	$ 0.05	June 17, 2024	June 28, 2024

As of March 31, 2026, no awards had been issued under the 2025 U-Haul Holding Company Stock Option Plan.

Note 15. Provision for Taxes

Earnings before taxes and the provision for taxes consisted of the following:

	Years Ended March 31,		
	2026	**2025**	**2024**
	(In thousands)		
Pretax earnings:			
U.S.	$ 113,117	$ 468,152	$ 816,238
Non-U.S.	(483)	9,360	23,939
Total pretax earnings	$ 112,634	$ 477,512	$ 840,177
Current provision			
Federal	$ (39,722)	$ 56,474	$ 66,356
State	17,041	8,413	44,707
Non-U.S.	2,102	141	254
	(20,579)	65,028	111,317
Deferred provision			
Federal	54,532	36,070	88,549
State	(2,940)	6,357	6,542
Non-U.S.	(1,507)	2,967	5,062
	50,085	45,394	100,153
Provision for income tax expense	$ 29,506	$ 110,422	$ 211,470

	Year Ended March 31,
	2026
	(In thousands)
Income taxes paid (net of income tax refunds received)	
Federal	$ (119,367)
State	2,957
Non-U.S	(349)
Total	$ (116,759)

	Years Ended March 31,	
	2025	**2024**
	(In thousands)	
Income taxes paid (net of income tax refunds received)	$ 95,391	$ 68,623

Income taxes paid in each state did not exceed 5% of total taxes paid during the year ended March 31, 2026.

We have adopted the changes issued by FASB in ASU 2023-09. These changes modify the rules on income tax disclosures, and require the disclosure of specific categories in the rate reconciliation, income taxes paid to federal, state, and foreign jurisdictions, and income from continuing operations before income taxes in domestic and foreign jurisdictions. As such, we have updated the income tax disclosure presentation for the year ended March 31, 2026 on a prospective basis to reflect the new guidance.

The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income before taxes was as follows:

	Year Ended March 31,	
	2026	
	(In thousands, except for percentages)	
	Amount	**Rate**
Statutory federal income tax rate	$ 23,653	21.00 %
Increase (reduction) in rate resulting from:		
State and local taxes, net of federal benefit	1,490	1.32 %
Foreign tax effects	(203)	(0.18) %
Federal tax credits:		
Work opportunity tax credit	(2,478)	(2.20) %
Research and development credit	(2,858)	(2.54) %
Other credits	(587)	(0.52) %
Nontaxable or nondeductible items	(336)	(0.30) %
Changes in unrecognized tax benefits	10,277	9.13 %
Other	548	0.49 %
Effective income tax rate	$ 29,506	26.20 %

During the year ended March 31, 2026, state taxes in Arizona, Florida and Texas made up the majority (greater than 50%) of the tax effect of the state and local income tax category.

As previously disclosed for the years ended March 31, 2025 and 2024, prior to adoption of ASU 2023-09, the difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income before taxes was as follows:

	Years Ended March 31,	
	2025	**2024**
	(In percentages)	
Statutory federal income tax rate	21.00 %	21.00 %
Increase (reduction) in rate resulting from:		
State and local taxes, net of federal benefit	2.47 %	4.78 %
Foreign rate differentials	0.24 %	0.03 %
Federal tax credits	(0.80) %	(0.58) %
Tax-exempt income	(0.06) %	(0.04) %
Dividends received deduction	(0.01) %	(0.01) %
Other	0.28 %	(0.01) %
Effective income tax rate	23.12 %	25.17 %

Deferred tax assets and liabilities are comprised as follows:

	March 31,	
	2026	**2025**
Deferred tax assets:	(In thousands)	
Benefit of tax net operating loss, interest and credit carryforwards	$ 293,309	$ 45,140
Accrued expenses	147,816	120,725
Policy benefit and losses, claims and loss expenses payable, net	37,006	36,072
Unrealized losses on investments	18,397	35,272
Capitalized expenditures	—	12,241
Operating leases	8,546	9,849
Other	—	540
Total deferred tax assets	$ 505,074	$ 259,839
Deferred tax liabilities:		
Property, plant and equipment	$ 2,044,657	$ 1,728,789
Operating leases	8,369	9,628
Deferred policy acquisition costs	8,911	11,342
Other	2,718	—
Total deferred tax liabilities	2,064,655	1,749,759
Net deferred tax liability	$ 1,559,581	$ 1,489,920

The net operating loss ("NOL") and credit carry-forwards in the above table are primarily attributable to $1,076.0 million of federal NOLs and $1,155.0 million of state NOLs. The federal NOLs as of March 31, 2026 have an indefinite life, but are subject to utilization limitations of 80% of taxable income. As of March 31, 2026 and 2025, we had state NOLs of $1,155.0 million and $816.8 million, respectively, that will expire between fiscal 2027 and 2046 for most jurisdictions, if not utilized. There is also $3.8 million of federal credit carryforwards and $3.9 million of state credit carryforwards. The federal credit carryovers will expire in fiscal year 2047 if they are not used. Whereas the state credit carryovers will expire between fiscal years 2031 and 2037.

The IRS completed and finalized their examination for tax years March 2014 through March 2021. During the third quarter of fiscal year 2026, we received $2.4 million related to this examination. We received another $117.0 million related to this examination during the fourth quarter of fiscal 2026. We are owed $10.0 million which is reflected in prepaid expense, plus interest of $2.0 million, which is reflected in trade receivables and reinsurance recoverables, net. The refund is being processed by the Centralized Case Processing department of the IRS.

No additional income taxes have been provided for any remaining undistributed foreign earnings or any additional outside basis difference inherent in these entities, as these amounts continue to be indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in these entities (i.e., basis difference in excess of that subject to the one-time transition tax) is not practicable.

We account for uncertainty in income taxes by recognizing the tax benefit or expense from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits and expenses recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period are as follows:

		Unrecognized Tax Benefits March 31,		
		2026		**2025**
		(In thousands)		
Unrecognized tax benefits beginning balance	$	83,597	$	81,976
Additions based on tax positions related to the current year		1,765		7,215
Reductions for tax positions of prior years		(6,097)		(5,594)
Additions for tax provisions of prior years		13,558		—
Unrecognized tax benefits ending balance	$	92,823	$	83,597

Included in the balance of unrecognized tax benefits as of March 31, 2026 and March 31, 2025 are $73.3 million and $66.0 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

We recognize interest related to unrecognized tax benefits as interest expense and penalties as income tax expenses. As of March 31, 2026 and 2025, the amount of interest accrued on unrecognized tax benefits was $19.3 million and $13.3 million, respectively, net of tax. During the current year, we recorded a benefit from interest in the amount of $6.0 million, net of tax. As of March 31, 2026 and 2025, the amount of penalties accrued on unrecognized tax benefits was $24.8 million and $21.8 million. As of March 31, 2026 and 2025, we recorded expense from penalties in the amount of $3.0 million and $1.6 million, respectively.

We file income tax returns in the U.S. federal jurisdiction, and various states and Canadian jurisdictions. While the Company has ongoing audits in various state jurisdictions, there have been no proposed or anticipated adjustments that would materially impact the consolidated financial statements. Our tax years remain open for examination by federal authorities for three years, state authorities for three to four years and Canadian authorities for four years.

The Canadian government issued draft Pillar Two legislation (Global Minimum Tax Act) on June 20, 2024. The Canadian legislation went into effect for our fiscal year beginning April 1, 2024. We have performed an assessment of the potential exposure to Pillar Two income taxes. Based on the assessment performed, the Pillar Two rules did not have an impact on the income tax provision or cash taxes for this year. We will continue to evaluate such legislation.

On July 4, 2025, the One Big Beautiful Bill ("OBBB") was enacted into law. OBBB extends the expiring tax provisions from the 2017 Tax Cuts and Jobs Act, reinstates immediate expensing of qualified business property and bonus depreciation and allows for full expensing of domestic research and experimental expenditures. We have evaluated the tax provisions of OBBB and the impact to our financial statements, and the newly enacted legislation does not have a material impact on our effective tax rate.

Note 16. Employee Benefit Plans

Profit Sharing Plans

We provide tax-qualified profit sharing retirement plans for the benefit of eligible employees, former employees and retirees in the United States and Canada. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary employer contributions. Amounts to be contributed are determined by the President and Chairman of the Board of Directors (the "Board") of the Company under the delegation of authority from the Board, pursuant to the terms of the Profit Sharing Plan. No contributions were made to the profit sharing plan during fiscal 2026, 2025 or 2024.

We also provide an employee savings plan which allows participants to defer income under Section 401(k) of the Internal Revenue Code of 1986.

ESOP Plan

We sponsor an Employee Stock Ownership Plan ("ESOP") that generally covers all employees with one year or more of service. The ESOP began as a leveraged plan where shares were pledged as collateral for its debt which was originally funded by U-Haul. We made annual contributions to the ESOP equal to the ESOP's debt service. As the debt was repaid, shares were released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. ESOP shares were committed to be released monthly and ESOP compensation expense was recorded based on the current market price at the end of the month. These shares then become outstanding for the earnings per share computations. In fiscal 2021 we de-levered the plan and now contributions are made at the discretion of management with expense being recognized upon the decision to contribute. ESOP compensation expense was $31.6 million, $30.2 million and $23.9 million for fiscal 2026, 2025 and 2024, respectively, which are included in operating expenses in the consolidated statements of operations.

In fiscal 2026, 2025 and 2024, the Company made non-leveraged contributions of $31.6 million, $30.2 million and $23.9 million, respectively to the Plan Trust. During fiscal 2026 and 2025 and 2024 ESOP purchased for allocation 665,589, 469,998 and 365,544, respectively, of non-leveraged Non-Voting Common Stock shares.

Shares held by the ESOP were as follows:

	Years Ended March 31,	
	2026	**2025**
	(In thousands)	
Allocated shares - Voting Common Stock	682	733
Allocated shares - Non-Voting Common Stock	7,999	7,845

Post Retirement and Post Employment Benefits

We provide a health reimbursement benefit to our eligible U.S. employees and their legal spouses upon retirement from the Company. For retirees between the ages of 62-64 with 35 or more years of full-time service, or ages 65 or higher with 25 or more years of full-time service or who were born in 1960 or earlier and hired in 2005 or earlier with 20 years of full-time service upon retirement to be awarded the health reimbursement benefit. The health reimbursement benefit is capped at a $20,000 lifetime maximum per covered person. Reimbursements are for amounts requested that are paid out of pocket after Medicare and any other medical policies in force.

In addition, retirees who have attained age sixty-five and earned at least twenty years of full-time service upon retirement from the Company are entitled to group term life insurance benefits. The life insurance benefit is $3,000 plus $100 for each year of employment over twenty years. The benefits are not funded, and claims are paid as they are incurred. We use a March 31 measurement date for our post retirement benefit disclosures.

The components of net periodic post retirement benefit cost were as follows:

		Years Ended March 31,	
	2026	**2025**	**2024**
	(In thousands)		
Service cost for benefits earned during the period	$ 677	$ 982	$ 1,188
Other components of net periodic benefit costs:			
Interest cost on accumulated postretirement benefit	1,484	1,499	1,469
Other components	(101)	(11)	(11)
Total other components of net periodic benefit costs	1,383	1,488	1,458
Net periodic postretirement benefit cost	$ 2,060	$ 2,470	$ 2,646

The fiscal 2026 and fiscal 2025 post retirement benefit liability included the following components:

		Years Ended March 31,	
		2026	**2025**
		(In thousands)	
Beginning of year	$	27,405	$ 28,326
Service cost for benefits earned during the period		677	982
Interest cost on accumulated post retirement benefit		1,484	1,499
Net benefit payments and expense		(1,399)	(1,327)
Actuarial gain		(210)	(496)
Prior service credit		—	(1,579)
Accumulated postretirement benefit obligation		27,957	27,405
Current liabilities		1,903	1,790
Non-current liabilities		26,053	25,614
Total post retirement benefit liability recognized in statement of financial position		27,956	27,404
Components included in accumulated other comprehensive income (loss):			
Unrecognized net loss		3,557	3,449
Cumulative net periodic benefit cost (in excess of employer contribution)	$	31,513	$ 30,853

The discount rate assumptions in computing the information above were as follows:

		Years Ended March 31,	
	2026	**2025**	**2024**
	(In percentages)		
Accumulated postretirement benefit obligation	5.57 %	5.45 %	5.34 %

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 became law. Net periodic post retirement benefit cost above includes the effect of the subsidy. The discount rate represents the expected yield on a portfolio of high grade (AA to AAA rated or equivalent) fixed income investments with cash flow streams sufficient to satisfy benefit obligations under the plan when due. Fluctuations in the discount rate assumptions primarily reflect changes in U.S. interest rates. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation as of the end of fiscal 2026 was 5.8% in the initial year and was projected to decline annually to an ultimate rate of 4.0% in fiscal 2047. The assumed health care cost trend rate used to measure the accumulated post retirement benefit obligation as of the end of fiscal 2025 (and used to measure the fiscal 2026 net periodic benefit cost) was 5.8% in the initial year and was projected to decline annually to an ultimate rate of 4.0% in fiscal 2047.

Post-employment benefits provided by us, other than upon retirement, are not material.

Future net benefit payments are expected as follows:

	Future Net Benefit Payments
	(In thousands)
Year-ended:	
2027	$ 1,902
2028	2,107
2029	2,302
2030	2,501
2031	2,708
2032 Through 2036	13,472
Total	$ 24,992

Note 17. Fair Value Measurements

Certain assets and liabilities are recorded at fair value on the consolidated balance sheets and are measured and classified based upon a three-tiered approach to valuation. Financial assets and liabilities are recorded at fair value and are classified and disclosed in one of the following three categories:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for identical or similar financial instruments in markets that are not considered to be active, or similar financial instruments for which all significant inputs are observable, either directly or indirectly, or inputs other than quoted prices that are observable, or inputs that are derived principally from or corroborated by observable market data through correlation or other means; and

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable. These reflect management's assumptions about the assumptions a market participant would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair values of investments available-for-sale are based on quoted market prices, dealer quotes or discounted cash flows.

Fair values of derivatives are based on pricing valuation models which include broker quotes.

The following tables represent the financial assets and liabilities on the consolidated balance sheets as of March 31, 2026 and March 31, 2025, that are measured at fair value on a recurring basis and the level within the fair value hierarchy.

As of March 31, 2026		Total		Level 1		Level 2		Level 3
				(In thousands)				
Assets								
Fixed maturities - available for sale	$	2,417,912	$	—	$	2,417,912	$	—
Preferred stock		5,887		5,887		—		—
Common stock		9,089		9,089		—		—
Derivatives		28,961		26,512		2,449		—
Total	$	2,461,849	$	41,488	$	2,420,361	$	—
Liabilities								
Derivatives	$	17,886	$	17,630	$	256	$	—
Embedded derivatives		8,937		—		—		8,937
Market risk benefits		12,113		—		—		12,113
Total	$	38,936	$	17,630	$	256	$	21,050

As of March 31, 2025		Total		Level 1		Level 2		Level 3
				(In thousands)				
Assets								
Fixed maturities - available for sale	$	2,479,498	$	—	$	2,479,498	$	—
Preferred stock		22,136		22,136		—		—
Common stock		43,413		43,413		—		—
Derivatives		13,200		8,819		4,381		—
Total	$	2,558,247	$	74,368	$	2,483,879	$	—
Liabilities								
Derivatives	$	777	$	—	$	777	$	—
Embedded derivatives		8,693		—		—		8,693
Market risk benefits		13,432		—		—		13,432
Total	$	22,902	$	—	$	777	$	22,125

We estimate the fair value for financial instruments not carried at fair value using the same methods and assumptions as those we carry at fair value. The financial instruments presented below are reported at carrying value on the consolidated balance sheets.

Cash equivalents were $830.4 million and $700.0 million as of March 31, 2026 and March 31, 2025, respectively. Fair values of cash equivalents approximate carrying value due to the short period of time to maturity.

Fair values of mortgage loans and notes on real estate are based on quoted market prices, dealer quotes or discounted cash flows. Fair values of trade receivables approximate their recorded value.

Our financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and notes receivable. Limited credit risk exists on trade receivables due to the diversity of our customer base and their dispersion across broad geographic markets. We place our temporary cash investments with financial institutions and limit the amount of credit exposure to any one financial institution.

We have mortgage loans, which potentially expose us to credit risk. The portfolio of loans is principally collateralized by self-storage facilities and commercial properties. We have not experienced any material losses related to the loans from individual or groups of loans in any particular industry or geographic area. The estimated fair values were determined using the discounted cash flow method and using interest rates currently offered for similar loans to borrowers with similar credit ratings.

The carrying and fair value of interest sensitive contract liabilities below includes fixed indexed and traditional fixed annuities without mortality or morbidity risks, funding agreements and payout annuities without life contingencies. The embedded derivatives within fixed indexed annuities without mortality or morbidity risks are excluded, as they are carried at fair value. The valuation of the investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using currently credited market interest rates.

Other investments are substantially current or bear reasonable interest rates. As a result, the carrying values of these financial instruments approximate fair value.

The following tables represent our financial instruments not carried at fair value on the consolidated balance sheets and corresponding placement in the fair value hierarchy:

			Fair Value Hierarchy		
As of March 31, 2026	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**
			(In thousands)		
Assets					
Trade receivables, net	$ 128,110	$ —	$ —	$ 128,110	$ 128,110
Mortgage loans, net	667,169	—	—	664,968	664,968
Policy loans	12,633	—	—	12,633	12,633
Total	$ 807,912	$ —	$ —	$ 805,711	$ 805,711
Liabilities					
Notes, loans and finance leases payable	$ 8,124,949	$ —	$ 7,363,642	$ —	$ 7,363,642
Liabilities from investment contracts	2,348,608	—	—	2,314,586	2,314,586
Total	$ 10,473,557	$ —	$ 7,363,642	$ 2,314,586	$ 9,678,228

		Fair Value Hierarchy				
As of March 31, 2025	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Estimated Fair Value**	
			(In thousands)			
Assets						
Trade receivables, net	$ 195,710	$ —	$ —	$ 195,710	$ 195,710	
Mortgage loans, net	657,567	—	—	639,162	639,162	
Policy loans	11,868	—	—	11,868	11,868	
Total	$ 865,145	$ —	$ —	$ 846,740	$ 846,740	
Liabilities						
Notes, loans and finance leases payable	$ 7,229,341	—	$ 6,703,510	$ —	$ 6,703,510	
Liabilities from investment contracts	2,502,729	—	—	2,436,537	2,436,537	
Total	$ 9,732,070	$ —	$ 6,703,510	$ 2,436,537	$ 9,140,047	

Note 18. Leases

We have lease agreements with lease and non-lease components, which are not accounted for separately. Additionally, for certain leases, we apply a portfolio approach to account for the operating lease right-of-use ("ROU") assets and liabilities as the leases are similar in nature and have nearly identical contract provisions. These leases, which are comprised primarily of storage rental locations, can have lease terms generally between 2 and 20 years. Covenants include the Company's responsibility for all maintenance and repairs during the term of the agreement.

Our equipment sale/leaseback transactions do not qualify as a sale. Equipment leases prior to adoption of ASC 842 were recorded as capital leases and classified as finance lease ROU assets and liabilities upon adoption. New sale leaseback transactions that fail to qualify as a sale are accounted for as a financial liability. We use our incremental borrowing rate based on information available at commencement date, including the rate for a fully collateralized loan that can either be fully amortized or financed with a residual at the end of the lease term, for a borrower with similar credit quality in order to determine the present value of lease payments. Our lease terms are generally 7 years, may include options to extend or terminate the lease, which are included in the calculation of ROU assets when it is reasonably certain that we will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Please see Note 10, Notes, Loans and Finance Leases Payable, net, of the Notes to Consolidated Financial Statements for additional information.

The following table shows the components of our ROU assets, net:

	As of March 31, 2026		
	Finance	**Operating**	**Total**
	(In thousands)		
Buildings and improvements	$ —	$ 64,151	$ 64,151
Furniture and equipment	—	—	—
Rental trailers and other rental equipment	—	—	—
Rental trucks	—	—	—
Right-of-use assets, gross	—	64,151	64,151
Less: Accumulated depreciation	—	(23,963)	(23,963)
Right-of-use assets, net	$ —	$ 40,188	$ 40,188

		As of March 31, 2025			
		Finance	**Operating**		**Total**
		(In thousands)			
Buildings and improvements	$	— $	71,330	$	71,330
Furniture and equipment		61	—		61
Rental trailers and other rental equipment		58,071	—		58,071
Rental trucks		309,475	—		309,475
Right-of-use assets, gross		367,607	71,330		438,937
Less: Accumulated depreciation		(228,909)	(25,305)		(254,214)
Right-of-use assets, net	$	138,698 $	46,025	$	184,723

As of March 31, 2026 and 2025, we had finance lease liabilities for the ROU assets, net of $0.0 million and $44.3 million, respectively, included in notes, loans and finance leases payable, net.

	Financing leases	
	March 31,	
	2026	**2025**
Weighted average remaining lease term (years)	—	0.6
Weighted average discount rate	— %	4.4 %

	Operating leases	
	March 31,	
	2026	**2025**
Weighted average remaining lease term (years)	26.0	24.1
Weighted average discount rate	4.7 %	4.6 %

For fiscal years 2026, 2025 and 2024, cash paid for leases included in our operating cash flow activities were $17.6 million, $20.8 million and $33.8 million, respectively, and our financing cash flow activities were $44.3 million, $73.3 million and $105.6 million, respectively.

The components of lease costs, including leases of less than 12 months, were as follows:

		Twelve Months Ended March 31,	
		2026	**2025**
		(In thousands)	
Operating lease costs	$	21,547 $	22,907
Finance lease cost:			
Amortization of right-of-use assets	$	8,193 $	29,014
Interest on lease liabilities		1,183	3,666
Total finance lease cost	$	9,376 $	32,680

The short-term lease costs for fiscal years 2026 and 2025 were not material.

Maturities of lease liabilities were as follows:

Year ending March 31,	Finance leases		Operating leases
	(In thousands)		
2027	$ —	$	9,487
2028	—		7,786
2029	—		5,391
2030	—		4,102
2031	—		3,606
Thereafter	—		53,757
Total lease payments	—		84,129
Less: imputed interest	—		(43,172)
Present value of lease liabilities	$ —	$	40,957

Note 19. Contingencies

Environmental

Compliance with environmental requirements of federal, state, provincial and local governments may affect the Company's business operations. Among other things, these requirements regulate the discharge of materials into the air, land and water and govern the use and disposal of hazardous substances. The Company is aware of issues regarding hazardous substances on some of its properties. The Company regularly makes capital and operating expenditures to stay in compliance with environmental laws and has put in place a remedial plan at each site where it believes such a plan is necessary.

Based upon the information currently available to the Company, compliance with environmental laws and its share of the costs of investigation and cleanup of known hazardous waste sites are not expected to result in a material adverse effect on the Company's financial position, results of operations or cash flows.

Other

We are named as a defendant in various other claims and litigation arising out of the normal course of business. In management's opinion, none of such other claims and litigation will have a material effect on our financial position and results of operations.

Note 20. Related Party Transactions

U-Haul Holding Company has engaged in related party transactions and has continuing related party interests with certain major stockholders, directors and officers of the consolidated group as disclosed below.

SAC Holding Corporation and SAC Holding II Corporation (collectively, "SAC Holdings") were established in order to acquire and develop self-storage properties. These properties are being managed by us pursuant to management agreements. SAC Holdings, Four SAC Self-Storage Corporation, Five SAC Self-Storage Corporation, Galaxy Investments, L.P. and 2015 SAC Self-Storage, LLC are substantially controlled by Blackwater Investments, Inc. ("Blackwater"). Blackwater is wholly owned by Willow Grove Holdings LP, which is owned by Mark V. Shoen (a significant stockholder), and various trusts associated with Edward J. Shoen (our Chairman of the Board, President and a significant stockholder) and Mark V. Shoen.

Related Party Revenues

	Years Ended March 31,		
	2026	2025	2024
	(In thousands)		
U-Haul management fee revenue from Blackwater	$ 29,987	$ 29,903	$ 29,702
U-Haul management fee revenue from Mercury	6,888	6,908	7,302
	$ 36,875	$ 36,811	$ 37,004

We currently manage the self-storage properties owned or leased by Blackwater and Mercury Partners, L.P. ("Mercury"), pursuant to a standard form of management agreement, under which we receive a management fee of between 4% and 10% of the gross receipts plus reimbursement for certain expenses. We received management fees, exclusive of reimbursed expenses, of $36.9 million, $37.1 million and $37.2 million from the above-mentioned entities during fiscal 2026, 2025 and 2024, respectively. This management fee is consistent with the fee received for other properties we previously managed for third parties. Mark V. Shoen controls the general partner of Mercury. The limited partner interests of Mercury are owned indirectly by James P. Shoen and various trusts benefiting Edward J. Shoen and James P. Shoen or their descendants.

Related Party Costs and Expenses

		Years Ended March 31,		
		2026	**2025**	**2024**
		(In thousands)		
U-Haul lease expenses to Blackwater	$	2,403 $	2,416 $	2,416
U-Haul printing expenses to Blackwater		5,761	4,624	3,681
U-Haul commission expenses to Blackwater		83,053	83,685	82,095
U-Haul lease expenses to Mercury		152	152	25
U-Haul commission expenses to Mercury		22,775	22,530	1,893
	$	114,144 $	113,407 $	90,110

We lease space for marketing company offices, vehicle repair shops and hitch installation centers from subsidiaries of Blackwater and Mercury. The terms of the leases are similar to the terms of leases for other properties owned by unrelated parties that are leased to us.

SAC Holdings provides ancillary and specialty printing services to us. The financial and other terms of the transactions are substantially identical to the terms of additional specialty printing vendors.

As of March 31, 2026, subsidiaries of Blackwater and Mercury acted as independent dealers. The financial and other terms of the dealership contracts with the aforementioned companies and their subsidiaries are substantially identical to the terms of those with our other independent dealers whereby commissions are paid by us based upon equipment rental revenues.

These agreements with subsidiaries of Blackwater and Mercury, excluding Dealer Agreements, provided revenues of $36.9 million, $36.8 million and $29.7 million, expenses of $8.3 million, $7.2 million and $2.4 million and cash flows of $34.4 million, $34.5 million and $27.3 million during fiscal 2026, 2025 and 2024, respectively. Revenues were $506.8 million, $512.8 million and $384.5 million and commission expenses were $105.8 million, $106.2 million and $82.1 million, respectively, related to Dealer Agreements for fiscal 2026, 2025 and 2024.

We determined that we do not have a variable interest pursuant to the VIE model under ASC 810 in the holding entities of Blackwater or in Mercury.

Related Party Assets

		March 31,	
		2026	**2025**
		(In thousands)	
U-Haul receivable from Blackwater	$	36,307 $	28,442
U-Haul receivable from Mercury		14,972	12,517
Other (a)		1,880	4,044
	$	53,159 $	45,003

(a) Timing differences for intercompany balances with insurance subsidiaries resulting from the three-month difference in reporting periods.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Reportable Segment Information

Our Chief Executive Officer serves as our chief operating decision-maker ("CODM"). The CODM uses net earnings available to common stockholders for each reportable segment in the annual budgeting and monthly forecasting processes and as a basis for making decisions about allocating capital and other resources to each segment and assessing performance.

U-Haul Holding Company has identified three reportable segments, which are consistent with its operating segments and are organized based primarily on the nature of services provided, as follows:

- Moving and Storage operations consist of the rental of trucks and trailers, sales of moving supplies, sales of towing accessories, sales of propane, and the rental of fixed and portable moving and storage units to the "do-it-yourself" mover and management of self-storage properties owned by others. Operations are conducted under the registered trade name U-Haul throughout the United States and Canada.

- Property and Casualty Insurance provides loss adjusting and claims handling for U-Haul through regional offices in the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove, Safetow, Safemove Plus, Safestor and Safehaul protection packages to U-Haul customers.

- Life Insurance provides life and health insurance products primarily to the senior market through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

The amounts presented in the following tables represent gross amounts at each segment before the elimination column. Intersegment revenues are not presented as they are immaterial.

We track revenues separately, but do not report any separate measure of the profitability for rental vehicles, rentals of self-storage spaces and sales of products. The information includes elimination entries necessary to consolidate U-Haul Holding Company, the parent, with its subsidiaries. Depreciation, net of gains on disposals, and total expenditures for property and equipment are only recorded within the Moving and Storage segment.

Revenues and net earnings available to common stockholders by reportable segment for the year ended March 31, 2026 were as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Revenues	$ 5,686,690	$ 141,202	$ 221,753	$ (11,826) (b,c)	$ 6,037,819
Costs and expenses:					
Personnel expenses	1,252,529	—	—	—	1,252,529
Equipment maintenance and repair expenses	815,069	—	—	—	815,069
Other operating expenses	354,874	—	—	—	354,874
Other segment items	933,721	51,201	16,971	(9,003) (b,c)	992,890
Operating expenses	3,356,193	51,201	16,971	(9,003)	3,415,362
Commission expenses	416,231	—	—	—	416,231
Cost of product sales	246,860	—	—	—	246,860
Benefits and losses	—	22,506	169,691	—	192,197
Amortization of deferred policy acquisition costs	—	—	19,652	—	19,652
Lease expense	21,547	298	131	(2,712) (b)	19,264
Depreciation, net of (gains) losses on disposal	1,287,021	—	—	—	1,287,021
Net (gains) losses on disposal of real estate	8,611	—	—	—	8,611
Total costs and expenses	5,336,463	74,005	206,445	(11,715)	5,605,198
Earnings from operations before equity in earnings of subsidiaries	350,227	67,197	15,308	(111)	432,621
Equity in earnings of subsidiaries	63,004	—	—	(63,004) (d)	—
Earnings from operations	413,231	67,197	15,308	(63,115)	432,621
Other components of net periodic benefit costs	(1,383)	—	—	—	(1,383)
Other interest income	47,597	—	—	(336) (b)	47,261
Interest expense	(364,868)	—	(336)	447 (b)	(364,757)
Fees on early extinguishment of debt and costs of defeasance	(1,108)	—	—	—	(1,108)
Pretax earnings	93,469	67,197	14,972	(63,004)	112,634
Income tax expense	(10,341)	(16,186)	(2,979)	—	(29,506)
Net earnings available to common stockholders	$ 83,128	$ 51,011	$ 11,993	$ (63,004)	$ 83,128

(a) Balances for the year ended December 31, 2025

(b) Eliminate intercompany lease / interest income

(c) Eliminate intercompany premiums

(d) Eliminate equity in earnings of subsidiaries

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues and net earnings available to common stockholders by reportable segment for the year ended March 31, 2025 were as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
			(In thousands)			
Revenues	$ 5,492,774	$ 125,164	$ 221,869	$ (11,142) (b,c)	$	5,828,665
Costs and expenses:						
Personnel expenses	1,191,084	—	—	—		1,191,084
Equipment maintenance and repair expenses	785,592	—	—	—		785,592
Other operating expenses	278,450	—	—	—		278,450
Other segment items	953,514	47,729	26,331	(7,229) (b,c)		1,020,345
Operating expenses	3,208,640	47,729	26,331	(7,229)		3,275,471
Commission expenses	407,368	—	—	—		407,368
Cost of product sales	234,145	—	—	—		234,145
Benefits and losses	—	22,313	160,436	—		182,749
Amortization of deferred policy acquisition costs	—	—	18,333	—		18,333
Lease expense	22,907	377	127	(2,908) (b)		20,503
Depreciation, net of (gains) losses on disposal	958,184	—	—	—		958,184
Net (gains) losses on disposal of real estate	15,758	—	—	—		15,758
Total costs and expenses	4,847,002	70,419	205,227	(10,137)		5,112,511
Earnings from operations before equity in earnings of subsidiaries	645,772	54,745	16,642	(1,005)		716,154
Equity in earnings of subsidiaries	55,280	—	—	(55,280) (d)		—
Earnings from operations	701,052	54,745	16,642	(56,285)		716,154
Other components of net periodic benefit costs	(1,488)	—	—	—		(1,488)
Other interest income	59,489	—	—	(432) (b)		59,057
Interest expense	(296,721)	—	(432)	1,437 (b)		(295,716)
Fees on early extinguishment of debt and costs of defeasance	(495)	—	—	—		(495)
Pretax earnings	461,837	54,745	16,210	(55,280)		477,512
Income tax expense	(94,747)	(11,693)	(3,982)	—		(110,422)
Net earnings available to common stockholders	$ 367,090	$ 43,052	$ 12,228	$ (55,280)	$	367,090

(a) Balances for the year ended December 31, 2024

(b) Eliminate intercompany lease / interest income

(c) Eliminate intercompany premiums

(d) Eliminate equity in earnings of subsidiaries

F-43

Revenues and net earnings available to common stockholders by reportable segment for the year ended March 31, 2024 were as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
			(In thousands)			
Revenues	$ 5,294,928	$ 123,085	$ 219,202	$ (11,541)	(b,c) $	5,625,674
Costs and expenses:						
Personnel expenses	1,134,334	—	—	—		1,134,334
Equipment maintenance and repair expenses	828,725	—	—	—		828,725
Other operating expenses	213,423	—	—	—		213,423
Other segment items	890,210	48,332	19,594	(8,147)	(b,c)	949,989
Operating expenses	3,066,692	48,332	19,594	(8,147)		3,126,471
Commission expenses	384,079	—	—	—		384,079
Cost of product sales	241,563	—	—	—		241,563
Benefits and losses	—	11,878	155,157	—		167,035
Amortization of deferred policy acquisition costs	—	—	24,238	—		24,238
Lease expense	34,609	366	61	(2,382)	(b)	32,654
Depreciation, net of (gains) losses on disposal	663,931	—	—	—		663,931
Net (gains) losses on disposal of real estate	7,914	—	—	—		7,914
Total costs and expenses	4,398,788	60,576	199,050	(10,529)		4,647,885
Earnings from operations before equity in earnings of subsidiaries	896,140	62,509	20,152	(1,012)		977,789
Equity in earnings of subsidiaries	65,109	—	—	(65,109)	(d)	—
Earnings from operations	961,249	62,509	20,152	(66,121)		977,789
Other components of net periodic benefit costs	(1,458)	—	—	—		(1,458)
Other interest income	120,501	—	—	(480)	(b)	120,021
Interest expense	(257,187)	—	(480)	1,492	(b)	(256,175)
Pretax earnings	823,105	62,509	19,672	(65,109)		840,177
Income tax expense	(194,398)	(12,931)	(4,141)	—		(211,470)
Net earnings available to common stockholders	$ 628,707	$ 49,578	$ 15,531	$ (65,109)		$ 628,707

(a) Balances for the year ended December 31, 2023

(b) Eliminate intercompany lease / interest income

(c) Eliminate intercompany premiums

(d) Eliminate equity in earnings of subsidiaries

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant segment expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Other segment items for the reportable segments consist of insurance related expenses and obligations.

Gross capital expenditures by reportable segment as of March 31, 2026, 2025 and 2024 were as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
	(In thousands)				
Gross capital expenditures as of March 31, 2026	$ 3,154,325	$ -	$ -	$ -	$ 3,154,325
Gross capital expenditures as of March 31, 2025	$ 3,457,124	$ -	$ -	$ (4,643)	$ 3,452,481
Gross capital expenditures as of March 31, 2024	$ 2,992,898	$ -	$ -	$ -	$ 2,992,898

(a) Balances for the year ended December 31, 2025, 2024 and 2023

Total assets by reportable segment as of March 31, 2026, 2025 and 2024 were as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
	(In thousands)				
Total assets as of March 31, 2026	$ 18,687,591	$ 485,434	$ 3,003,054	$ (673,290)	$ 21,502,789
Total assets as of March 31, 2025	$ 17,522,952	$ 535,032	$ 3,066,907	$ (645,721)	$ 20,479,170
Total assets as of March 31, 2024	$ 16,149,748	$ 501,566	$ 2,990,903	$ (583,459)	$ 19,058,758

(a) Balances for the year ended December 31, 2025, 2024 and 2023

Note 22. Geographic Area Data

	United States	Canada	Consolidated
	(All amounts are in thousands U.S. $'s)		
Fiscal Year Ended March 31, 2026			
Total revenues	$ 5,719,029 $	318,790 $	6,037,819
Depreciation and amortization, net of (gains) losses on disposal	1,260,641	54,643	1,315,284
Interest expense	362,281	2,476	364,757
Pretax earnings (losses)	113,117	(483)	112,634
Income tax expense	28,911	595	29,506
Identifiable assets	20,539,356	963,433	21,502,789

	United States	Canada	Consolidated
	(All amounts are in thousands U.S. $'s)		
Fiscal Year Ended March 31, 2025			
Total revenues	$ 5,530,009 $	298,656 $	5,828,665
Depreciation and amortization, net of (gains) losses on disposal	956,858	35,417	992,275
Interest expense	293,712	2,004	295,716
Pretax earnings	468,152	9,360	477,512
Income tax expense	107,314	3,108	110,422
Identifiable assets	19,564,233	914,937	20,479,170

	United States	Canada	Consolidated
	(All amounts are in thousands U.S. $'s)		
Fiscal Year Ended March 31, 2024			
Total revenues	$ 5,337,502 $	288,172 $	5,625,674
Depreciation and amortization, net of (gains) losses on disposal	690,429	5,654	696,083
Interest expense	253,388	2,787	256,175
Pretax earnings	816,238	23,939	840,177
Income tax expense	206,154	5,316	211,470
Identifiable assets	18,256,637	802,121	19,058,758

Note 23. Revenue Recognition

Revenue Recognized in Accordance with ASC Topic 606

ASC Topic 606, *Revenue from Contracts with Customers*, outlines a five-step model for entities to use in accounting for revenue arising from contracts with customers. The standard applies to all contracts with customers except for leases, insurance contracts, financial instruments, certain nonmonetary exchanges and certain guarantees. The standard also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

We enter into contracts that may include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of amounts collected from customers for taxes, such as sales tax, and remitted to the applicable taxing authorities. We account for a contract under Topic 606 when it has approval and commitment from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and collectability of consideration is probable. For contracts scoped into this standard, revenue is recognized when (or as) the performance obligations are satisfied by means of transferring goods or services to the customer as applicable to each revenue stream as discussed below. There were no material contract assets or liabilities for both fiscal 2026 and 2025.

Sales of self-moving and self-storage related products are recognized at the time that title passes and the customer accepts delivery. The performance obligations identified for this portfolio of contracts include moving and storage product sales, installation services and/or propane sales. Each of these performance obligations has an observable stand-alone selling price. We concluded that the performance obligations identified are satisfied at a point in time. The basis for this conclusion is that the customer does not receive the product/propane or benefit from the installation services until the related performance obligation is satisfied. These products/services being provided have an alternative use as they are not customized and can be sold/provided to any customer. In addition, we only have the right to receive payment once the products have been transferred to the customer or the installation services have been completed. Although product sales have a right of return policy, our estimated obligation for future product returns is not material to the financial statements at this time.

Property management fees are recognized over the period that agreed-upon services are provided. The performance obligation for this portfolio of contracts is property management services, which represents a series of distinct days of service, each of which is comprised of activities that may vary from day to day. However, those tasks are activities to fulfill the property management services and are not separate promises in the contract. We determined that each increment of the promised service is distinct. This is because the customer can benefit from each increment of service on its own and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the entity's ability to fulfill another day of service or the benefit to the customer of another day of service. As such, we concluded that the performance obligation is satisfied over time. Additionally, in certain contracts the Company has the ability to earn an incentive fee based on operational results. We measure and recognize the progress toward completion of the performance obligation on a quarterly basis using the most likely amount method to determine an accrual for the incentive fee portion of the compensation received in exchange for the property management service. The variable consideration recognized is subject to constraints due to a range of possible consideration amounts based on actual operational results.

Other revenue consists of numerous services or rentals, of which U-Box contracts and service fees from Moving Help are the main components. The performance obligations identified for U-Box contracts are fees for rental, storage and shipping of U-Box portable moving and storage units to a specified location, each of which are distinct. A contract may be partially within the scope of Topic 606 and partially within the scope of other topics. The rental and storage obligations in U-Box contracts meet the definition of a lease in Topic 842 (as described below), while the shipping obligation represents a contract with a customer accounted for under Topic 606. Therefore, we allocate the total transaction price between the performance obligations of storage fees and rental fees and the shipping fees on a standalone selling price basis. U-Box shipping fees are collected once the shipment is in transit. Shipping fees in U-Box contracts are set at the initiation of the contract based on the shipping origin and destination, and the performance obligation is satisfied over time. U-Box shipping contracts span over a relatively short period of time, and the majority of these contracts begin and end within the same fiscal year. Moving Help services fees are recognized in accordance with Topic 606. Moving Help services are generated as we provide a neutral venue for the connection between the service provider and the customer for agreed-upon services. We do not control the specified services provided by the service provider before that service is transferred to the customer.

Deferred income primarily relates to payments received from customers prior to satisfaction of our performance obligations. Of the $52.9 million and $51.2 million recorded as unearned revenues as of March 31, 2025 and 2024, $52.8 million and $49.6 million, respectively was recognized as revenue for the years ended March 31, 2026 and 2025, respectively.

Revenue Recognized in Accordance with Topic 842

The Company's self-moving rental revenues meet the definition of a lease pursuant to the guidance in ASC Topic 842, *Leases,* because those substitution rights do not provide an economic benefit to the Company that would exceed the cost of exercising the right. Please see Note 18, Leases, of the Notes to Consolidated Financial Statements.

Self-moving equipment rentals are recognized over the contract period that trucks and moving equipment are rented. We offer two types of self-moving rental contracts, one-way rentals and in-town rentals, which have varying payment terms. Customer payment is received at the initiation of the contract for one-way rentals which covers an allowable limit for equipment usage. An estimated fee in the form of a deposit is received at the initiation of the contract for in-town rentals, and final payment is received upon the return of the equipment based on actual fees incurred. Self-moving rental contracts span a relatively short period of time, and the majority of these contracts began and ended within the same fiscal year.

Self-storage revenues are recognized as earned over the contract period based upon the number of paid storage contract days.

We lease portions of our operating properties to tenants under agreements that are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of our rental expenses, including common area maintenance, real estate taxes and insurance, are recovered from our customers and these are included in self-storage revenues.

The following table summarizes the minimum lease payments due from our customers and operating property tenants on leases for the next five years and thereafter:

	Year Ended March 31,					
	2027	**2028**	**2029**	**2030**	**2031**	**Thereafter**
	(In thousands)					
Self-moving equipment rental revenues	$ 5,043	$ —	$ —	$ —	$ —	$ —
Property lease revenues	18,615	13,768	9,987	7,245	4,739	25,543
Total	$ 23,658	$ 13,768	$ 9,987	$ 7,245	$ 4,739	$ 25,543

The amounts above do not reflect future rental revenue from the renewal or replacement of existing leases.

Revenue Recognized in Accordance with Other Topics

Traditional life and Medicare supplement insurance premiums are recognized as revenue over the premium-paying periods of the contracts when due from the policyholders. For products where premiums are due over a significantly shorter duration than the period over which benefits are provided, such as our single premium whole life product, premiums are recognized when received and excess profits are deferred and recognized in relation to the insurance in force.

Property and casualty insurance premiums are recognized as revenue over the policy periods. Interest and investment income are recognized as earned.

Net investment and interest income has multiple components. Interest income from bonds and mortgage notes are recognized when earned. Dividends on common and preferred stocks are recognized on the ex-dividend dates. Realized gains and losses on the sale or exchange of investments are recognized at the trade date.

In the following tables, the revenue is disaggregated by timing of revenue recognition:

		Years Ended March 31,				
		2026		2025		2024
		(In thousands)				
Revenues recognized over time	$	367,318	$	344,401	$	312,659
Revenues recognized at a point in time		394,135		390,592		401,743
Total revenues recognized under ASC 606	$	761,453	$	734,993	$	714,402
Revenues recognized under ASC 842	$	4,920,818	$	4,753,584	$	4,575,486
Insurance premium revenues recognized under ASC 944		192,444		188,114		189,318
Net investment and interest income recognized under other topics		163,104		151,974		146,468
Total revenues	$	6,037,819	$	5,828,665	$	5,625,674

In the above table, the revenues recognized over time include property management fees, the shipping fees associated with U-Box rentals and a portion of other revenues. Revenues recognized at a point in time include self-moving equipment rentals, self-moving and self-storage products and service sales and a portion of other revenues.

We recognized liabilities resulting from contracts with customers for self-moving equipment rentals, self-storage revenues, U-Box revenues and tenant revenues, in which the length of the contract goes beyond the reported period end, although rental periods of the equipment, storage and U-Box contract are generally short-term in nature. The timing of revenue recognition results in liabilities that are reflected in deferred income on the balance sheet.

Note 24. **Allowance for Credit Losses**

Mortgage Loans, Net

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at amortized cost. Modeling for the Company's mortgage loans is based on inputs most highly correlated to defaults, including loan-to-value, occupancy, and payment history. Historical credit loss experience provides additional support for the estimation of expected credit losses. In assessing the credit losses, the portfolio is reviewed on a collective basis, using loan-specific cash flows to determine the fair value of the collateral in the event of default. Adjustments to this analysis are made to assess loans with a loan-to-value of 65% or greater. These loans are evaluated on an individual basis and loan specific risk characteristics such as occupancy levels, expense, income growth and other relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts.

When management determines that credit losses are expected to occur, an allowance for expected credit losses based on the fair value of the collateral is recorded.

There were no delinquent commercial mortgage loans as of March 31, 2026 and March 31, 2025. As of March 31, 2026 and March 31, 2025, the Company had no commercial mortgage loans in non-accrual status. The Company had no unfunded commitment balance to commercial loan borrowers as of March 31, 2026.

Reinsurance Recoverables

Reinsurance recoverables on paid and unpaid benefits was less than 1% of the total assets as of March 31, 2026, which is immaterial based on historical loss experience and high credit rating of the reinsurers.

Premium Receivables

Premium receivables were $1.1 million and $4.1 million as of March 31, 2026 and March 31, 2025, respectively, in which the credit loss allowance is immaterial based on our ability to cancel the policy if the policyholder does not pay premiums.

The following table details the changes in the Company's reserve allowance for credit losses for trade receivables, fixed maturities and investments, other:

	Allowance for Credit Losses			
	Trade Receivables	Fixed Maturity Securities	Investments, other	Total
	(In thousands)			
Balance as of March 31, 2024	$ 6,236	$ 1,052	$ 817	$ 8,105
Provision for (reversal of) credit losses	10,534	2,052	(369)	12,217
Write-offs against allowance	(11,688)	—	—	(11,688)
Recoveries	—	—	—	—
Balance as of March 31, 2025	$ 5,082	$ 3,104	$ 448	$ 8,634
Provision for (reversal of) credit losses	3,216	856	—	4,072
Write-offs against allowance	(5,065)	—	—	(5,065)
Recoveries	—	—	—	—
Balance as of March 31, 2026	$ 3,233	$ 3,960	$ 448	$ 7,641

Note 25. Reinsurance and Policy Benefits and Losses, Claims and Loss Expenses Payable

During their normal course of business, our insurance subsidiaries assume and cede reinsurance on both a coinsurance and a risk premium basis.

	Direct Amount (a)	Ceded to Other Companies	Assumed from Other Companies	Net Amount (a)	Percentage of Amount Assumed to Net
			(In thousands)		
Year ended March 31, 2026					
Life insurance in force	$ 791,894	$ 47	$ 187,335	$ 979,182	19 %
Premiums earned:					
Life	$ 42,408	$ 2	$ 3,027	$ 45,433	7 %
Accident and health	23,308	25	11,960	35,243	34 %
Annuity	6	—	295	301	98 %
Property and casualty	105,119	—	—	105,119	— %
Total	$ 170,841	$ 27	$ 15,282	$ 186,096	
Year ended March 31, 2025					
Life insurance in force	$ 857,756	$ 47	$ 246,552	$ 1,104,261	22 %
Premiums earned:					
Life	$ 46,038	$ —	$ 4,519	$ 50,557	9 %
Accident and health	32,239	84	590	32,745	2 %
Annuity	254	—	151	405	37 %
Property and casualty	98,900	—	—	98,900	— %
Total	$ 177,431	$ 84	$ 5,260	$ 182,607	
Year ended March 31, 2024					
Life insurance in force	$ 909,894	$ 48	$ 278,445	$ 1,188,291	23 %
Premiums earned:					
Life	$ 49,184	$ 1	$ 4,183	$ 53,366	8 %
Accident and health	35,324	95	844	36,073	2 %
Annuity	157	—	149	306	49 %
Property and casualty	94,802	—	—	94,802	— %
Total	$ 179,467	$ 96	$ 5,176	$ 184,547	

(a)   Balances are reported net of inter-segment transactions.

Policy benefits and losses, claims and loss expenses payable for Property and Casualty Insurance were as follows:

	March 31,	
	2026	**2025**
	(In thousands)	
Unpaid losses and loss adjustment expense	$ 114,758	$ 125,605
Reinsurance losses payable	1,294	1,247
Total	$ 116,052	$ 126,852

Activity in the liability for unpaid losses and loss adjustment expenses for Property and Casualty Insurance is summarized as follows:

	March 31,		
	2026	**2025**	**2024**
	(In thousands)		
Balance at January 1	$ 125,605	$ 131,192	$ 151,874
Less: reinsurance recoverable	32,369	36,188	41,329
Net balance as of January 1	93,236	95,004	110,545
Incurred related to:			
Current year	30,674	30,293	25,396
Prior years	(7,752)	(7,663)	(13,153)
Total incurred	22,922	22,630	12,243
Paid related to:			
Current year	9,668	10,221	9,414
Prior years	21,619	14,177	18,369
Total paid	31,287	24,398	27,783
Net balance as of December 31	84,871	93,236	95,004
Plus: reinsurance recoverable	29,887	32,369	36,188
Balance at December 31	$ 114,758	$ 125,605	$ 131,192

The liability for incurred losses and loss adjustment expenses (net of reinsurance recoverable of $29.9 million, $32.4 million and $36.2 million for fiscal 2026, 2025 and 2024, respectively) decreased by $10.8 million, $5.6 million and $20.7 million for fiscal 2026, 2025 and 2024, respectively. The prior period favorable development for fiscal 2026 was driven primarily by excess workers' compensation claims, supplemental liability claims and commercial automobile claims. The prior period favorable development for fiscal 2025 and 2024 were driven primarily by excess workers' compensation claims. These changes are a result of ongoing analysis of claims emergence patterns and loss trends.

To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, Repwest would remain liable for the unpaid losses and loss expenses.

The information about property and casualty incurred and paid loss and loss adjustment expense development for fiscal 2020 through 2026 and the average annual percentage payout of incurred claims by age as of fiscal 2026, is presented as supplementary information. Claims data for fiscal 2020 through 2025 is unaudited. Claims data for fiscal 2026 is audited.

Cumulative Incurred Claims and Allocated Claims Adjustment Expenses, Net of Reinsurance

| | | | | | | | | As of March 31, 2026 | |
| | | | | | | | | Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported | Cumulative Number of Reported |
Accident Year	2020	2021	2022	2023	2024	2025	2026	Claims	Claims
				(In thousands, except claim counts)					
2020	22,138	26,316	27,316	27,831	27,793	25,766	25,163	43	12,043
2021		20,671	17,485	17,107	14,561	14,005	14,005	—	11,556
2022			28,982	25,337	24,484	22,404	22,235	138	14,203
2023				27,570	28,436	27,698	24,645	437	13,180
2024					25,396	25,611	24,064	1,757	14,114
2025						30,293	29,225	4,944	13,352
2026							30,674	14,330	13,791
							Total	21,649	

The following table presents paid claims development as of fiscal 2026 net of reinsurance. Claims data for fiscal 2020 through 2025 is unaudited. Claims data for fiscal 2026 is audited.

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
(In thousands)

Accident Year	2020	2021	2022	2023	2024	2025	2026
2020	7,366	14,737	19,215	21,598	25,122	25,239	25,095
2021		7,665	11,114	12,521	13,510	14,005	14,005
2022			11,040	14,831	16,829	18,550	20,887
2023				10,572	18,444	22,266	23,799
2024					9,414	14,336	19,151
2025						10,222	17,783
2026							9,668
						Total	130,388
All outstanding liabilities before 2020, net of reinsurance							45,316
Liabilities for claims and claim adjustment expenses, net of reinsurance							84,871

The reconciliation of the net incurred and paid claims development tables for the liability for claims and claims adjustment expenses is as follows:

	March 31, 2026
	(In thousands)
Liabilities for unpaid Property and Casualty claims and claim adjustment expenses, net of reinsurance	$ 84,871
Total reinsurance recoverable on unpaid Property and Casualty claims	$ 29,887
Total gross liability for unpaid Property and Casualty claims and claim adjustment expense	$ 114,758

The following is supplementary information about average historical claims duration as of March 31, 2026. The following is unaudited.

Average Annual Percentage Payout of Incurred Claims by Age, net of Reinsurance

(In percentages)

Years	1	2	3	4	5	6	7
Property and Casualty Insurance	40.3 %	24.9 %	14.5 %	7.6 %	9.4 %	0.2 %	(0.6) %

Note 26. Deferred Policy Acquisition Costs, Net

The following tables present a roll-forward of deferred policy acquisition costs related to long-duration contracts for the periods ended March 31, 2026 and 2025.

	Year Ended March 31, 2026			
	Deferred Annuities	Life Insurance	Health Insurance	Total
	(In thousands)			
Balance, beginning of year	$ 60,480	$ 57,986	$ 3,263	$ 121,729
Capitalization	7,748	2,944	83	10,775
Amortization expense	(11,248)	(7,639)	(765)	(19,652)
Balance, end of period	$ 56,980	$ 53,291	$ 2,581	$ 112,852

	Year Ended March 31, 2025			
	Deferred Annuities	Life Insurance	Health Insurance	Total
	(In thousands)			
Balance, beginning of year	$ 54,748	$ 62,425	$ 4,051	$ 121,224
Capitalization	15,033	3,689	116	18,838
Amortization expense	(9,301)	(8,128)	(904)	(18,333)
Balance, end of period	$ 60,480	$ 57,986	$ 3,263	$ 121,729

Note 27. Life Insurance Liabilities

The following tables summarize balances and changes in the liability for future policy benefits for life insurance contracts and a reconciliation to policy benefits and losses, claims and loss expenses payable.

	Year Ended March 31,	
	2026	**2025**
	(In thousands)	
Present value of expected net premiums		
Balance, beginning of year	$ 182,658	$ 205,389
Beginning balance at original discount rate	$ 185,508	$ 204,306
Effect of changes in cash flow assumptions	(2,564)	(1,761)
Effect of actual variances from expected experience	(1,994)	(483)
Adjusted beginning of year balance	$ 180,950	$ 202,062
Issuances	3,888	9,278
Interest accrual	8,867	10,022
Net premium collected	(32,590)	(35,854)
Other	—	—
Ending balance at original discount rate	$ 161,115	$ 185,508
Effect of changes in discount rate assumptions (AOCI)	1,539	(2,850)
Balance, end of period	$ 162,654	$ 182,658
Present value of expected future policy benefits		
Balance, beginning of year	$ 482,805	$ 522,122
Beginning balance at original discount rate	$ 490,975	$ 514,113
Effect of changes in cash flow assumptions	(3,490)	(2,697)
Effect of actual variances from expected experiences	(3,540)	(1,847)
Adjusted beginning of year balance	$ 483,945	$ 509,569
Issuances	3,888	9,278
Interest accrual	23,712	25,275
Benefit payments	(53,014)	(53,147)
Other	—	—
Ending balance at original discount rate	$ 458,531	$ 490,975
Effect of changes in discount rate assumptions (AOCI)	5,400	(8,170)
Balance, end of period	$ 463,931	$ 482,805
End of period, LFPB net	301,277	300,147
Payout annuities and market risk benefits	22,703	24,523
Health insurance	16,333	10,071
Life and annuity claims in course of settlement and claims incurred but not yet reported / Reinsurance losses payable	20,595	25,426
Life DPL / Other life and health	8,743	8,686
LFPB flooring effect	—	61
Life Insurance end of period balance	369,651	368,914
Moving and Storage balance	454,171	361,755
Property and Casualty Insurance balance	116,052	126,852
Policy benefits and losses, claims and loss expense balance, end of period	**939,874**	**857,521**

The following tables provide the amount of undiscounted and discounted expected gross premiums and expected future benefits and expenses for life insurance contracts, it summarizes the actual experience and expected experience for mortality and lapses of the liability for future policy benefits for life insurance contracts and provides the weighted-average durations and interest rates of the liability for future policy benefits for life insurance contracts:

		Year Ended March 31,		
		2026		**2025**
		(In thousands, except for percentages and weighted average information)		
Expected gross premiums				
Undiscounted balance	$	301,372	$	341,117
Discounted balance at original discount rate	$	233,798	$	264,878
Discounted balance at current discount rate	$	236,127	$	260,455
Expected policy benefits				
Undiscounted balance	$	656,354	$	704,682
Discounted balance at original discount rate	$	458,531	$	490,975
Discounted balance at current discount rate	$	463,931	$	482,805
Mortality, lapses and morbidity				
Mortality actual experience		5.94%		4.83%
Mortality expected experience		6.50%		5.40%
Lapses actual experience		2.23%		2.28%
Lapses expected experience		3.08%		2.70%
Premiums and interest expense				
Gross premiums (1)	$	45,430	$	49,429
Interest expense (2)	$	14,846	$	15,253
Expected duration (persistency) of policies in-force (years)		6.6		6.7
Weighted average original interest rate of the liability for future policy benefits		4.90%		4.96%
Weighted average current interest rate of the liability for future policy benefits		4.20%		4.99%

(1) Gross premiums are related to life insurance and are included in Life insurance premiums.
(2) Interest expense is included in Policy benefits and losses, claims and loss expenses payable.

The following tables present the balances and changes in Liabilities from investment contracts account balances:

	Year Ended March 31, 2026
	(In thousands, except for the average credited rate)
Beginning of year	$ 2,511,422
Deposits received	279,834
Surrenders and withdrawals	(499,737)
Benefit payments	(30,506)
Interest credited	96,532
Other	—
End of period	$ 2,357,545
Weighted average credited rate (percentage)	3.97
Cash surrender value	$ 2,071,384

	Year Ended March 31, 2025
	(In thousands, except for the average credited rate)
Beginning of year	$ 2,411,352
Deposits received	496,603
Surrenders and withdrawals	(446,951)
Benefit payments	(40,915)
Interest credited	84,920
Other	6,413
End of period	$ 2,511,422
Weighted average credited rate (percentage)	3.45
Cash surrender value	$ 2,164,100

Note 28. Statutory Financial Information of Insurance Subsidiaries

Applicable laws and regulations of the States of Arizona, Nevada, Texas and Oklahoma require Property and Casualty Insurance and Life Insurance to maintain minimum capital and surplus determined in accordance with statutory accounting principles. Statutory net income and statutory capital and surplus for the years ended are listed below:

		Years Ended March 31,		
		2026	**2025**	**2024**
		(In thousands)		
Repwest:				
Statutory net income (loss)	$	60,181 $	43,247 $	43,028
Statutory capital and surplus		333,206	383,088	342,026
ARCOA:				
Statutory net income (loss)		3,539	1,727	1,891
Statutory capital and surplus		22,552	18,094	16,063
Oxford:				
Statutory net income (loss)		11,842	759	212
Statutory capital and surplus		241,795	235,319	247,039
CFLIC:				
Statutory net income (loss)		2,837	3,854	2,050
Statutory capital and surplus		24,345	23,975	22,478
NAI:				
Statutory net income (loss)		—	—	887
Statutory capital and surplus		—	—	9,775

The amount of dividends that can be paid to stockholders by Oxford and Repwest which are domiciled in the State of Arizona is limited. There are restrictions on the ability of our insurance subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. Their ordinary dividends are limited to the lower of 10% of prior year statutory surplus or the statutory net gain from operations for the preceding 12 months, if such insurer is a life insurer, or preceding 12 months net income, if such insurer is not a life insurer. Any extraordinary dividend, loans or advances to us from the insurance subsidiaries must be approved by the domiciliary insurance commissioner. Any dividend in excess of the limit requires prior regulatory approval. The statutory surplus for Repwest as of March 31, 2026 that could be distributed as ordinary dividends in fiscal 2027 is $33.3 million. The statutory surplus for Oxford as of March 31, 2026 that could be distributed as ordinary dividends in fiscal 2027 is $15.5 million. Repwest paid a $100.0 million dividend in fiscal 2026 and did not pay a dividend to U-Haul Holding Company in fiscal 2025 or 2024. Repwest received approval from the Arizona Department of Insurance for the $100.0 million dividend in fiscal 2026, that was in excess of the $38.3 million limit. Oxford did not pay a dividend to U-Haul Holding Company in fiscal 2026, 2025 or 2024. Restricted net assets for Property and Casualty Insurance and Life Insurance were $199.7 million and $230.1 million as of March 31, 2026 and 2025, respectively.

For our insurance subsidiaries, statutory accounting principles ("SAP") differ from GAAP primarily in that: (i) premiums from deferred annuities are recognized as revenue under SAP, while they are accounted for as liabilities from investment contracts under GAAP; (ii) policy acquisition costs are expensed as incurred under SAP, while DAC is amortized on a constant-level basis over the expected term of the grouped contracts under GAAP; (iii) policy benefits and losses are established using different actuarial assumptions; and (iv) investments are valued on a different basis and valuation allowances attributable to investments are different. In addition, certain assets are not admitted under SAP and are charged directly to surplus.

SCHEDULE II

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at Year End
			(In thousands)		
Year ended March 31, 2026					
Allowance for LIFO					
(deducted from inventory) $	47,929 $	7,162 $	— $	— $	55,091
Year ended March 31, 2025					
Allowance for LIFO					
(deducted from inventory) $	46,331 $	1,598 $	— $	— $	47,929
Year ended March 31, 2024					
Allowance for LIFO					
(deducted from inventory) $	47,065 $	— $	— $	(734) $	46,331

SCHEDULE V

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

SUPPLEMENTAL INFORMATION (FOR PROPERTY-CASUALTY INSURANCE OPERATIONS)

YEARS ENDED MARCH 31, 2026, 2025, AND 2024

Fiscal Year	Affiliation with Registrant	Deferred Policy Acquisition Cost	Reserves for Unpaid Claims and Adjustment Expenses	Discount if any, Deducted	Unearned Premiums	Net Earned Premiums (1)	Net Investment Income (2)	Claim and Claim Adjustment Expenses Incurred Related to Current Year	Claim and Claim Adjustment Expenses Incurred Related to Prior Year	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expense	Net Premiums Written (1)
						(In thousands)						
2026	Consolidated property casualty entity	$ —	$ 114,758	$ —	(78)	$ 109,704	$ 11,377	$ 30,674	$ (7,752)	$ —	$ 31,287	$ 109,626
2025	Consolidated property casualty entity	—	125,605	—	(50)	101,953	19,361	30,293	(7,663)	—	24,398	101,903
2024	Consolidated property casualty entity	—	131,192	—	158	97,927	25,158	25,396	(13,153)	—	27,783	98,085

(1) There were $3.7 million, $3.1 million and $3.2 million in written premiums and $3.6 million, $3.0 million and $3.1 million in earned premiums for the years ended March 31, 2026, 2025 and 2024, respectively.

(2) Net Investment Income excludes net realized (gains) losses on investments of ($20.1) million, ($4.1) million and $0.0 million for the years ended March 31, 2026, 2025 and 2024, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-Haul Holding Company

Date: May 27, 2026

/s/ Edward J. Shoen

Edward J. Shoen
President and Chairman of the Board
(Principal Executive Officer)

Date: May 27, 2026

/s/ Jason A. Berg

Jason A. Berg
Chief Financial Officer
(Principal Financial Officer)

Date: May 27, 2026

/s/ Maria L. Bell

Maria L. Bell
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward J. Shoen his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act or things requisite and necessary to be done in connection therewith as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward J. Shoen Edward J. Shoen	President and Chairman of the Board	May 27, 2026
/s/ Jason A. Berg Jason A. Berg	Chief Financial Officer	May 27, 2026
/s/ Maria L. Bell Maria L. Bell	Chief Accounting Officer	May 27, 2026
/s/ James E. Acridge James E. Acridge	Director	May 27, 2026
/s/ John P. Brogan John P. Brogan	Director	May 27, 2026
/s/ James J. Grogan James J. Grogan	Director	May 27, 2026
/s/ Richard J. Herrera Richard J. Herrera	Director	May 27, 2026
/s/ Karl A. Schmidt Karl A. Schmidt	Director	May 27, 2026
/s/ Roberta R. Shank Roberta R. Shank	Director	May 27, 2026
/s/ Samuel J. Shoen Samuel J. Shoen	Director	May 27, 2026

Rev. May 2026

U-HAUL HOLDING COMPANY
CODE OF ETHICS

U-Haul Holding Company and our subsidiaries (collectively, the "Company") are committed to conducting our business consistent with high ethical and legal standards. This Code of Ethics (this "Code") reinforces our commitment to these standards and provides each employee, officer and director of the Company with guidance and perspective in understanding our business ethics.

This Code is designed to guide and help identify activities and behaviors that are appropriate in conducting business and those that are not. It is also designed to deter wrongdoing and to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission (the "SEC") and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of violations of this Code to an appropriate person or persons as identified herein; and (v) accountability for adherence to this Code.

No code of ethics can hope to spell out the appropriate moral conduct and ethical behavior for every situation one may confront. In the final analysis, we must rely on our own good judgment. Whenever we find ourselves with a difficult decision to make, we should seek counsel from our colleagues, our supervisors, the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board") when appropriate, the Board's Independent Governance Committee when appropriate, and our own conscience and common sense. Questions regarding specific interpretation or application of any guidelines or other content of this Code should be made to the Company's Director of Corporate Compliance or the Legal Department.

This Code is intended to conform to the provisions of applicable law, including Item 406 of the Sarbanes-Oxley Act of 2002, Item 406 of Regulation S-K, and applicable listing standards. This Code applies to all Company employees, officers, directors, non-director Board committee members, the trustees of the U-Haul Holding Company Employee Stock Ownership Plan and trustees of other trusts owning U-Haul Holding Company securities, all as provided herein.

This Code is available for viewing on U-Haul Holding Company's internet Web site at investors.uhaul.com and may be filed each year as an exhibit to U-Haul Holding Company's Annual Report on Form 10-K. The Company will publicly disclose (i) any change to this Code that applies to any officer or director of the Company, or any other person performing functions similar to those of a senior financial officer, and (ii) the grant of a waiver to any such individual of any provision of this Code. Such public disclosure will be made by the filing with the SEC of a Report on Form 8-K and/or the prompt disclosure of such change or waiver on the Company's internet Web site.

1. YOUR RESPONSIBILITIES

The Company believes that ethical behavior is good business. Company employees,

1

officers, directors, non-director Board committee members and trustees share certain responsibilities, but individually each is accountable for, among other things:

> ➢ Conducting the Company's business with integrity and in compliance in all material respects with applicable laws, rules and regulations.
> ➢ Avoiding situations where personal interests are, or appear to be, in conflict with the Company's interests, except as provided herein.
> ➢ Treating customers, suppliers and fellow employees in an honest and fair manner.
> ➢ Safeguarding proper use of the Company's proprietary information, assets and resources.
> ➢ Maintaining confidentiality of nonpublic information and not acting on such information for personal gain.

We are sometimes faced with situations where pressure exists to act unethically. If you are unsure in any situation, re-read this Code and ask yourself these questions:

> ➢ Is this action legal?
> ➢ Does it comply with our values and our standards?
> ➢ Would you feel comfortable telling someone else about your decision?

Compromises in behavior that lead to violations of our standards may result in disciplinary action, including termination of employment.

Unethical or unlawful behavior hurts the Company, our customers, our stockholders and other employees. As an officer, director, employee, non-director Board committee member or trustee, you can play a major role in ensuring ethical and legal compliance by reporting known or suspected wrongdoing within the Company. If you discover or suspect that an illegal, dishonest or unethical act is being committed, that an employee has violated this Code, or a violation is reported to you, report it immediately to your supervisor. Or, you may report the matter through our Hotline in any of the following manners:
- **e-mail:** compliancehotline@uhaul.com
- **Call:** 1-866-963-7128, ext. 548101, between 8 a.m. and 5 p.m., M-F, Arizona time.
- **Leave a voice-mail message:** 1-866-372-8392 (toll free, 24/7).
- **Mail information to**: U-Haul International, Inc., P.O. Box 21502, Phoenix, AZ 85036-1502, ATTN: Internal Audit.

Reporting may be done on a confidential or anonymous basis. Employees will not be disciplined or otherwise retaliated against as a result of reporting such matters in good faith. Always report a violation at least one level of management above the suspected wrongdoer. All reports are given serious and appropriate attention.

2. **CONFLICTS OF INTEREST, RELATED PARTY TRANSACTIONS, AND CORPORATE OPPORTUNITIES**

A conflict of interest may occur when an individual's personal interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer, director, non-director Board committee member or trustee (or a family member of any of the foregoing) takes actions or has interests which are actually or potentially detrimental to the best interests of the

Company. Conflicts of interest also arise when an employee, officer, director, non-director Board committee member or trustee (or a family member of any of the foregoing) receives improper personal benefits as a result of use of corporate property, information, ideas or his or her position in the Company. A corporate opportunity may arise when a Company employee, officer, director, non-director Board committee member or trustee (or a family member of any of the foregoing) seizes for himself or herself a business opportunity that would otherwise go to the Company's benefit, if that business opportunity is reasonably incident to the Company's present or prospective business and is one in which the Company has the capacity and desire to engage. A related party transaction can include any transaction over a specified dollar amount between the Company and an officer, director or significant stockholder (or a member of their respective family) and could also constitute a conflict of interest.

All Company employees, officers, directors, non-director Board committee members and trustees have a responsibility of fairness, integrity and loyalty, and should avoid situations and relationships that involve actual or potential conflicts of interest, unless otherwise permitted as provided herein.

Whether or not a conflict of interest, related party transaction or corporate opportunity exists or will exist can be unclear. Examples of situations that could be perceived as being in those categories might include, but are not limited to, the following:

➢ Conducting Company business with a firm owned, partially owned, or controlled by a significant stockholder of the Company, or a Company officer, director or employee, or a family member of any of the foregoing.
➢ Ownership of a material financial interest in a competitor of the Company.
➢ Working as an employee or a consultant for a customer or supplier of the Company, or doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties.
➢ Using Company property (tangible or intangible), materials, supplies, funds or other resources for personal purposes, or appropriating or diverting to others any business opportunity or idea in which the Company might have an interest.
➢ Taking for yourself any opportunity that you learn of through the Company or that rightfully is the Company's to pursue.
➢ Using corporate property, information or ideas for personal gain.

Persons who have questions about an actual or potential conflict of interest, related party transaction or corporate opportunity, or who become aware of such a matter, should discuss the matter with their supervisor or the Audit Committee.

a. <u>Transaction Between the Company and a Related Person</u>. Transactions between the Company and a Related Person (as hereinafter defined) where the amount involved in the transaction exceeds $120,000 (which amount may change from time to time, to be consistent with any changes to the threshold amount set forth in Item 404(a) of Regulation S-K) shall be reported to the Audit Committee, and are subject to ratification or approval by the Board or Audit Committee in accordance with, and to the extent required by, applicable law, including without limitation Nevada Revised Statutes § 78.140.

3

b.   Definition of "Related Person" A "Related Person" as that term is used herein, is defined in the Instructions to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Generally speaking, but subject to the more detailed definition in the referenced regulation, a Related Person includes a Company officer, director, director nominee, 5% stockholder of U-Haul Holding Company, or an immediate family member of any of the foregoing.

c.   Annual Questionnaires.   Directors and executive officers of U-Haul Holding Company shall disclose to the Company, by way of periodic questionnaire, questionnaire update, or other appropriate format which shall be provided to them, the existence of any relationships that could cause a transaction to constitute a related party transaction, or that could create a conflict of interest or the appearance of a conflict of interest. Such transactions are subject to disclosure, as provided by applicable law.

d.   Determination of "Amount Involved in the Transaction". The "amount involved in the transaction" shall be determined in accordance with the Instructions to Item 404(a) of Regulation S-K under the Exchange Act.

e.   Review Process. Review of a transaction by the Audit Committee or the Board should be based on the overall fairness of the transaction to the Company and whether the transaction as a whole is in the best interests of the Company and its stockholders. This could include, based on the facts and circumstances, whether the transaction is on substantially the same terms as prevailing terms with a third party in a comparable transaction; whether the transaction was negotiated at arms' length; collectability; whether there exists unfavorable features to the Company; the nature and extent of any such unfavorable features; analysis of the favorable features to the Company; the nature and extent of such favorable features; overall Company objectives relative to the transaction, both long-term and short-term; any other factors deemed relevant by the reviewing party; and any other factors under applicable law.

3. **GIFTS AND ENTERTAINMENT**

All decisions regarding the purchasing of materials, supplies and services must be made on the basis of competitive price, quality and timing in a way that preserves the Company's integrity. Giving or accepting anything of value is inappropriate if it could be reasonably interpreted as an effort to influence a business relationship or decision. The difference between a gift and a bribe is a question of intent. It is impermissible to accept or request any form of kickback or bribe. A bribe or a kickback includes any item or favor provided for the purpose of improperly obtaining favorable treatment or seeking a competitive advantage. Such efforts should never be used to accomplish indirectly what the Company could not properly or legally do directly.

In certain situations or on certain occasions, small gifts of nominal value, such as specialty advertising items bearing the corporate logo, tickets to local sports, civic or cultural events and/or restaurant meals or refreshments may be given to those with whom the Company has a business relationship.

Standards governing the acceptance of gifts from suppliers or their agents mirror those relating to the giving of gifts in that acceptance of a significant gift could be construed as improperly influencing the selection of a vendor.

Ultimately, each employee, officer, director, non-director Board committee member and trustee must exercise good business judgment in deciding which situations are unacceptable. If there is ever any doubt as to the acceptability of any gift or entertainment activity, consult with your supervisor.

The Company has several key Policy Bulletins emphasizing ethics and integrity, which are readily available to System members on the Company's internal Web site. These Policy Bulletins include, but are not limited to:

> ➢ Policy Bulletin No. 015, "Gifts and Favors," dated July 31, 2023.

> ➢ Policy Bulletin No. 462, "Conflicts of Interest and Kickbacks," dated July 31, 2023.

> ➢ Policy Bulletin No. 959, "Marketing Company Disbursements & Approvals," dated December 22, 1997.

> ➢ Policy Bulletin No. 475, " Theft, Embezzlement and Poor Business Judgment," dated July 31, 2023.

The Company has been and will always remain committed to maintaining high standards of ethics and corporate behavior. Except as may be expressly provided herein, nothing in this Code is intended to modify any Company Policy Bulletins.

4. CONFIDENTIALITY

All employees, officers, directors, non-director Board committee members and trustees should maintain the confidentiality of information entrusted to them by the Company or its customers, suppliers or employees, except when disclosure is authorized or legally mandated. Confidential information includes all nonpublic information that might be of use to competitors, or harmful to the Company, if disclosed.

The Company operates in a very competitive environment providing a wide variety of products and services to a wide variety of customers. We must protect the Company's trade secrets, confidential information and other proprietary information. Employees agree to treat all trade secrets and confidential information of the Company as confidential and to take all necessary precautions against disclosure of such information to third parties during and after their employment. To the extent any employee, officer, director, non-director Board committee member or trustee is party to a confidentiality agreement, non-disclosure agreement or similar agreement with the Company, the terms of such agreement shall prevail over any inconsistent term in this Code.

5. PROTECTION AND USE OF CORPORATE ASSETS

All employees are responsible for ensuring that appropriate measures are taken to properly protect the Company's corporate assets. Employees are expected to assist in the protection of all confidential and proprietary information, including technical, financial, marketing and other business information, which, if made available to the Company's competitors or the public, would be advantageous to such competitors and detrimental to the

5

Company. Protection of such information is critical to our ability to grow and compete.

The Company's computer systems, electronic mail (e-mail), voice mail, mobile devices and Internet access are employer-provided technologies and Company property. The use of the Company's computer systems, e-mail, voice mail, mobile devices and Internet access are primarily for matters of concern to the Company's operations, and not for communications of a personal nature. Such nonbusiness-related use should be on an infrequent basis. Employees may not use these assets to display, transmit or store inappropriate or illegal materials at any time.

6. <u>INSIDER TRADING</u>

It is illegal to buy, sell, or otherwise trade securities (either personally or on behalf of others) on the basis of material, nonpublic information, in breach of a fiduciary duty or other relationship of trust and confidence. It also is illegal to communicate (i.e., to "tip") material, nonpublic information to others so that they may buy, sell, or otherwise trade securities on the basis of that information. All Company employees, officers, directors, non-director Board committee members and trustees who know material, nonpublic information about the Company or any other company are prohibited from trading, or tipping others to trade in the securities of that company.

Material information is factual information that a reasonable investor would want to know before making an investment decision. Examples of material information may include:

> ➢ Quarterly or annual financial results.
> ➢ Financial forecasts.
> ➢ Significant financial developments.
> ➢ Significant new developments.
> ➢ Significant contracts.

These prohibitions continue for as long as the information you know remains material and nonpublic. In addition to disciplinary action by the Company, violation of these rules may subject you to a federal court injunction, disgorgement of the amount of profits gained or losses avoided, substantial civil penalties, private action for money damages, as well as criminal penalties, including prison and fines.

7. <u>FINANCIAL INTEGRITY</u>

The Company's books, records and accounts are to be maintained in a manner that honestly and accurately reflects all financial transactions in conformity with generally accepted accounting principles. An employee shall not:

> ➢ Improperly accelerate or defer expenses or revenues to achieve financial results or goals.
> ➢ Maintain any undisclosed or unrecorded funds or "off the book" assets.
> ➢ Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting.
> ➢ Make any payment for purposes other than those described in the documents supporting the payment.

> ➢ Sign any documents, certificates or representation letters believed to be inaccurate or untruthful.

Our financial officers are required to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that U-Haul Holding Company files with, or submits to, the SEC and in other public communications made by us.

8. <u>ACCOUNTING CONCERNS</u>

Employees, officers, directors, non-director Board committee members and trustees are encouraged to talk to their supervisor, the Director of Corporate Compliance or any member of the Audit Committee regarding any concerns that they have pertaining to the Company's accounting, internal controls or audit practices. It is our policy not to allow retaliation for reports of misconduct or potential misconduct by others made in good faith.

9. <u>RECORDS RETENTION</u>

Any employee who becomes aware of any governmental or regulatory investigation, litigation, administrative or other proceeding or claim should promptly consult with the appropriate member of the Company's Legal Department regarding any records relating to that matter. Federal and state (provincial) law provides for severe penalties for any person who alters, mutilates, conceals or destroys a record or an object with intent to impair the availability of such item or influence the investigation of a governmental department or agency. Employees are expected to comply with the Company's records retention policy, a copy of which is available through the U‑Haul intranet. Any questions about the records retention policy should be directed to the Legal Department.

10. <u>WORKPLACE HEALTH, SAFETY AND ENVIRONMENT</u>

The Company is committed to the safety and health of its employees. Providing and maintaining a safe work environment and instituting and following work practices to safeguard employees and customers must be a primary consideration for all of us. Reviewing all of our businesses and identifying where we can act to improve safety awareness is an ongoing task to which the Company and each employee should be dedicated. There is no job so important that we cannot take the time to complete it safely.

Safe work practices also include exercising good judgment with regard to the environmental aspects of our business. Additionally, discharge and disposition of hazardous materials must be performed only in a manner that complies with all applicable environmental protection laws, ordinances and regulations.

11. <u>COMPLIANCE WITH LAWS</u>

All employees are expected to comply at all times with all federal, state (provincial), local and foreign laws and regulations affecting the Company and its business. If any employee is uncertain about the existence or effect of a particular law on his or her conduct on behalf of the Company, such individual should consult with his or her supervisor. In particular, and without limiting the generality of the foregoing statements:

> ➢ Any action taken to intentionally and wrongfully evade the payment of any tax, or the violation of any law relating to taxation of property, services, sales, income or any other matters, including failure to file reports or returns on a timely basis (other than with the approval of the applicable taxing authority) or filing false or fictitious reports or returns, is strictly prohibited.
> ➢ Any action taken to intentionally circumvent the requirements of any federal, state (provincial), or local health or safety law applicable to the Company's facilities, operations or products, or any action taken to intentionally mislead any regulatory authority with respect to the Company's compliance with such laws is strictly prohibited.
> ➢ Any action taken to intentionally mislead the investing public, the SEC, the New York Stock Exchange or any other federal or state (provincial) securities regulatory authority or securities exchange or quotation system regarding the Company's business, legal or financial affairs or regarding any material event or circumstance affecting the Company is strictly prohibited.

12. <u>SEC DISCLOSURE</u>

The U-Haul Holding Company President and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the President and each senior financial officer to bring to the attention of the Company's Director of Corporate Compliance any material information of which he or she may become aware that affects the disclosure made by the Company in its public filings. The President and each senior financial officer shall promptly bring to the attention of the Director of Corporate Compliance and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls. The President and each senior financial officer shall promptly bring to the attention of the Director of Corporate Compliance any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls. The President and each senior financial officer shall promptly bring to the attention of the Director of Corporate Compliance and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities laws, rules or regulations applicable to the Company by the Company or any agent thereof.

U-HAUL HOLDING COMPANY
(Nevada)
Consolidated Subsidiaries

Name of Entity	Jurisdiction of Incorporation
Patriot Truck Leasing, LLC	NV
Picacho Peak Investments Co.	NV
Picacho Peak, LLC	NV
ARCOA Risk Retention Group, Inc.	NV
U-Haul International Shipping, LLC	NV
Repwest Insurance Company	AZ
Republic Claims Service Co.	AZ
Ponderosa Insurance Agency, LLC	AZ
Ponderosa Self-Storage Liability Group, LLC	AZ
RWIC Investments, Inc.	AZ
Oxford Life Insurance Company	AZ
Oxford Life Insurance Agency, Inc.	AZ
Christian Fidelity Life Insurance Company	TX
Amerco Real Estate Company	NV
Amerco Real Estate Company of Texas, Inc.	TX
Amerco Real Estate Services, Inc.	NV
Rainbow-Queen Properties, L.L.C.	AZ
Two PAC Company	NV
Twenty PAC Company	NV
Twenty-One PAC Company	NV
Nationwide Commercial Co.	AZ
AREC RW, LLC	AZ
13622 66th, LLC	NV
The Orange Storage Door Brewery LLC	NJ

Name of Entity	Jurisdiction of Incorporation
AREC Holdings, LLC	DE
AREC 1, LLC	DE
AREC 2, LLC	DE
AREC 3, LLC	DE
AREC 4, LLC	DE
AREC 5, LLC	DE
AREC 6, LLC	DE
AREC 7, LLC	DE
AREC 8, LLC	DE
AREC 9, LLC	DE
AREC 10, LLC	DE
AREC 11, LLC	DE
AREC 12, LLC	DE
AREC 13, LLC	DE
AREC 14, LLC	NV
AREC 15, LLC	NV
AREC 19, LLC	NV
AREC 20, LLC	NV
AREC 21, LLC	NV
AREC 22, LLC	DE
AREC 23, LLC	DE
AREC 24, LLC	DE
AREC 25, LLC	DE
AREC 26, LLC	DE
AREC 27, LLC	DE
AREC 28, LLC	DE
AREC 29, LLC	DE
AREC 30, LLC	DE
AREC 31, LLC	DE
AREC 32, LLC	DE
AREC 33, LLC	DE
AREC 34, LLC	DE
AREC 35, LLC	DE
AREC 36, LLC	DE
AREC 37, LLC	DE
AREC 38, LLC	DE
AREC 39, LLC	DE
AREC 40, LLC	NV
AREC 41, LLC	DE
AREC 42, LLC	DE

Name of Entity	Jurisdiction of Incorporation
AREC 43, LLC	DE
AREC 44, LLC	DE
AREC 45, LLC	DE
AREC 46, LLC	DE
AREC 47, LLC	DE
AREC 48, LLC	DE
AREC 49, LLC	NV
AREC 50, LLC	NV
AREC 51, LLC	DE
AREC 52, LLC	NV
AREC 53, LLC	DE
AREC 2018, LLC	NV
AREC QOF, LLC	NV
20 Oak Harbor, LLC	NV
41 Haig, LLC	NV
53 Roanoke, LLC	NV
74-5583 Pawai, LLC	NV
107 N Chester, LLC	NV
125 Beechwood, LLC	NV
333 Sunrise, LLC	NV
370 Orange Street, LLC	NV
407 Park, LLC	NV
506 Fesslers, LLC	NV
625 & 639 8th Avenue, LLC	NV
700 54th Avenue, LLC	NV
8201 Santa Fe (CA), LLC	NV
1315 3rd, LLC	NV
1450 Walbridge, LLC	NV
1506 Woodlawn, LLC	DE
1508 Woodlawn, LLC	DE
CRP Holdings Dunleavey, LLC	DE
1833 Egg Harbor Road, LLC	NV
2022 MC, LLC	NV
2115 West, LLC	NV
2317 Route 70, LLC	DE
2447 Roosevelt, LLC	NV
2823 Nashville Road, LLC	DE
3355 Washburn Way, LLC	NV
3400 MacArthur, LLC	NV
3410 Galena, LLC	DE

Name of Entity	Jurisdiction of Incorporation
3463 Billy Hext, LLC	NV
3700 Bigelow, LLC	NV
4029 Golden, LLC	DE
4251 Hiawatha, LLC	NV
4795 Charlotte, LLC	NV
5655 Whipple, LLC	NV
8250 Hwy 99, LLC	NV
8272 Hwy 59, LLC	NV
Foster 81st, LLC	DE
Kansas City 454, LLC	NV
Rosehill Street, LLC	NV
West 16th, LLC	DE
West 136, LLC	DE
Shoen Family Holdings, LLC	NV
AREC 1031 Holdings, LLC	NV
8 Erie EAT, LLC	NV
53 Technology EAT, LLC	NV
60 Burrell Plaza EAT, LLC	NV
88 Birnie EAT, LLC	NV
176 Ragland EAT, LLC	NV
200-220 North Point EAT, LLC	NV
207 Simpson EAT, LLC	NV
339-341 Lehigh EAT, LLC	NV
463 Lakewood EAT, LLC	NV
529 & Westgreen EAT, LLC	NV
665 Perry EAT, LLC	NV
800 28 EAT, LLC	NV
817 Appleyard EAT, LLC	NV
900 Roswell EAT, LLC	NV
950 25th EAT, LLC	NV
1200 Main EAT, LLC	NV
1320 Grandview EAT, LLC	NV
1450 South West EAT, LLC	NV
2811 Vista EAT, LLC	NV
4225 Hiawatha EAT, LLC	NV
5204 Links EAT, LLC	NV
6805 Corporate EAT, LLC	NV
6910 Richmond EAT, LLC	NV
8135-8171 Houghton Lake EAT, LLC	NV
10412 Sprague EAT, LLC	NV

Name of Entity	Jurisdiction of Incorporation
10681 Loop 1604 EAT, LLC	NV
Dimond EAT, LLC	NV
Marginal EAT, LLC	NV
AREC 1031 Holdings 2, LLC	NV
U-Haul International, Inc.	NV
United States:	
A & M Associates, Inc.	AZ
Web Team Associates, Inc.	NV
eMove, Inc.	NV
U-Haul Business Consultants, Inc.	AZ
U-Haul Leasing & Sales Co.	NV
RTAC, LLC	NV
U-Haul R Fleet, LLC	NV
2010 BE-BP-2, LLC	NV
2010 U-Haul S Fleet, LLC	NV
2010 TM-1, LLC	NV
2010 TT-1, LLC	NV
2010 DC-1, LLC	NV
2013 U-Haul R Fleet, LLC	NV
2013 BP, LLC	NV
2013 U-Haul R Fleet 2, LLC	NV
2013 BOA-BE, LLC	NV
2013 U-Haul R Fleet 3, LLC	NV
2013 NYCB-BE, LLC	NV
U-Haul Moving Partners, Inc.	NV
U-Haul Self-Storage Management (WPC), Inc.	NV
U-Haul Co. of Alabama, Inc.	AL
U-Haul Co. of Alaska	AK
U-Haul Co. of Arizona	AZ
Boxman Rentals, LLC	NV
U-Haul Titling, LLC	NV
2010 U-Haul Titling 2, LLC	NV
2010 U-Haul Titling 3, LLC	NV
2013 U-Haul Titling 1, LLC	NV
2013 U-Haul Titling 2, LLC	NV
2013 U-Haul Titling 3, LLC	NV
CGAF Holdings, LLC	NV
Casa Grande Alternative Fuel Co., LLC	NV
U-Haul Co. of Arkansas	AR

Name of Entity	Jurisdiction of Incorporation
U-Haul Co. of California	CA
U-Haul Co. of Colorado	CO
U-Haul Co. of Connecticut	CT
U-Haul Co. of District of Columbia, Inc.	DC
U-Haul Co. of Florida	FL
6810 US Hwy 1, LLC	NV
1800 State Road, LLC	NV
Sample Square Office Park Property Owners' Master Association, Inc.	FL
U-Haul Co. of Florida 2, LLC	DE
U-Haul Co. of Florida 3, LLC	DE
U-Haul Co. of Florida 4, LLC	DE
U-Haul Co. of Florida 5, LLC	DE
U-Haul Co. of Florida 8, LLC	DE
U-Haul Co. of Florida 9, LLC	DE
U-Haul Co. of Florida 10, LLC	DE
U-Haul Co. of Florida 11, LLC	DE
U-Haul Co. of Florida 905, LLC	DE
U-Haul Co. of Florida 14, LLC	NV
U-Haul Co. of Florida 15, LLC	NV
U-Haul Co. of Florida 19, LLC	NV
U-Haul Co. of Florida 21, LLC	NV
U-Haul Co. of Florida 22, LLC	DE
U-Haul Co. of Florida 23, LLC	DE
U-Haul Co. of Florida 24, LLC	DE
U-Haul Co. of Florida 25, LLC	DE
U-Haul Co. of Florida 26, LLC	DE
U-Haul Co. of Florida 28, LLC	DE
U-Haul Co. of Florida 30, LLC	DE
U-Haul Co. of Florida 31, LLC	DE
U-Haul Co. of Florida 32, LLC	DE
U-Haul Co. of Florida 33, LLC	DE
U-Haul Co. of Florida 34, LLC	DE
U-Haul Co. of Florida 35, LLC	DE
U-Haul Co. of Florida 42, LLC	DE
U-Haul Co. of Florida 44, LLC	DE
U-Haul Co. of Florida 48, LLC	DE
U-Haul Co. of Florida 49, LLC	NV
U-Haul Co. of Florida 50, LLC	NV
U-Haul Co. of Florida 51, LLC	DE

Name of Entity	Jurisdiction of Incorporation
U-Haul Co. of Georgia	GA
U-Haul of Hawaii, Inc.	HI
U-Haul Co. of Idaho, Inc.	ID
U-Haul Co. of Illinois, Inc.	IL
U-Haul Co. of Indiana, Inc.	IN
U-Haul Co. of Iowa, Inc.	IA
U-Haul Co. of Kansas, Inc.	KS
U-Haul Co. of Kentucky	KY
U-Haul Co. of Louisiana	LA
U-Haul Co. of Maine, Inc.	ME
U-Haul Co. of Maryland, Inc.	MD
U-Haul Co. of Massachusetts and Ohio, Inc.	MA
Collegeboxes, LLC	MA
U-Haul Co. of Michigan	MI
U-Haul Co. of Minnesota	MN
U-Haul Co. of Mississippi	MS
U-Haul Company of Missouri	MO
U-Haul Co. of Montana, Inc.	MT
U-Haul Co. of Nebraska	NE
U-Haul Co. of Nevada, Inc.	NV
U-Haul Co. of New Hampshire, Inc.	NH
U-Haul Co. of New Jersey, Inc.	NJ
U-Haul Co. of New Mexico, Inc.	NM
U-Haul Co. of New York and Vermont, Inc.	NY
U-Haul Co. of North Carolina	NC
U-Haul Co. of North Dakota	ND
U-Haul Co. of Oklahoma, Inc.	OK
U-Haul Co. of Oregon	OR
U-Haul Co. of Pennsylvania	PA
U-Haul Co. of Rhode Island	RI
U-Haul Co. of South Carolina, Inc.	SC
U-Haul Co. of South Dakota, Inc.	SD
U-Haul Co. of Tennessee	TN
U-Haul Co. of Texas	TX
U-Haul Propane of Texas, LLC	NV
U-Haul Co. of Utah, Inc.	UT
U-Haul Co. of Virginia	VA
U-Haul Co. of Washington	WA
U-Haul Co. of West Virginia	WV
U-Haul Co. of Wisconsin, Inc.	WI

Name of Entity	Jurisdiction of Incorporation
U-Haul Co. of Wyoming, Inc.	WY
UHIL Holdings, LLC	DE
UHIL 1, LLC	DE
UHIL 2, LLC	DE
UHIL 3, LLC	DE
UHIL 4, LLC	DE
UHIL 5, LLC	DE
UHIL 6, LLC	DE
UHIL 7, LLC	DE
UHIL 8, LLC	DE
UHIL 9, LLC	DE
UHIL 10, LLC	DE
UHIL 11, LLC	DE
UHIL 12, LLC	DE
UHIL 13, LLC	DE
UHIL 14, LLC	NV
UHIL 15, LLC	NV
UHIL 16, LLC	NV
UHIL 19, LLC	NV
UHIL 20, LLC	NV
UHIL 21, LLC	NV
UHIL 22, LLC	DE
UHIL 23, LLC	DE
UHIL 24, LLC	DE
UHIL 25, LLC	DE
UHIL 26, LLC	DE
UHIL 27, LLC	DE
UHIL 28, LLC	DE
UHIL 29, LLC	DE
UHIL 30, LLC	DE
UHIL 31, LLC	DE
UHIL 32, LLC	DE
UHIL 33, LLC	DE
UHIL 34, LLC	DE
UHIL 35, LLC	DE
UHIL 36, LLC	DE
UHIL 37, LLC	DE
UHIL 38, LLC	DE
UHIL 39, LLC	DE
UHIL 40, LLC	NV

Name of Entity	Jurisdiction of Incorporation
UHIL 41, LLC	DE
UHIL 42, LLC	DE
UHIL 43, LLC	DE
UHIL 44, LLC	DE
UHIL 45, LLC	DE
UHIL 46, LLC	DE
UHIL 47, LLC	DE
UHIL 48, LLC	DE
UHIL 49, LLC	NV
UHIL 50, LLC	NV
UHIL 51, LLC	DE
UHIL 52, LLC	NV
UHIL 53, LLC	DE
UHIL RW, LLC	DE
Canada:	
U-Haul Co. (Canada) Ltd. U-Haul Co. (Canada) Ltee	ON
U-Haul Inspections Ltd.	BC

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-56571 and 333-292045 on Form S-3 of our reports dated May 27, 2026, relating to the financial statements of U-Haul Holding Company and the effectiveness of U-Haul Holding Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended March 31, 2026.

/s/ Deloitte & Touche LLP

Tempe, Arizona
May 27, 2026

EXHIBIT 31.1

Rule 13a-14(a)/15d-14(a) Certification

I, Edward J. Shoen, certify that:

1. I have reviewed this annual report on Form 10-K of U-Haul Holding Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Edward J. Shoen
_____
Edward J. Shoen
President and Chairman of the Board

Date: May 27, 2026

EXHIBIT 31.2

Rule 13a-14(a)/15d-14(a) Certification

I, Jason A. Berg, certify that:

1. I have reviewed this annual report on Form 10-K of U-Haul Holding Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Jason A. Berg
Jason A. Berg
Chief Financial Officer

Date: May 27, 2026

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-K for the year ended March 31, 2026 of U-Haul Holding Company (the "Company"), as filed with the Securities and Exchange Commission on May 27, 2026 (the "Report"), I, Edward J. Shoen, President and Chairman of the Board of the Company, certify, to the best of my knowledge and belief, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward J. Shoen
Edward J. Shoen
President and Chairman of the Board

Date: May 27, 2026

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-K for the year ended March 31, 2026 of U-Haul Holding Company (the "Company"), as filed with the Securities and Exchange Commission on May 27, 2026 (the "Report"), I, Jason A. Berg, Chief Financial Officer of the Company, certify, to the best of my knowledge and belief, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jason A. Berg
Jason A. Berg
Chief Financial Officer

Date: May 27, 2026

U-HAUL HOLDING COMPANY® AND CONSOLIDATED SUBSIDIARIES
STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Edward J. Shoen
Chairman

John P. Brogan

Richard J. Herrera

Roberta R. Shank

James E. Acridge

James J. Grogan

Karl A. Schmidt

Samuel J. Shoen

COMMITTEES OF THE BOARD OF DIRECTORS

Audit & Cyber Committee
James E. Acridge
John P. Brogan
James J. Grogan
Karl A. Schmidt

Compensation Committee
James E. Acridge
John P. Brogan
Roberta R. Shank

Executive Finance Committee
John P. Brogan
Edward J. Shoen
Samuel J. Shoen

Independent Governance Committee
John P. Brogan
Douglas A. Ducey*
James J. Grogan
Roberta R. Shank

ADVISORY BOARD

Laurence J. De Respino*

*Non-Director Member

EXECUTIVE OFFICERS OF THE COMPANY

Edward J. Shoen
Chairman of
U-Haul Holding Company

Douglas M. Bell
President of Repwest
Insurance Company

Maria L. Bell
Chief Accounting Officer of
U-Haul Holding Company

Jason A. Berg
Chief Financial Officer of
U-Haul Holding Company

Matthew F. Braccia**
President of Amerco
Real Estate Company

Kristine K. Campbell
General Counsel of
U-Haul Holding Company

Samuel J. Shoen***
Vice Chairman
U-Box Project Manager

Robert W. Simmons
President of Oxford
Life Insurance Company

John C. Taylor
President of U-Haul International

**Mr. Braccia no longer serves as President of Amerco Real Estate Company
effective June 12, 2026.*

***Mr. Shoen no longer serves as U-Box Project Manager
effective May 22, 2026.*

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. To review the full description of the Cautionary Statement Regarding Forward-Looking Statements, please refer to page 1 of this Annual Report.

STOCKHOLDER INFORMATION

U-Haul Holding Company®, a Nevada corporation, was incorporated in April 1969 as AMERCO® and is the holding company of the subsidiaries comprising the U-Haul System and other subsidiaries (collectively, the "Company"). The Company had its origin in 1945 under the name "U-Haul Trailer Rental Company." The Company is primarily engaged in the short-term rental of trucks, trailers and related equipment to the do-it-yourself mover. The Company also sells related moving products and services, rents self-storage units, portable moving and storage units and general rental items. In addition, the Company's insurance subsidiaries engage in the life and property/casualty insurance and reinsurance business.

CORPORATE HEADQUARTERS

5555 Kietzke Lane, Suite 100
Reno, Nevada 89511
(775) 688-6300

INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP
Tempe, Arizona

FORM 10–K

The Annual Report on Form 10-K and
additional information is available on the Internet at
investors.uhaul.com

TRANSFER AGENT

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
(800) 303-3965
computershare.com/investor









